As filed with the Securities and Exchange Commission on October 26, 2007

Registration No. 333-145437

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

3PAR Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3572	77-0510671
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4209 Technology Drive

Fremont, CA 94538

(510) 413-5999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David C. Scott

President and Chief Executive Officer

4209 Technology Drive

Fremont, CA 94538

(510) 413-5999

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert P. Latta Robert F. Kornegay Lance E. Brady Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-9300 Facsimile: (650) 493-6811	Alastair A. Short Ricardo E. Velez 3PAR Inc. 4209 Technology Drive Fremont, CA 94538 Telephone: (510) 413-5999 Facsimile: (510) 668-9596	Christopher L. Kaufman Andrew S. Williamson Joey Neugart Latham & Watkins LLP 505 Montgomery Street, Suite 2000 San Francisco, CA 94111 Telephone: (415) 391-0600 Facsimile: (415) 395-8095

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 26, 2007

                     Shares

3PAR Inc.

Common Stock

This is an initial public offering of shares of common stock of 3PAR Inc. All of the              shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $              and $            . We intend to apply to list our common stock on NYSE Arca under the symbol “PAR.”

See “Risk Factors” on page 7 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to 3PAR Inc.	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from 3PAR Inc. at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2007.

Goldman, Sachs & Co.	Credit Suisse

UBS Investment Bank

Thomas Weisel Partners LLC

RBC Capital Markets

Prospectus dated                     , 2007.

3PAR UTILITY STORAGE

S800
S400
E200

Simple.
Efficient.
Scalable.

Highly Virtualized Tiered-Storage Array.

3PAR
Serving Information

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and the related notes, and our risk factors beginning on page 7, before deciding whether to purchase shares of our common stock. Unless the context otherwise requires, the terms “3PAR,” “the Company,” “we,” “us” and “our” in this prospectus refer to 3PAR Inc. and its consolidated subsidiaries.

3PAR

Overview

We are the leading global provider of utility storage solutions for large to medium enterprises, business-oriented service providers, consumer-oriented Internet/Web 2.0 companies and government entities. Utility storage is a segment of the larger, global market for Fibre Channel and iSCSI open storage area networks, or SANs, a market in which we compete with larger, more established companies. Our utility storage products offer simple, efficient and massively scalable tiered storage arrays designed to dramatically enhance the economics and performance of storage. Our utility storage solution is designed to provision storage services rapidly and simply, reduce administrative costs, improve server and storage utilization, lower power requirements and scale efficiently to support the continuous growth of data.

Our utility storage solution is designed as a key building block for utility computing. Utility computing is an emerging IT architecture that virtualizes key IT infrastructure elements, primarily application servers and storage arrays, to create shared infrastructures for workload consolidation that can enable services to be delivered more rapidly, flexibly, reliably and economically. Utility computing aims to capture key advantages of both mainframe computing and client/server, or distributed computing, which utility storage helps enable by reducing complexity and improving efficiency in the storage infrastructure.

We deliver our utility storage solution through our InServ Storage Server arrays, all of which are powered by our InForm Suite of software. Our products provide the following key benefits to our customers:

•	Simplicity. Autonomic and dynamically optimized management and administration of storage hardware and software;

•	Efficiency. Virtualized storage capacity that reduces dedicated physical capacity and allows our customers to thinly provision physical storage to maximize utilization;

•	Scalability. Clustered controller architecture designed to enable non-disruptive scalability within a single, tiered storage system as customer storage needs change over time;

•	Availability. Architecture designed to maintain data availability, minimize the impact of component failures and allow faster recovery from application failures; and

•	Faster Storage Provisioning. More rapid provisioning of storage services enables our customers to address new business opportunities more rapidly.

We began commercial shipments of our products in March 2002 and have shipped over 400 systems to more than 200 end customers, including Credit Suisse Group, Department of Justice (FBI), Dow Jones & Company, Inc., MySpace.com, Omniture, Inc., Priceline.com, SAVVIS, Inc., TransUnion LLC, United States Census Bureau, USinternetworking, Inc. (an AT&T company), Verizon Business and the Virginia Information Technologies Agency.

Industry Background

IDC, a third-party market research firm, estimates in its November 2006 report “Worldwide Disk Storage Systems 2006-2010 Forecast Update: Steady as She Goes” that the global market for Fibre Channel and SANs will be approximately $11.7 billion in 2007. We compete in segments of this market that IDC estimates will be approximately $8.5 billion in 2007.

The shift from mainframe to distributed computing has accelerated the adoption of modular storage and the development of networked storage in the form of both SANs and network attached storage, or NAS. However, traditional SAN and NAS approaches can lead to many individual storage silos, which in turn can require incremental networking infrastructure such as switches, appliances and management software. These incremental components add complexity to storage infrastructure and place a strain on IT personnel, which increases administrative costs.

Traditional SAN and NAS approaches to data storage have numerous limitations, including complexity and inefficiency, slow provisioning of storage services, unintended storage performance bottlenecks and under-utilization of storage assets. In addition, there is increasing demand for IT storage agility and responsiveness to address changing business requirements at an economic cost that appropriately matches business needs, creating the need for a new storage solution.

Utility storage is emerging as a next-generation storage architecture that leverages technologies that include virtualization, automation and clustering to create shared infrastructures for flexible workload consolidation. By employing these new technologies, we believe that organizations are able to significantly improve their storage environment with higher storage utilization, better data management and more predictable administrative costs. We believe that when compared to monolithic and modular storage solutions, our utility storage products enhance service delivery and storage economics by offering higher performance at a lower total lifetime cost of ownership.

Our Strategy

Our mission is to provide storage solutions that are simple and efficient. Key elements of our strategy include:

•

Promoting the Benefits and Adoption of Utility Storage.    We intend to increase market awareness of the benefits of utility storage by targeting organizations that can benefit from server virtualization and other aspects of utility computing;

•

Building Substantial Repeat Business with Existing Customers.    We intend to continue generating significant repeat business by selling easily expandable tiered storage arrays as our customers’ storage needs increase, and by delivering a broad and interoperable product line with a focus on achieving high levels of customer satisfaction;

•

Expanding Our Customer Base Through Direct Customer Relationships in Core Markets.    We intend to continue investing in the expansion of our sales force, both in the United States and internationally, in order to develop direct relationships with large potential customers;

•

Expanding Our Strategic Relationships.    We intend to continue establishing and expanding strategic relationships to serve markets in which we do not have a direct presence, and to integrate our utility storage solutions with the products offered by a broad range of hardware and software vendors;

•

Extending Our Technology Leadership Position in Utility Storage.    We intend to continue enhancing our InForm Suite, other software applications and our underlying clustered controller hardware architecture with greater levels of functionality, performance and availability; and

•	Offering the Highest Level of Customer Support. We intend to continue enhancing our remote support capabilities in order to further differentiate our utility storage products.

Corporate Information

We began operations in May 1999 and are headquartered in Fremont, California. Our principal executive offices are located at 4209 Technology Drive, Fremont, California 94538. Our telephone number is (510) 413-5999. Our website address is www.3par.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

The “3” design logo, “3PAR,” “InServ,” “InForm,” “InSpire,” “Serving Information,” and other trademarks or service marks of 3PAR Inc. appearing in this prospectus are the property of 3PAR Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

The Offering

Common stock offered by 3PAR	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds to repay outstanding borrowings under our revolving line of credit or acquire other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. See “Use of Proceeds” below.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

Proposed NYSE Arca symbol	“PAR”

The number of shares of our common stock to be outstanding after this offering is based on 52,514,575 shares of our common stock outstanding as of September 30, 2007, and excludes:

•	5,741,217 shares of common stock issuable upon exercise of options outstanding as of September 30, 2007, at a weighted average exercise price of $4.78 per share;

•	336,685 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007, at a weighted average exercise price of $1.91 per share;

•

725,902 shares of common stock reserved as of September 30, 2007 for future grant under our 1999 Stock Plan and 20,999 shares of common stock reserved as of September 30, 2007 for future grant under our 2000 Management Stock Option Plan; and

•

11,925,000 shares of common stock reserved after September 30, 2007 for future issuance under our new equity-based compensation plans, including 10,375,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan, and 1,550,000 shares of common stock reserved for issuance under our 2007 Employee Stock Purchase Plan, each of which will become effective on the date of the completion of this offering.

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	a one-for-two reverse split of our common and preferred stock that we effected on October 25, 2007;

•	the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 33,256,720 shares of common stock upon the completion of this offering;

•	the filing of our amended and restated certificate of incorporation immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares.

Summary Consolidated Financial Data

The following tables summarize the consolidated financial data for our business. You should read this summary consolidated financial data in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus. The summary financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus. The summary consolidated statements of operations data for each of the three years in the period ended March 31, 2007 is derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended September 30, 2006 and September 30, 2007, and the summary consolidated balance sheet data as of September 30, 2007, are derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited summary consolidated financial data set forth below include, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair statement of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. Additionally, our historical results are not necessarily indicative of the results that should be expected in the future.

	Years Ended March 31,			Six Months Ended September 30,
	2005	2006	2007(1)(2)	2006(1)	2007(1)
				(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Product	$23,698	$37,876	$64,977	$33,740	$49,898
Support	75	308	1,191	381	1,891

Total revenue	23,773	38,184	66,168	34,121	51,789
Cost of revenue(2)(3):
Product	12,108	15,617	23,644	12,842	17,236
Support	27	104	228	85	455

Total cost of revenue	12,135	15,721	23,872	12,927	17,691

Gross profit	11,638	22,463	42,296	21,194	34,098

Operating expenses(3):
Research and development	15,203	18,459	24,519	10,201	16,716
Sales and marketing	12,380	16,602	28,096	12,576	20,393
General and administrative	2,043	3,390	6,104	2,627	4,266

Total operating expenses	29,626	38,451	58,719	25,404	41,375

Loss from operations	(17,988)	(15,988)	(16,423)	(4,210)	(7,277)
Other income (expense), net	554	(241)	1,010	493	298

Loss before provision for income taxes	(17,434)	(16,229)	(15,413)	(3,717)	(6,979)

Provision for income taxes	—	(23)	(72)	(30)	(68)

Net loss	$(17,434)	$(16,252)	$(15,485)	$(3,747)	$(7,047)

Net loss per common share, basic and diluted	$(1.26)	$(1.01)	$(0.87)	$(0.21)	$(0.38)

Weighted average shares used in computing basic and diluted net loss per common share	13,826	16,101	17,746	17,561	18,431

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.30)		$(0.14)

Weighted-average shares used in computing pro forma basic and diluted net loss per common share (unaudited)			51,003		51,688

(1)	Effective April 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R), using the prospective transition method, which requires the application of the provision of SFAS 123(R) only to share-based payment awards granted, modified, repurchased or cancelled on or after the modification date. Under this method, we recognize stock-based compensation expense for all share-based payment awards granted after March 31, 2006 in accordance with SFAS 123(R).
(2)	We implemented our new software support model in March 2007. See “Revenue Recognition” under “Critical Accounting Policies and Estimates” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(3)	Includes stock-based compensation as follows:

	Years Ended March 31,			Six Months Ended September 30,
	2005	2006	2007	2006	2007
				(unaudited)
	(in thousands)
Cost of revenue	$4	$96	$160	$70	$79
Research and development	29	692	591	312	410
Sales and marketing	17	403	439	210	412
General and administrative	31	730	577	325	264

Total stock-based compensation	$81	$1,921	$1,767	$917	$1,165

	As of September 30, 2007
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$30,245	$30,245
Working capital	20,350	20,350
Total assets	83,334	83,334
Long-term portion of notes payable	—	—
Redeemable convertible preferred stock	94,343	—
Common stock and additional paid-in capital	96,534	190,877
Total stockholders’ equity (deficit)	(74,933)	19,410

(1)	The pro forma column in the consolidated balance sheet data table above reflects the automatic conversion of all outstanding shares of our preferred stock into common stock upon the completion of this offering.
(2)	The pro forma as adjusted column in the consolidated balance sheet data table above reflects (i) the conversion of all outstanding shares of our preferred stock into common stock upon the completion of this offering and (ii) the receipt of the estimated net proceeds from the sale of the shares of common stock offered by us in this offering.
(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, our cash, cash equivalents and short-term investments, working capital, total assets and total stockholders’ equity by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable to us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below before making an investment decision. Our business could be harmed if any of these risks, or any other risks not currently known to us or that we currently deem immaterial, materialized. The trading price of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Business and Industry

We have a history of losses and may never achieve profitability.

Since our formation, we have recorded a net loss in all of our fiscal periods. We recorded a net loss of $16.3 million in fiscal 2006 and $15.5 million in fiscal 2007. During fiscal 2008, we expect to significantly increase expenditures in connection with the expansion of our business, including the hiring of additional direct sales and engineering personnel. In addition, as a public company, we anticipate that we will incur additional legal, auditing, accounting and other expenses resulting from regulatory requirements that did not apply to us as a private company. As a result of these increased expenditures, we will be required to increase our revenue substantially in order to achieve profitability. We may not be able to improve our revenue as compared to prior fiscal periods, and therefore, may never achieve profitability.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict. If our operating results fall below expectations, the price of our common stock could decline.

Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. We typically receive a substantial portion of our orders in the last two weeks of each fiscal quarter, which makes forecasting our future operating results difficult. In addition, many of the orders we receive may include conditions, such as customer acceptance provisions, or may not ship or be installed during the quarter in which they are received, in which case we cannot recognize revenue for those orders. Many of our orders are conditioned upon successful testing of our products, and orders placed with our resellers by governmental entities may generally be terminated unilaterally or may be subject to additional conditions. As a result, predicting when orders will translate to revenue, and consequently predicting our future operating results, is extremely difficult.

In any quarter, our revenue may be largely attributable to a single customer’s orders. For example, in the first quarter of fiscal 2008, 25% of our revenue was attributable to sales to one customer. In addition, our quarterly and annual expenses as a percentage of our revenue may be significantly different from our historical or projected rates, and our operating results in future quarters may fall below expectations. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

In addition to other risk factors listed in this “Risk Factors” section, factors that may affect or result in period-to-period variability in our operating results include:

•	reductions in customers’ budgets for information technology purchases and delays in their budgeting and purchasing cycles, such as occurred earlier in this decade and which could have an adverse effect on our business and operating results because the purchase of our products requires our customers to make strategic and capital investment decisions about their storage requirements and IT infrastructures;

•

the length of time between our receipt of orders and the recognition of revenue from those orders, which can be several quarters because many of our orders contain terms that do not permit us to recognize revenue until certain conditions have been satisfied;

•	reductions in the size of our individual sale transactions, because smaller transactions tend to have a smaller software component and, therefore, could decrease our gross margins;

•	our ability to develop, introduce and ship, in a timely manner, new products and product enhancements that meet customer requirements; and

•	the timing of product releases or upgrades by us or by our competitors, which could have an adverse effect on our revenue if customers delay orders pending the new release or upgrade.

We face significant competition from a number of established companies, which may offer substantial pricing discounts and pursue other aggressive competitive tactics in order to attract and maintain customers.

We face intense competition from a number of established companies that seek to provide storage solutions similar to our utility storage solution. Currently, these competitors include EMC Corporation, Hitachi Data Systems Corporation, IBM, Network Appliance, Inc., Hewlett-Packard Company, Sun Microsystems, Inc. and Dell Inc. All of these competitors, as well as other potential competitors, have longer operating histories, significantly greater resources, more employees, better name recognition, a larger base of customers and more established customer relations than we have. Consequently, some of these companies have substantial control and influence regarding acceptance of a particular industry standard or competing technology. These companies may also be able to devote greater resources to the development, promotion and sale of products and may be able to deliver competitive products or technologies at a lower price than our products. In addition, they may be able to adopt more aggressive pricing policies than we can adopt. For example, our competitors may offer their products at significant discounts in response to our efforts to market the technological merits and overall cost benefits of our products.

Some of our competitors may also have the ability to manufacture competitive products at lower costs. Our current or potential competitors may also offer bundled arrangements that include IT solutions, such as document management or security, that we do not currently offer and that are unrelated to storage, but that may be desirable and beneficial features for our current and prospective customers. We also face competition from current and prospective customers that continually evaluate our capabilities against the merits of manufacturing storage products internally. Competition may also arise due to the development of cooperative relationships among our current and potential competitors or third parties, some of which already exist, to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

We also have many competitors that have developed competing technologies. For example, some of our competitors have recently released or announced plans to release a storage technology that will directly compete with our utility storage solution, including our 3PAR Thin Provisioning software application. We expect our competitors to continue to improve the performance of their current products, reduce their prices and introduce new services and technologies that may offer greater performance and improved pricing compared to our products, any of which could harm our business. In addition, our competitors may develop enhancements to, or future generations of, competitive products that may render our services or technologies obsolete or uncompetitive. These and other competitive pressures may prevent us from competing successfully against current or future competitors.

Many of our established competitors have long-standing relationships with key decision makers at many of our current and prospective customers. As a result, we may not be able to compete effectively and maintain or increase our market share.

Many of our competitors benefit from established brand awareness and long-standing relationships with key decision makers at many of our current and prospective customers. We expect that our competitors will seek to leverage these existing relationships to discourage customers from purchasing our products. In particular, when competing against us, we expect our competitors to emphasize the importance of data storage retention, the high cost of data storage failure and the perceived risks of relying on products from a company with a shorter operating history and less predictable operating results. These factors may cause our current or prospective customers to be unwilling to purchase our products and instead to purchase the products of our better-known and more established competitors. In the event that we are unable to successfully sell our products to new customers, persuade customers of our competitors to purchase our products instead, or prevent our competitors from persuading our customers to purchase our competitors’ products, we may not be able to maintain or increase our market share. This would have a negative impact on our future operating results.

Our ability to increase our revenue will depend substantially on our ability to attract and retain key sales and engineering personnel, and any failure to attract and retain these employees could harm our business, operating results and financial condition.

Our ability to increase our revenue will depend substantially on our ability to attract and retain additional qualified sales personnel, and our ability to offer competitive products will require that we attract and retain additional qualified engineers. In particular, we anticipate hiring a significant number of direct sales and engineering personnel in fiscal 2008, and our operating plan assumes that we will be able to attract and retain required employees. These positions require candidates with specific sales and engineering backgrounds in the storage industry, and we may be unable to locate and hire such individuals as quickly as needed, if at all. In addition, once we hire new employees to fill these positions, we need a significant amount of time to train the new employees before they can become effective and efficient in performing their jobs. As a result of the difficulty in finding and training qualified candidates, it is also critical for us to retain the individuals who currently fill these positions. Any loss of our existing or future key management personnel could harm our business, operating results and financial condition.

Our future success depends on the continued service of our key management personnel. All of the members of our management and other employees can terminate their employment at any time, and the loss of the services of any of our executive officers or other key employees could harm our business. Our future success is also dependent upon our ability to attract additional personnel for all other areas of our organization, including our customer services and finance department. Competition for qualified personnel is intense, and we may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms, or at all. If we are unable to attract and retain the necessary technical, sales and other personnel on a cost-effective basis, we may be unable to grow our business and increase our revenue.

Our sales cycle can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate.

Our sales efforts involve substantial education of our current and prospective customers about the use and benefits of our products, including their technical merits and capabilities and potential cost savings to the organization as compared to the incumbent storage solutions or other storage solutions that our customers or prospective customers may be considering. This education process can be extremely time consuming and typically involves a significant product evaluation process. Historically, our sales cycle averages three to four months, but has, in some cases, exceeded 12 months. Despite the substantial time and money that we invest in our sales efforts, we cannot assure you that these efforts will produce any sales. In addition, product purchases by our current and prospective customers are frequently subject to their budget constraints, approval processes, and a variety of unpredictable administrative, processing and other delays. A substantial number of our purchase orders do not include a shipment date, and shipments to customers may be delayed for substantial periods based on the customer’s specific needs. Our sales cycle may prevent us from recognizing revenue in a particular quarter, is relatively long and costly and may not produce any sales, which may cause our operating results to fluctuate and harm our business.

We purchase our disk drives, power supplies and certain components for our processor nodes from a limited number of qualified suppliers. If these or any of our other suppliers are not able to meet our requirements, it could harm our business.

We purchase sophisticated components from a limited number of qualified suppliers. We purchase our disk drives from Xyratex Technology Limited or Hitachi Global Storage Technologies, our power supplies from Power-One Inc., and application-specific integrated circuits, or ASICs, for our processor nodes from Renesas Technology Corp. Initially, suppliers of our disk drives, power supplies and ASICs require up to several months to qualify through a lengthy testing process, and a substantial amount of work to enable interoperability with our products. In the event that it became necessary for us to find another supplier of these or any of the other components of our products, the time required to transition to the new supplier could take up to 12 months, due to the lengthy qualification and technology development process.

We have in the past and may in the future experience quality control issues and delivery delays with our suppliers due to factors such as high industry demand or the inability of some vendors to consistently meet our quality or delivery requirements. We do not have a long-term contract with any of our current suppliers, and we purchase all components from our suppliers on a purchase order basis. If any of our suppliers were to cancel or materially change their commitments with us or fail to meet the quality or delivery requirements needed to satisfy customer orders for our products, we could lose time-sensitive customer orders, be unable to develop or sell certain products cost-effectively or on a timely basis, if at all, and have significantly decreased revenue, which would harm our business, operating results and financial condition.

Additionally, we periodically transition our product line to incorporate new technologies developed by us or our suppliers. For example, from time to time our suppliers may discontinue production of underlying components and products due to new technologies that have been incorporated into such components and products. Such a discontinuance often occurs unexpectedly and our suppliers may require a significant amount of time to qualify the new technologies to ensure that they are compatible with our products.

We rely principally on two contract manufacturers to assemble portions of our products, and our failure to accurately forecast demand for our products or successfully manage our relationships with our contract manufacturers could negatively impact our ability to sell our products.

We rely principally on two contract manufacturers to assemble the disk chassis and processor nodes for each of our InServ Storage Server products, manage our supply chain and, alone or together with us, negotiate component costs. Specifically, we rely on Flash Electronics, Inc., or Flash, to assemble our processor nodes and on Flash and Xyratex Technology Limited to assemble our disk chassis. Our reliance on our contract manufacturers for these disk chassis and processor nodes reduces our control over the assembly process, quality assurance, production costs and product supply. If we fail to manage our relationship with our contract manufacturers or if either of our contract manufacturers experiences delays, disruptions, capacity constraints or quality control problems in its operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be harmed. If we or our contract manufacturers are unable to negotiate with suppliers for reduced component costs, our operating results could be harmed. In addition, our contract manufacturers may terminate our agreements with them upon prior notice to us or for reasons such as if we become insolvent, or if we fail to perform a material obligation under the agreement. If we are required to change contract manufacturers or assume internal manufacturing operations for any reason, including the termination of one of our contracts, we may lose revenue, incur increased costs and damage our customer relationships. Qualifying a new contract manufacturer and commencing volume production are expensive and time-consuming. We are required to provide forecasts to our contract manufacturers regarding product demand and production levels. We maintain with our contract manufacturers a rolling 90-day firm order for products they manufacture for us, and these orders may only be rescheduled or cancelled under certain limited conditions. If we inaccurately forecast demand for our products, we may have excess or inadequate inventory or incur cancellation charges or penalties, which could adversely impact our operating results.

We intend to introduce new products and product enhancements, which could require us to achieve volume production rapidly by coordinating with our contract manufacturers and component suppliers. We may need to increase our component purchases, contract manufacturing capacity and internal test and quality functions if we experience increased demand. If our contract manufacturers are unable to provide us with adequate supplies of high-quality products, or if we or either of our contract manufacturers are unable to obtain adequate quantities of components, it could cause a delay in our order fulfillment, in which case our business, operating results and financial condition could be adversely affected.

Because of a recent change to our business model, our past results may not be meaningful as compared to our current and future results, and you should not rely on them as an indication of our future performance.

Beginning in March 2007, in connection with sales of our products, we began offering our customers post-contract customer support, which we refer to as PCS, that includes obligations to provide unspecified software upgrades and enhancements to our customers on a when-and-if-available basis. Thus, beginning with the first quarter of fiscal 2008, we began recognizing software support revenue ratably over the term of our software support contract, rather than recognizing the entire arrangement at the time of shipment or installation as we had done previously, provided that the remaining revenue recognition criteria were satisfied. For more information about our revenue recognition policy, please see the section below titled “Critical Accounting Policies and Estimates” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 2 to our consolidated financial statements included elsewhere in this prospectus. As a result of this change to our business model, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results, particularly the growth in our revenue in absolute dollars on a year-over-year basis, as an indication of our future performance. In addition, if for whatever reason we are unable to maintain VSOE of the fair value of our software support, decide to discontinue offering PCS or otherwise change our business model, it could further complicate period-to-period comparisons of our operating results.

Our ability to sell our products is highly dependent on the quality of our support and service offerings, and any failure to offer high-quality support and services would harm our business, operating results and financial condition.

Once our products are deployed within our customers’ networks, our customers depend on our support organization to resolve any issues relating to our products. Our products provide mission-

critical services to our customers and a high level of post-sale support is necessary to maintain our customer relationships. We rely on authorized service providers in certain locations in the United States to deliver our initial level of customer support. As a result, it may be more difficult for us to ensure the proper delivery and installation of our products or the quality or responsiveness of our support and service offerings. Our ability to provide effective support and service offerings is largely dependent on our ability to attract, train and retain qualified service personnel. As we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. In addition, our sales process is highly dependent on strong word-of-mouth recommendations from our existing customers. We believe that communication among our customers is both rapid and frequent. Any failure to maintain high-quality support and services, or a market perception that we do not maintain high-quality support and services, could harm our reputation, adversely affect our ability to sell our products to existing and prospective customers, and could harm our business, operating results and financial condition.

We rely on resellers and authorized service providers to sell, service and support our products in markets where we do not have a direct sales force or support and service personnel. Any disruptions to, or failure to develop and manage, our relationships with resellers and authorized service providers could have an adverse effect on our existing customer relationships and on our ability to increase revenue.

Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of resellers and authorized service providers in markets where we do not have a direct sales force or service and support personnel. We currently have a direct sales force in the United States, the United Kingdom, Germany and Japan. In other markets, we rely and expect to continue to rely on establishing relationships with resellers and authorized service providers. Our ability to maintain or grow our revenue will depend, in part, on our ability to manage and expand our relationships with our existing resellers and authorized service providers and to establish relationships with new resellers and authorized service providers. In addition to their sales activities, our resellers also, in certain instances, provide post-sale service and support on our behalf in their local markets. We also have agreements with authorized service providers that, although they do not sell our products, provide delivery and installation of our products as well as post-sale service and support on our behalf in their local markets. In markets where we rely on resellers and authorized service providers, we have less contact with our end customers and less control over the sales process and the quality and responsiveness of our resellers and authorized service partners. As a result, it may be more difficult for us to ensure the proper delivery and installation of our products or the quality or responsiveness of our service and support offerings. Any failure on our part to train our resellers and authorized service providers and to manage their sales, service and support activities could harm our business, operating results and financial condition. For example, many of our customers are large, multinational organizations that may from time to time purchase products intended for deployment in markets where we do not have operations, which would require us to qualify and retain reliable service and support offerings in those markets. If our resellers or authorized service providers, as the case may be, fail to provide high-quality service and support in those local markets, it could harm our relationships with key customers in our principal markets.

Recruiting and retaining qualified resellers and authorized service providers and training them in our technology and product offerings requires significant time and resources. In order to develop and expand our relationships with our resellers and authorized service providers, we must continue to scale and improve our processes and procedures that support our resellers and authorized service providers, including investments in systems and training. Those processes and procedures may become increasingly complex, difficult and expensive to manage, particularly as the geographic scope of our customer base expands.

We typically enter into non-exclusive, written distribution and service agreements with our resellers and authorized service providers. These agreements generally have a one-year, self- renewing term, have no minimum sales commitment and do not prohibit our resellers and authorized service providers from offering products and services that compete with ours. Accordingly, our resellers and authorized service providers may choose to discontinue offering our products and services or may not devote sufficient attention and resources toward selling our products and services. Our competitors may provide incentives to our existing and potential resellers and authorized service providers to use or purchase their products and services or to prevent or reduce sales of our products and services. The occurrence of any of these events could harm our business, operating results and financial condition.

If we fail to manage future growth effectively, our business would be harmed.

In recent years, we have experienced substantial growth in the size and scope of our business, and if that growth continues, it will place significant demands on our management, infrastructure and other resources. From March 31, 2004 to September 30, 2007, our number of employees increased from 141 to 370, and we currently anticipate hiring additional employees in future periods. We have also expanded the geographic scope of our business during that period, including the recent establishment of research and development operations in Northern Ireland. We expect to continue to expand internationally through direct sales efforts and by establishing indirect sales and support relationships with vendors in select international markets. Continued growth in the size and scope, including the geographic scope, of our business operations will require substantial management attention with respect to recruiting, hiring, integrating and retaining highly skilled and motivated individuals; managing increasingly dispersed geographic locations and facilities; establishing an integrated information technology infrastructure; and establishing company-wide processes and procedures to address human resource, financial reporting and financial management matters that are consistent across our organization but that address both U.S. and international regulatory and legal requirements. If we are not successful in effectively managing any future growth, it could harm our business, operating results and financial condition.

Our international sales and operations introduce risks that can harm our business, operating results and financial condition.

In fiscal 2007, we derived 10% of our revenue from end customers outside the United States, and we expect to continue to expand our international operations. We have direct sales personnel in the United States, the United Kingdom, Germany and Japan, and agreements with third-party resellers in Poland, Japan, the United Kingdom, Korea, Italy, the Netherlands and Australia. In addition, we currently have international subsidiaries in the United Kingdom, Germany and Japan. We expect to continue to hire additional personnel and enter into agreements with third-party resellers in additional countries, and as a result may need to establish additional international subsidiaries and offices. Our international operations subject us to a variety of risks, including:

•	our inability to attract, hire and retain qualified management and other personnel;

•	the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	difficulties in enforcing contracts, collecting accounts receivable and longer payment cycles, especially in emerging markets;

•	the need to localize our products and licensing programs for international customers;

•	tariffs and trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;

•	increased exposure to foreign currency exchange rate risk; and

•	reduced protection for intellectual property rights in some countries.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, which in turn could adversely affect our business, operating results and financial condition.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in foreign markets.

Because we incorporate encryption technology into our products, our products are subject to United States export controls and may be exported outside the United States only with the required level of export license or through an export license exception. In addition, various countries regulate the import of certain encryption technology and have enacted laws that could limit our ability to introduce products or could limit our customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or an inability to export or sell our products to, existing or prospective customers with international operations and harm our business.

We are subject to laws and regulations governing the environment and may incur substantial environmental regulation costs, which could harm our operating results.

We are subject to various state, federal and international laws and regulations governing the environment, including those restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of certain products. These laws and regulations have been enacted in several jurisdictions in which we sell our products, including various European Union, or EU, member countries. For example, the EU has enacted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, or RoHS, and the Waste Electrical and Electronic Equipment, or WEEE, directives. RoHS prohibits the use of certain substances, including lead, in certain products, including hard drives, sold after July 1, 2006. The WEEE directive obligates parties that sell electrical and electronic equipment in the EU to put a clearly identifiable mark on the equipment, register with and report to EU member countries regarding distribution of the equipment and provide a mechanism to take back and properly dispose of the equipment. There is still some uncertainty in certain EU countries as to which party involved in the manufacture, distribution and sale of electronic equipment will be ultimately responsible for registration, reporting and disposal. Similar legislation may be enacted in other locations where we sell our products. We will need to ensure that we comply with these laws and regulations as they are enacted, and that our component suppliers also comply with these laws and regulations. If we or our component suppliers fail to comply with the legislation, our customers may refuse or be unable to purchase our products, which could harm our business, operating results and financial condition.

In connection with our compliance with these environmental laws and regulations, we could incur substantial costs and be subject to disruptions to our operations and logistics. In addition, if we were found to be in violation of these laws, we could be subject to governmental fines and liability to our customers. If we have to make significant capital expenditures to comply with environmental laws, or if we are subject to significant expenses in connection with a violation of these laws, our business, operating results and financial condition could suffer.

As we seek to increase our sales to the public sector, we may face difficulties and risks unique to government contracts that may have a detrimental impact on our business, operating results and financial condition.

Historically, we have sold products to United States government agencies through third-party resellers. We recently established a wholly owned subsidiary through which we intend to sell directly to more entities and agencies within the United States government and state and local governments. Developing new business in the public sector often requires companies to develop relationships with different agencies or entities, as well as with other government contractors. If we are unable to develop or sustain such relationships, we may be unable to procure new contracts within the timeframes we expect, and our business, operating results and financial condition may be adversely affected. Contracting with the United States government often requires businesses to participate in a highly competitive bidding process to obtain new contracts. We may be unable to bid competitively if our products or services are improperly priced, or if we are incapable of providing our products and services at a competitive price. The bidding process is an expensive and time-consuming endeavor that may result in a financial loss for us if we fail to win a contract on which we submitted a bid. Further, some agencies within the United States government may also require some or all of our personnel to obtain a security clearance or may require us to add features or functionality to our products that could require a significant amount of time and prevent our employees from working on other critical projects. If our key personnel are unable to obtain or retain this clearance or if we cannot or do not provide required features or functionality, we may be unsuccessful in our bid for some government contracts.

Contracts with governmental entities also frequently include provisions not found in private sector contracts and are often governed by laws and regulations that do not affect private sector contracts. These unique provisions may permit public sector customers to take actions not available to customers in the private sector. These actions may include termination of contracts for convenience or due to a default. The United States government can also suspend operations if Congress does not allocate sufficient funds to a particular agency or organization, and the United States government may allow our competitors to protest our successful bids. The occurrence of any of these events may negatively affect our business, operating results and financial condition.

In order to maintain contracts we may obtain with government entities, we must also comply with many rules and regulations that may affect our relationships with other customers. For example, the United States government could terminate its contracts with us if we come under foreign government control or influence, may require that we disclose our pricing data during the course of negotiations, and may require us to prevent access to classified data. If the United States government requires us to meet any of these demands, it could increase our costs or prevent us from taking advantage of certain opportunities that may present themselves in the future. United States government agencies routinely investigate and audit government contractors’ administrative processes. They may audit our performance and our pricing, and review our compliance with rules and regulations. If they find that we have improperly allocated costs, they may require us to refund those costs or may refuse to pay us for outstanding balances related to the improper allocation. An unfavorable audit could reduce our revenue, and may result in civil or criminal liability if the audit uncovers improper or illegal activities. This could harm our business, operating results and financial condition.

If we are unable to protect our intellectual property rights, our competitive position could be harmed and we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, particularly outside of the United States. Further, with respect to patent rights, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims, and even if patents are issued, they may be contested, circumvented or invalidated over the course of our business. Moreover, the rights granted under any of our issued patents or patents that may be issued in the future may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. Protecting against the unauthorized use of our products, trademarks and other proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their proprietary rights could harm our business.

Third parties could claim that our products or technology infringe their proprietary rights. In addition, we have in the past and may in the future be contacted by third parties suggesting that we seek a license to certain of their intellectual property rights that they may believe we are infringing. We expect that infringement claims against us may increase as the number of products and competitors in our market increases and overlaps occur. In addition, to the extent that we gain greater visibility, we believe that we will face a higher risk of being the subject of intellectual property infringement claims. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, and could distract our management from our business. Furthermore, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages. A judgment against us could also include an injunction or other court order that could prevent us from offering our products. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially reasonable terms, or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any of these events could seriously harm our business. Third parties may also assert infringement claims against our customers, resellers and authorized service providers. Because we generally indemnify our customers, resellers and authorized service providers if our products infringe the proprietary rights of third parties, any such claims would require us to initiate or defend protracted and costly litigation on their behalf, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers, resellers and authorized service providers.

We may not generate positive returns on our research and development investments.

Developing our products is expensive. In fiscal 2006 and fiscal 2007, our research and development expenses were $18.5 million, or 48% of our total revenue, and $24.5 million, or 37% of our total revenue, respectively. Our future plans include significant investments in research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, our ability to generate positive returns on these investments may take several years, if we are able to do so at all.

If we do not successfully anticipate market needs and develop products and product enhancements that meet those needs, or if those products do not gain market acceptance, our business, operating results and financial condition could be adversely affected.

We compete in a market characterized by rapid technological change, frequent new product introductions, evolving industry standards and changing customer needs. We cannot assure you that we will be able to anticipate future market needs or be able to develop new products or product enhancements to meet those needs in a timely manner, or at all. For example, our failure to develop additional features that our competitors are able to provide could adversely affect our business. In addition, although we invest a considerable amount of money into our research and development efforts, any new products or product enhancements that we develop may not achieve widespread market acceptance. As competition increases in the storage industry and the IT industry in general, it may become even more difficult for us to stay abreast of technological changes or develop new technologies or introduce new products as quickly as our competitors, many of which have substantially greater financial and engineering resources than we do. Additionally, risks associated with the introduction of new products or product enhancements include difficulty in predicting customer needs or preferences, transitioning existing products to incorporate new technologies, the capability of our suppliers to deliver high-quality components required by such new products or product enhancements in a timely fashion, and unknown defects in such new products or product enhancements. If we are unable to keep pace with rapid industry, technological or market changes or effectively manage the transitions to new products or new technologies, it could harm our business, operating results and financial condition.

Our products are highly technical and may contain undetected software or hardware errors or failures, which could cause harm to our financial condition and our reputation and adversely affect our business.

Our products are highly technical and complex and are critical to the operation of storage networks. We test our products prior to commercial release and during such testing have discovered and may in the future discover errors and defects that need to be resolved prior to release. Resolving these errors and defects can take a significant amount of time and prevent our technical personnel from working on other important tasks. In addition, our products have contained and may in the future contain one or more errors, defects or security vulnerabilities that were not detected prior to commercial release to our customers. Some errors in our products may only be discovered after a product has been installed and used by customers. Any errors, defects or security vulnerabilities discovered in our products after commercial release, as well as any computer virus or human error on the part of our customer support personnel or authorized service providers that result in a customer’s data unavailability, loss or corruption, could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty cost, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including in relation to changes to our products made by our resellers or authorized service providers. Our contracts with our customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention and adversely affect the market’s perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be harmed.

If flaws in the design, production, assembly or testing of our products or our suppliers components were to occur, we could experience a rate of failure in our products that would result in substantial repair, replacement or service costs and potential damage to our reputation. Continued improvement in manufacturing capabilities, control of material and manufacturing quality and costs and product testing are critical factors in our future growth. We cannot assure you that our efforts to monitor, develop, modify and implement appropriate test and manufacturing processes for our products will be sufficient to permit us to avoid a rate of failure in our products that results in substantial delays in shipment, significant repair or replacement costs or potential damage to our reputation, any of which could harm our business, operating results and financial condition.

Adverse changes in economic conditions and reduced information technology spending may adversely impact our business.

Our business depends on the overall demand for information technology, and in particular for storage infrastructure, and on the economic health of our current and prospective customers. In addition, the purchase of our products is often discretionary and may require our customers to make significant initial commitments of capital and other resources. During the most recent economic downturn, business spending on technology infrastructure decreased dramatically. Weak economic conditions, or a reduction in information technology spending even if economic conditions improve, could adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services and reduced unit sales.

Changes in financial accounting standards or business practices may cause adverse, unexpected financial reporting fluctuations and affect our reported operating results.

A change in accounting standards or business practices can have a significant impact on our operating results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of existing pronouncements have occurred and may occur in the future. Changes to existing accounting rules or our business or accounting practices, such as our change to a software support model in March 2007, may adversely affect our reported financial results.

We may seek to engage in future acquisitions, all or many of which could be viewed negatively, lead to integration problems, disrupt our business, increase our expenses, reduce our cash, cause dilution to our stockholders and harm our financial condition and operating results.

In the future, we may seek to acquire companies or assets that we believe may enhance our market position. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we cannot assure you that they will not be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, any of which could harm our business, operating results and financial condition.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and NYSE Arca have imposed various new requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

In addition, Sarbanes-Oxley requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, for our fiscal year ending on March 31, 2009, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management time on compliance-related issues.

In anticipation of becoming a public company and in order to respond to additional regulations applicable to public companies, such as Section 404, we have recently hired a controller and a number of other finance and accounting personnel. We are also currently using independent contractors to fill certain positions and provide certain accounting functions. We intend to hire additional full-time accounting employees in fiscal 2008 to fill these and other related finance and accounting positions. Some of these positions require candidates with public company experience, and we may be unable to locate and hire such individuals as quickly as needed, if at all. In addition, new employees will require time and training to learn our business and operating processes and procedures. If our finance and accounting organization is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer, which could result in identification of internal control weaknesses. Any consequences resulting from inaccuracies or delays in our reported financial statements could have an adverse effect on the trading price of our common stock as well as an adverse effect on our business, operating results, and financial condition.

Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC, NYSE Arca or other regulatory authorities, which would require additional financial and management resources.

If we need additional capital in the future, it may not be available on favorable terms, or at all.

We have historically relied on outside financing to fund our operations, capital expenditures and expansion. However, we may require additional capital from equity or debt financing in the future to fund our operations, or respond to competitive pressures or strategic opportunities. We may not be able to secure additional financing on favorable terms, or at all. The terms of additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences or privileges senior to those of existing or future holders of our common stock, including shares of common stock sold in this offering. If we are unable to obtain necessary financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Interruption or failure of our information technology and communications systems or services provided by our suppliers and manufacturers could impair our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.

The availability of our products and services depends on the continuing operation of our information technology and communications systems. Our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any damage to or failure of our systems could result in interruptions in our service, which could reduce our revenue. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power losses, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. In addition, our corporate headquarters, inventory storage facilities and product assembly centers, as well as the facilities of many of our suppliers and manufacturers, are located in areas with a high risk of major earthquakes. Some of our manufacturers also have facilities located in Asia, which could be adversely impacted by political or economic stability, inadequacy of local infrastructure to support our needs and difficulty in maintaining sufficient quality control over manufactured components and products. The occurrence of a natural disaster or other unanticipated problems at one or more of these locations could result in delays or cancellations of customer orders or the deployment of our products, and lengthy interruptions in our service, any of which could adversely affect our business, operating results and financial condition.

Risks Related to this Offering and Ownership of Our Common Stock

The trading price of our common stock is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

The trading prices of the securities of technology companies have been highly volatile, and our common stock has no prior trading history. Factors affecting the trading price of our common stock will include:

•	variations in our operating results;

•	announcements of technological innovations, new or enhanced services, strategic alliances or significant agreements by us or by our competitors;

•	gain or loss of significant customers;

•	recruitment or departure of our key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;

•	market conditions in our industry, the industries of our customers and the economy as a whole; and

•	adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business. The trading price of our common stock might also decline as a result of events that affect other companies in our industry even if these events do not directly affect us. Some companies that have had volatile market prices for their securities have had securities class actions filed against them. If a suit were filed against us, regardless of its merits or outcome, it could result in substantial costs and divert management’s attention and resources. This could harm our business, operating results and financial condition.

Our securities have no prior market and our stock price may decline after this offering.

Prior to this offering, there has been no public market for shares of our common stock. Although we intend to apply to list our common stock on NYSE Arca, an active public trading market for our common stock may not develop or, if it develops, may not be maintained after this offering. Our company and the representatives of the underwriters will negotiate to determine the initial public offering price. The initial public offering price may be higher than the trading price of our common stock following this offering. As a result, you could lose all or part of your investment.

Reports published by securities or industry analysts, including projections in those reports that exceed our actual results, could adversely affect our stock price and trading volume.

We currently expect securities research analysts, including those affiliated with our underwriters, to establish and publish their own quarterly projections. These projections may vary widely from one another and may not accurately predict the results we actually achieve. Our stock price may decline if we fail to meet securities research analysts’ projections. Similarly, if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly our stock price or trading volume could decline.

While we expect securities research analyst coverage, if no securities or industry analysts commence coverage of our company, the trading price for our stock and the trading volume could decline.

Future sales of shares by our existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up agreements and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. See “Shares Eligible for Future Sale” below. Based upon shares outstanding as of September 30, 2007, we will have outstanding a total of                      shares of common stock upon completion of this offering, an increase of         % from the number of shares outstanding prior to this offering. Of these shares, only the                      shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. Our underwriters, however, may, in their sole discretion, permit our officers, directors and other current stockholders who are subject to the contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus, although those lock-up agreements may be extended under certain circumstances. After the lock-up agreements expire, up to an additional 52,514,575 shares of common stock will be eligible for sale in the public market, based upon shares outstanding as of September 30, 2007, 32,806,288 of which are held by our directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements. In addition, as of September 30, 2007, the 18,749,784 shares of common stock that are either subject to outstanding warrants or options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Insiders will continue to have substantial control over us after this offering and will be able to influence corporate matters.

Upon completion of this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately         % of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares, compared to         % represented by the shares sold in this offering, assuming no exercise of the underwriters’ option to purchase additional shares. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership will limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us. For more information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, please see the section titled “Security Ownership of Certain Beneficial Owners and Management” below.

As a new investor, you will experience substantial dilution as a result of this offering and future equity issuances.

The initial public offering price per share will be substantially higher than the net tangible book value per share of our common stock outstanding prior to this offering. As a result, investors purchasing common stock in this offering will experience immediate dilution of $             a share. In addition, we have issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our stock. In addition, if the underwriters exercise their option to purchase additional shares, if outstanding warrants to purchase our common stock are exercised, or if we issue additional equity securities, you will experience additional dilution.

We have broad discretion to determine how to use the proceeds raised in this offering, and we may use the proceeds in ways that may not enhance our operating results or the price of our common stock.

We could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return. We intend to use the net proceeds from this offering for general corporate purposes, which may include expansion of our sales and marketing and research and development efforts, capital expenditures, repayment of outstanding borrowings under our revolving line of credit, and potential acquisitions of, or investments in, complementary businesses, products and technologies. However, we do not have more specific plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

Anti-takeover provisions in our charter documents and under Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the chairman of the board, the chief executive officer or the president;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors; and

•	require a super-majority of votes to amend certain of the above-mentioned provisions.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 generally prohibits us from engaging in a business combination with an interested stockholder subject to certain exceptions.

For information regarding these and other provisions, please see the section titled “Description of Capital Stock” below.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “likely,” “will,” “would,” “could” and similar expressions or phrases identify these forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

Factors that may cause actual results to differ from expected results include:

•	fluctuation in demand, sales cycles and prices for our products and services;

•	fluctuation in customers’ budgets for information technology purchases and delays in their budgeting and purchasing cycles;

•	sales of our products in the timeframes we anticipate, including the number and size of orders in each quarter;

•	the length of time between our receipt of orders and the recognition of revenue from those orders;

•	the size and mix of our individual sale transactions, which can have a significant impact on our gross margin in a given quarter;

•	the timing of recognizing revenue as a result of revenue recognition rules;

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements that meet customer requirements;

•	the timing of product releases or upgrades by us or by our competitors;

•	changes in the competitive dynamics of our markets, including new entrants or substantial discounting of prices by our competitors;

•	our ability to control our short-term operating expenses and the costs of the components we purchase;

•	volatility in our stock price, which may lead to higher stock compensation expenses pursuant to SFAS 123(R);

•	general economic conditions in our domestic and foreign markets; and

•	geopolitical events such as war, threat of war or terrorist actions.

See the section above titled “Risk Factors” for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, actual results or developments anticipated by us may not be realized or, even if substantially realized, may not have the expected consequences to, or effects on, us. Given these uncertainties, we caution you not to place undue reliance on such forward-looking statements.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $            , assuming an initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay. Each $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, as applicable, the net proceeds to us by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable to us. If the underwriters’ option to purchase additional shares in this offering is exercised in full, we estimate that our net proceeds will be approximately $            .

We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, including to finance our growth, develop new products and fund capital expenditures. In addition, we may choose to use all or any part of the net proceeds from this offering to repay outstanding borrowings under our revolving line of credit from time to time. As of September 30, 2007, we had $9.8 million outstanding under this revolving line of credit. The interest rate on the revolving line of credit varies between prime rate plus 1% to 2% based on certain minimum tangible net worth levels of 3PAR. The revolving line of credit expires on March 31, 2008.

Additionally, we may expand our current business through acquisitions of other businesses, products or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time.

Pending our use of the net proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade and interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, our credit facility prohibits us from declaring or paying cash dividends on our capital stock.

CAPITALIZATION

The following table sets forth our unaudited cash, cash equivalents and short-term investments and capitalization as of September 30, 2007:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 33,256,720 shares of our common stock upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect: (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 33,256,720 shares of our common stock upon the completion of this offering; and (ii) the issuance of              shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the mid-point of the price range listed on the cover page of this prospectus.

The information set forth in the table should be read together with the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited consolidated financial statements and accompanying notes, each appearing elsewhere in this prospectus.

	As of September 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share data)
Cash, cash equivalents and short-term investments	$30,245	$30,245

Current portion of notes payable	1,702	1,702

Long-term portion of notes payable	—	—

Redeemable convertible preferred stock, par value $0.001 per share; 66,513,511 shares authorized; 33,256,720 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	94,343	—

Stockholders’ equity (deficit):

Common stock, par value $0.001 per share; 163,000,000 shares authorized; 19,257,855 shares issued and outstanding, actual; 163,000,000 shares authorized and 52,514,575 shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	19	52

Additional paid-in capital	96,515	190,825

Stockholders’ notes receivable	(36)	(36)

Deferred stock-based compensation	(508)	(508)

Accumulated other comprehensive income	10	10

Accumulated deficit	(170,933)	(170,933)

Total stockholders’ equity (deficit)	$(74,933)	$19,410

Total capitalization	$21,112	$21,112

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, the amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The share information set forth in the table above is based on 52,514,575 shares of common stock outstanding as of September 30, 2007, and excludes:

•	5,741,217 shares of common stock issuable upon exercise of options outstanding as of September 30, 2007, at a weighted average exercise price of $4.78 per share;

•	336,685 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007, at a weighted average exercise price of $1.91 per share;

•

725,902 shares of common stock reserved as of September 30, 2007 for future issuance under our 1999 Stock Plan and 20,999 shares of common stock reserved as of September 30, 2007 for future issuance under our 2000 Management Stock Option Plan; and

•

11,925,000 shares of common stock reserved after September 30, 2007 for future issuance under our new equity-based compensation plans, including 10,375,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan, and 1,550,000 shares of common stock reserved for issuance under our 2007 Employee Stock Purchase Plan, each of which will become effective on the date of the completion of this offering.

DILUTION

Our pro forma net tangible book value as of September 30, 2007 was $19.4 million, or approximately $0.37 per share. Pro forma net tangible book value per share represents the amount of stockholders’ equity, divided by 52,514,575 shares of common stock after giving effect to the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon completion of this offering.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of          shares of common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of September 30, 2007 would have been $             million, or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate decrease in net tangible book value of $             per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2007	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma as adjusted net tangible book value per share after this offering

Decrease in pro forma as adjusted net tangible book value per share to new investors in this offering		$

A $1.00 increase or decrease in the assumed initial public offering price of $             would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $             per share and the decrease in pro forma as adjusted net tangible book value per share to new investors in this offering by $             per share, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma net tangible book value per share after this offering would be $             per share, the increase in pro forma net tangible book value per share to existing stockholders would be $             per share and the decrease in pro forma net tangible book value per share to new investors purchasing shares in this offering would be $             per share.

The following table presents on a pro forma basis as of September 30, 2007, after giving effect to the automatic conversion of all outstanding shares of preferred stock into common stock, the differences between the existing stockholders and the purchasers of shares in this offering with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share:

	Shares Purchased		Total Consideration			Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	52,514,575%		$		%	$
New investors

Totals		100.0%		100.0%

A $1.00 increase or decrease in the assumed initial public offering price of $                 per share would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The above discussion and tables assume no exercise of 5,741,217 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2007 with a weighted average exercise price of $4.78 per share and 336,685 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2007 with a weighted average exercise price of $1.91 per share. If all of these options and warrants were exercised, then pro forma as adjusted net tangible book value per share would increase from $                 to $                , resulting in a reduction in the decrease in pro forma as adjusted net tangible book value per share to new investors in this offering of $                 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated historical financial data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in this prospectus. The selected financial data in this section is not intended to replace the consolidated financial statements and is qualified in its entirety by the consolidated financial statements and related notes included in this prospectus.

The selected consolidated statements of operations data for each of the three years in the period ended March 31, 2007, and the selected consolidated balance sheet data as of March 31, 2006 and March 31, 2007, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus, and the selected consolidated statements of operations data for each of the two years in the period ended March 31, 2004, and the selected consolidated balance sheet data as of March 31, 2003, March 31, 2004, and March 31, 2005 are derived from our audited consolidated financial statements and related notes not included in this prospectus. The selected consolidated statements of operations data for the six months ended September 30, 2006 and September 30, 2007, and the selected consolidated balance sheet data as of September 30, 2007, are derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The unaudited selected consolidated financial data set forth below include, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of the information set forth therein. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. Additionally, our historical results are not necessarily indicative of the results that should be expected in the future.

	Years Ended March 31,					Six Months Ended September 30,
	2003	2004	2005	2006	2007(1)(2)	2006(1)	2007(1)
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue:
Product	$4,246	$8,833	$23,698	$37,876	$64,977	$33,740	$49,898
Support	—	—	75	308	1,191	381	1,891

Total Revenue	4,246	8,833	23,773	38,184	66,168	34,121	51,789
Cost of revenue(2)(3):
Product	3,089	6,407	12,108	15,617	23,644	12,842	17,236
Support	—	—	27	104	228	85	455

Total cost of revenue	3,089	6,407	12,135	15,721	23,872	12,927	17,691

Gross profit	1,157	2,426	11,638	22,463	42,296	21,194	34,098

Operating expenses(3):
Research and development	22,133	15,773	15,203	18,459	24,519	10,201	16,716
Sales and marketing	13,313	10,908	12,380	16,602	28,096	12,576	20,393
General and administrative	3,005	2,494	2,043	3,390	6,104	2,627	4,266

Total operating expenses	38,451	29,175	29,626	38,451	58,719	25,404	41,375

Loss from operations	(37,294)	(26,749)	(17,988)	(15,988)	(16,423)	(4,210)	(7,277)
Other income (expense), net	358	(473)	554	(241)	1,010	493	298

Loss before provision for income taxes	(36,936)	(27,222)	(17,434)	(16,229)	(15,413)	(3,717)	(6,979)
Provision for income taxes	—	—	—	(23)	(72)	(30)	(68)

Net loss	$(36,936)	$(27,222)	$(17,434)	$(16,252)	$(15,485)	$(3,747)	$(7,047)

Net loss per common share, basic and diluted	$(10.21)	$(3.56)	$(1.26)	$(1.01)	$(0.87)	$(0.21)	$(0.38)

Weighted-average shares used in computing basic and diluted net loss per common share	3,616	7,638	13,826	16,101	17,746	17,561	18,431

Pro forma net loss per common share, basic and diluted (unaudited)					$(0.30)		$(0.14)

Weighted-average shares used in computing pro forma basic and diluted net loss per common share (unaudited)					51,003		51,688

(1)	Effective April 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123(R), using the prospective transition method, which requires the application of the provisions of SFAS 123(R) only to share-based payment awards granted, modified, repurchased or cancelled on or after the modification date. Under this method, we recognize stock-based compensation expense for all share-based payment awards granted after March 31, 2006 in accordance with SFAS 123(R).
(2)	We implemented our new software support model in March 2007. See “Revenue Recognition” under “Critical Accounting Policies and Estimates” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(3)	Includes stock-based compensation as follows:

	Years Ended March 31,					Six Months Ended September 30,
	2003	2004	2005	2006	2007	2006	2007
	(in thousands)
Cost of revenue	$—	$—	$4	$96	$160	$70	$79
Research and development	—	—	29	692	591	312	410
Sales and marketing	—	—	17	403	439	210	412
General and administrative	189	—	31	730	577	325	264

Total stock-based compensation	$189	$—	$81	$1,921	$1,767	$917	$1,165

	As of March 31,					As of September 30, 2007
	2003	2004	2005	2006	2007
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$33,374	$39,507	$20,595	$37,273	$34,710	$30,245
Working capital	32,002	37,051	21,935	41,035	26,356	20,350
Total assets	45,351	48,619	34,700	60,748	78,561	83,334
Long-term portion of notes payable	2,877	579	1,154	2,462	860	—
Redeemable convertible preferred stock	120,897	64,435	64,435	94,343	94,343	94,343
Common stock and additional paid-in capital	2,205	90,493	92,129	94,904	95,493	96,534
Total stockholders’ equity (deficit)	(85,336)	(24,270)	(41,756)	(55,687)	(69,270)	(74,933)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are the leading global provider of utility storage for large to medium enterprises, business-oriented service providers, consumer-oriented Internet/Web 2.0 companies and government entities. Our utility storage products offer simple, efficient and scalable tiered-storage arrays enabling the delivery of computing as a utility service to organizations with significant data storage requirements. Our 3PAR InSpire Architecture delivers a modular, highly scalable storage solution that we believe can significantly reduce the total lifetime cost of storage for our customers.

Our company was founded by engineers with substantial experience in the high-end server and storage markets and began operations in 1999. From inception, our corporate and product development objectives have focused on finding ways to use physical storage resources more efficiently and effectively by reducing unused storage and power consumption and by providing our customers with systems that are simpler and less expensive to maintain and operate on an ongoing basis. Our utility storage solution is comprised of the 3PAR InServ Storage Servers and the 3PAR InForm Suite, which includes the 3PAR InForm OS and other software applications.

From 1999 until 2002, our operations focused principally on product development. During this time we generated no revenue, and we funded research and development of the initial versions of our storage server products principally from the proceeds of venture capital equity financings. In April 2002, we recognized our first revenue from product sales to our initial customers. Our revenue has grown significantly, from $4.2 million in our fiscal year ended March 31, 2003, or fiscal 2003, to $66.2 million in fiscal 2007. Our revenue for the first six months of fiscal 2008 was $51.8 million. As of September 30, 2007, our products had been purchased by more than 200 end customers worldwide, including many global organizations with substantial data storage requirements.

We have continued to experience significant losses as we have continued to invest significantly in our product development, customer services and sales and marketing organizations in anticipation of growth in our business. We have funded these activities through additional venture capital equity financings and, to a lesser extent, with borrowings under notes payable and a revolving line of credit. As of September 30, 2007, we had an accumulated deficit of $170.9 million. We expect to continue to incur significant research and development, sales and marketing, and general and administrative expense to fund our anticipated growth for the foreseeable future. As a result, we anticipate that we will incur net losses for at least the next several quarters, and we will need to increase our revenue substantially in order to achieve and maintain profitability.

We sell our products primarily through our direct sales force in the United States, United Kingdom, Germany and Japan. In Asia and select European markets, we sell our products indirectly through resellers. We anticipate that we will need to recruit and retain substantial additional direct sales personnel in order to increase our revenue. We expect that revenue from our direct sales force, in particular revenue from direct sales in North America, will continue to contribute a substantial majority of our revenue for the foreseeable future, although it could decrease as a percentage of our total revenue as we expand our international sales through resellers. Sales in North America represented 74%, 86% and 90% of our total revenue in fiscal 2005, 2006 and 2007, respectively.

Early in our history, our revenue was concentrated with a few customers. As our revenue base has grown, our customer concentration has decreased. In fiscal 2005, our two largest customers each accounted for 12% of our revenue. In fiscal 2006, our two largest customers accounted for 11% and 10% of our revenue, respectively. In fiscal 2007, no customer accounted for more than 10% of our revenue. Despite this decrease in customer concentration on an annual basis, we have experienced and continue to experience customer concentration on a quarterly basis. For example, in the first quarter of fiscal 2008, 25% of our revenue was attributable to sales to one customer. In addition, we have experienced increases in the size of our orders, which could result in future increased customer concentration depending on the timing of the fulfillment of those orders.

Our revenue growth is driven primarily by increased purchases from existing customers, coupled with the expansion of our customer base. Revenue from repeat business comprised 50%, 62% and 66% of our total revenue in fiscal 2005, 2006 and 2007, respectively. Our customers typically follow an initial purchase of our storage solution with additional subsequent purchases after they have had an opportunity to implement our solution and realize benefits from its ease of deployment, efficiency and performance. In particular, we believe that many of our customers make additional purchases because our products are highly scalable and capable of consolidating storage requirements across multiple departments or divisions. We believe that customer references have been, and will continue to be, an important factor in winning new business.

A typical initial order requires three to six months of selling effort as we educate prospective customers about the technical merits and capabilities and potential cost savings of our products as compared to our competitors’ solutions. Repeat orders are usually less time-consuming. Because we generally receive a substantial portion of our orders late in the quarter and the time from order to shipment can vary substantially, we often recognize revenue from these orders in subsequent quarters. Factors affecting the timing of revenue recognition include the time required to build the system to the customer’s configuration requirements and the readiness of the customer’s physical site with required power, cooling and information technology infrastructure. For new customers, factors such as meeting technical performance specifications and negotiating contract terms and conditions also affect timing of shipment and revenue recognition.

We assemble our products at a single location in Fremont, California from components supplied to us by a limited number of manufacturers. Some of those components can only be purchased from our current suppliers or would require significant lead time to source from another. We are heavily dependent on the availability of components and the reliability of our current suppliers. We have experienced in the past, and could experience in the future, quality control issues and delivery delays with our suppliers due to factors such as high industry demand and the inability of some suppliers to consistently meet our quality or delivery requirements. Although these problems have not historically adversely affected our revenue, if they occur again in the future, our revenue could be adversely impacted.

We have sales offices in the United States, United Kingdom, Germany and Japan and research and development facilities in California and Northern Ireland. We expect to continue to add sales, engineering and customer services personnel in the United States and internationally.

The last day of our fiscal year is March 31. Our fiscal quarters end on June 30, September 30, December 31 and March 31. Our current fiscal year, which we refer to as fiscal 2008, will end on March 31, 2008.

Revenue, Cost of Revenue and Operating Expense

Revenue

We derive our revenue from sales of our InServ Storage Servers, licenses of our InForm Suite and other software applications and related support.

Prior to March 2007, we typically sold our products with a three-year basic hardware warranty and software warranty. The software warranty was limited to bug fixes for any non-conforming software products. We generally recognized as product revenue all revenue associated with sales of our products at the time of shipment or installation, depending on the terms of the arrangement, provided that all other revenue recognition criteria were met.

During this period, we also offered a premium hardware warranty and an extended hardware and software warranty beyond the initial contract term. Our premium hardware warranty offers faster service response time than our basic hardware warranty. We recognized as support revenue all revenue attributable to these premium and extended warranties on a ratable basis over the contract term, which was typically three years for premium warranty and one year from termination of the basic warranty for extended warranty.

In March 2007, in anticipation of evolving customer requirements for software support, we changed from a software warranty model to a software support model. Under the software support model, the customer receives, in addition to bug fixes, unspecified software upgrades and enhancements, on a when-and-if available basis, over the term of the support period. Commencing in March 2007, we sell all of our systems together with software support.

However, during the month of March 2007, we did not have vendor-specific objective evidence, or VSOE, of the fair value of our new software support. Therefore, as of March 31, 2007, we had $6.3 million of deferred revenue from product sales with software support that occurred in March 2007, including the hardware, software and support components. We are recognizing this $6.3 million as product revenue on a ratable basis over the applicable software support period, primarily three years. Product revenue in March 2007 that was not recognized ratably was for additional products for existing systems that did not include software support. The implementation of our software support model had an adverse impact on our revenue recognized during the quarter ended March 31, 2007 and resulted in a substantial increase to our deferred revenue at March 31, 2007.

During the first quarter of fiscal 2008, we established VSOE of the fair value of our new software support based on the rates we offer to our customers for renewal in our arrangements with them, or stated renewal rates. Accordingly, commencing April 1, 2007, we recognize revenue attributable to our software support as support revenue on a straight-line basis over the software support period. We sell a significant portion of our software support with a one-year term. Support revenue continues to include our premium and extended hardware warranties. We generally recognize the balance of the sale as product revenue at the time of shipment or installation, depending on the terms of the arrangement, provided that all other revenue recognition criteria are met. See “Revenue Recognition” under “Critical Accounting Polices and Estimates” below.

As a result of the implementation of our software support model in March 2007, we expect support revenue to increase significantly in future periods. Therefore, comparing the elements of our revenue on a period-to-period basis may not be meaningful and should not be relied upon as an indication of our future performance.

Cost of Revenue

Cost of product revenue consists primarily of raw materials, manufacturing cost for our products, shipping and logistics cost and warranty obligations. Cost of premium and extended warranty obligations are included in cost of support revenue. We utilize third parties to manufacture subcomponents of our products, which are then shipped to our Fremont, California operations facility for final assembly and testing prior to customer shipment. We outsource onsite support to third-party support vendors.

Prior to March 2007, all of our hardware and software warranty costs were recognized as cost of product revenue at the time of revenue recognition based on our estimated time and material cost of providing warranty support. As a result of the implementation of our software support model, for March 2007, all such hardware related costs were deferred and will be recognized ratably together with the associated revenue. We will not incur software warranty cost beginning March 2007, as this was replaced by our new software support sold together with our systems. Accordingly, for all periods other than the month of March 2007, all hardware warranty costs are recognized as cost of product revenue at the time of revenue recognition.

Prior to March 2007, cost of support revenue consists of personnel cost and outside vendor cost to support premium and extended warranty services. Beginning March 2007, cost of support revenue also includes costs associated with providing software support. As a result of the implementation of our software support model in March 2007, we expect cost of support revenue to increase significantly in future periods.

Gross Margin

Gross profit is the difference between revenue and cost of revenue, and gross margin is gross profit expressed as a percentage of revenue. Product mix and system configurations affect our gross margin because our software and support margins are higher than our hardware margins. Larger systems tend to have greater software and support components and thereby result in a higher margin. Our gross margin tends to be higher for direct sales than for indirect sales because we generally sell our products to resellers at a discount. Our gross margin has fluctuated significantly in the past, and we expect it will continue to fluctuate in the future primarily as a result of product mix and order size.

Operating Expense

Operating expense consists of research and development, sales and marketing and general and administrative expense. The largest component of our operating expense in each case is personnel cost. Personnel cost consists of salaries, benefits and incentive compensation for our employees. We grew from 165 employees at March 31, 2005, to 204 at March 31, 2006, to 312 at March 31, 2007 and to 370 at September 30, 2007. In fiscal 2007, we established for the first time a cash bonus plan which was payable based on the achievement of certain corporate goals. Payments made under this bonus plan were calculated based on a percentage of each participant’s base salary. We adopted a similar cash bonus plan for fiscal 2008. We expect that the expense associated with this plan will be higher in fiscal 2008 than fiscal 2007 based on the increased number of employees in fiscal 2008. Assuming that our business continues to grow, we expect that each of the operating expense categories described below will grow in absolute dollars in future periods.

Research and Development Expense

Research and development expense consists primarily of personnel cost, prototype expense, consulting services and facilities cost associated with personnel. Consulting services generally consist of contracted engineering consulting for specific projects. We expense research and development expense as incurred. We expect to continue to devote substantial resources to the development of our products. We believe that these investments are necessary to maintain and improve our competitive position. In particular, we anticipate that we will hire substantial additional engineering personnel in future periods.

Sales and Marketing Expense

Sales and marketing expense consists primarily of personnel cost, sales commission, marketing programs and facilities cost associated with sales and marketing and certain customer service and support activities not associated with cost of revenue. We plan to continue to invest heavily in sales and marketing by increasing the number of sales and marketing personnel we employ. Our sales personnel are not immediately productive and therefore the increase in sales and marketing expense we incur when we add new sales representatives is not immediately offset by increased revenue and may never result in increased revenue. The timing of our hiring of new sales personnel and the rate at which they generate incremental revenue could therefore affect our future period-to-period financial performance.

General and Administrative Expense

General and administrative expense consists primarily of personnel and facilities costs related to our executive, finance, human resources, information technology and legal organizations, as well as fees for professional services. Professional services consist of fees for outside legal, audit, compliance with the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and information technology consulting. We expect to incur significant additional accounting and legal costs after this offering related to compliance with rules and regulations implemented by the SEC, as well as additional insurance, investor relations and other costs associated with being a public company.

Other Income (Expense), net

Other income (expense), net includes interest income on cash balances and short-term investments, interest expense on our outstanding debt and borrowings under our revolving line of credit, and losses or gains on conversion of non-United States dollar transactions into United States dollars. Our losses or gains on currency conversions have not been material to date because our international sales have been denominated principally in United States dollars, and our foreign currency exposure risk has been limited to expense incurred in our overseas operations. If we are successful in increasing our international sales we may be subject to currency conversion risks because some of the international sales could be denominated in foreign currencies. We have historically invested our available cash balances in money market funds, short-term United States Treasury obligations and commercial paper.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. These accounting principles require us to make estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenue and expense during the periods presented. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that we make these estimates and judgments. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates and judgments and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results are revenue recognition, stock-based compensation, inventory valuation, allowances for doubtful accounts and income taxes.

Revenue Recognition

We derive our revenue from sales of storage solutions that include hardware, software and related support. Because the embedded software of our storage solution is deemed to be more than incidental to the product as a whole, we account for revenue for the entire sale in accordance with the guidance provided by American Institute of Certified Public Accountants Statement of Position, or SOP, 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions.

We recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable, collection of the resulting receivable is reasonably assured and, if applicable, upon satisfaction of evaluation criteria or expiration of the evaluation period, as the case may be. Our fees are considered fixed or determinable at the execution of an agreement, which comprises the final terms of sale including the description, quantity and price of each product purchased. Our sales arrangements with customers and resellers do not include rights of return or rebates and to date, product returns have been negligible. We assess our ability to collect from our customers based on a number of factors, including creditworthiness of the customer and past transaction history.

Prior to March 2007, we typically sold our products with a three-year basic hardware warranty and software warranty. The software warranty was limited to bug fixes for any non-conforming software products. We generally recognized as product revenue all revenue associated with sales of our products at the time of shipment or installation, depending on the terms of the arrangement, provided that all other revenue recognition criteria were met. During this period, we also offered a premium hardware warranty and an extended hardware and software warranty after the initial contract term. Our premium hardware warranty offers faster response time than our basic hardware warranty. In accordance with Financial Accounting Standards Board, or FASB, Technical Bulletin 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, we recognized revenue relating to our premium hardware warranty and extended hardware and software warranties ratably as support revenue over the warranty period, which was typically three years for premium warranty and one year from termination of the basic warranty for extended warranty.

In March 2007, in anticipation of evolving customer requirements for software support, we changed from a software warranty model to a software support model. Under the software support model, the customer receives, in addition to bug fixes, unspecified software upgrades and enhancements, on a when-and-if available basis, over the term of the support period. Commencing in March 2007, we sell all of our systems together with software support. This new software support is considered post-contract customer support, or PCS, under SOP 97-2.

Our sales are comprised of multiple elements, which include hardware, software and PCS. We allocate revenue to the delivered elements of the sale, typically hardware and software, using the residual method. Under the residual method, we defer revenue from the sale equivalent to the VSOE of the fair value of the PCS and apply any discounts to the delivered elements in accordance with the provisions of SOP 97-2, as amended by SOP 98-9. VSOE of the fair value of the PCS within a sale is based upon stated renewal rates included within the evidence of the arrangement with the customer.

During the month of March 2007, we did not have VSOE of the fair value of our new software support. Accordingly, we are recognizing revenue from our March 2007 transactions that included software support as product revenue ratably over the support period. The support period for these transactions was typically three years. Product revenue that was not recognized ratably was for additional products for existing systems that did not include software support.

During the first quarter of fiscal 2008, we established VSOE of the fair value of our new software support based on stated renewal rates offered to customers within the arrangement. As a result, beginning in the first quarter of fiscal 2008, we defer revenue recognition of the software support and recognize it as support revenue on a straight-line basis over the support period, which is primarily one year. Support revenue also continues to include our premium and extended hardware warranties. We allocate the remainder of the revenue associated with the sale to product revenue using the residual method, as allowed by SOP 98-9.

We typically recognize product revenue upon installation for transactions sold directly to end users, provided that the remaining revenue recognition criteria discussed above are satisfied. In cases where the arrangement includes acceptance criteria, we recognize revenue upon the earlier of receipt of customer acceptance or the lapse of the acceptance period. For sales through our resellers, we generally recognize product revenue upon shipment, based on freight terms of FOB Shipping Point or FOB Destination, assuming all other criteria for revenue recognition discussed above have been satisfied.

Stock-Based Compensation

Information regarding our stock option grants for fiscal 2007 and the first six months of fiscal 2008 is summarized as follows:

Date of Issuance	Number of Shares Subject to Options Granted	Exercise Price Per Share	Estimated Fair Value of Common Stock Per Share	Intrinsic Value Per Share
June 2006	635,997	$3.44	$3.44	—
July 2006	414,949	$3.58	$3.58	—
October 2006	329,000	$5.52	$5.52	—
January 2007	520,162	$7.08	$7.08	—
April 2007	690,050	$9.02	$9.02	—
July 2007	1,082,900	$11.20	$11.20	—

Prior to April 1, 2006, we accounted for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25, or FIN 44, and had adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and SFAS No. 148, Accounting for Share-Based Compensation—Transition and Disclosure, or SFAS 148. For stock options granted during fiscal 2005 and fiscal 2006, we determined the fair value at the grant date using the minimum value method for purposes of our pro forma disclosures under SFAS 123.

In accordance with APB 25, we recorded stock-based compensation expense under the intrinsic value method resulting from stock options that were granted to employees from January 2005 through February 2006 with exercise prices that, for financial reporting purposes, were deemed to be below the estimated fair market value of the underlying common stock on the date of grant. We amortize stock-based compensation expense resulting from the application of APB 25 over the vesting period of the options using an accelerated basis, in accordance with FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. For the years ended March 31, 2005, 2006 and 2007, and for the first six months of fiscal 2007 and fiscal 2008, we recorded stock-based compensation expense under APB 25 of $81,000, $1.9 million, $1.3 million, $783,000 and $330,000, respectively. The unrecognized expense related to these grants as of September 30, 2007 is $508,000 which will be amortized over the remaining vesting periods.

Effective April 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment, using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. Upon adoption of SFAS 123(R), we selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for stock-based awards. The Black-Scholes model requires the use of highly subjective and complex assumptions to determine the fair value of stock-based awards, including the option’s expected term and the price volatility of the underlying stock. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite vesting periods on a straight-line basis in our consolidated statements of operations and the expense has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

From April 2006 through the date of the filing of this registration statement, we have determined the estimated fair value of our common stock based on contemporaneous valuations performed by Valuation Research Corporation, or VRC, an unrelated valuation specialist. In completing its analysis, VRC used a combination of the income and market approaches to estimate the aggregate value of our company at each valuation date. VRC also considered using the cost approach, but determined that it was not an appropriate valuation approach for a company whose business involves the sale of goods and services and whose asset base consists of a substantial percentage of intangible assets such as intellectual property.

The income approach uses a discounted cash flow method to measure the value of a company by the present value of its future economic benefits. Under the income approach, value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation and risks associated with the particular investment. Under the market approach, consideration is given to the financial condition and operating performance of the company being valued relative to the same metrics of publicly traded companies operating in the same or similar lines of business. The market approach can also include the analysis of sales of entire companies from the transaction market and financing rounds of private companies. The projections used in connection with the income and market valuation approaches were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates. If different discount rates or other assumptions had been used, the applicable valuations would have been different.

In preparing its valuations, VRC applied an equal weighting to the value indications presented by the income approach and market approach.

In order to arrive at the estimated fair value of our common stock, the indicated fair value of our company calculated at each valuation date was allocated to the shares of convertible preferred stock, common stock and warrants and options to purchase common stock using an option-pricing methodology. The option-pricing methodology treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices of such options being based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference of preferred shareholders at the time of a liquidity event triggering payment of the liquidation preference to such shareholders (for example, a strategic sale or merger), assuming the enterprise has funds to make a liquidation preference meaningful and collectable by the preferred shareholders. The common stock is modeled as a call option on the underlying equity value at a predetermined exercise price. In the model, the exercise price is based on a comparison with the total equity value rather than, as in the case of a “regular” call option, a comparison with a per-share stock price. Thus, common stock is considered to be a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the preferred stock is liquidated. The option-pricing method uses the Black-Scholes model to price the call options. This model defines the securities’ fair values as functions of the current fair value of the company and uses assumptions such as the anticipated timing of a potential liquidity event and the estimated volatility of our equity securities. The anticipated timing of a liquidity event utilized in these valuations was based on then-current plans and estimates of our board of directors and management regarding an initial public offering. Estimates of the volatility of our stock were made by VRC based on available information on the volatility of capital stock of comparable publicly traded companies.

The anticipated timing of a potential liquidity event, the estimated volatility, the discount rate and the discount for lack of marketability used by VRC in the determination of the common stock value per share are as set forth below for each of the contemporaneous valuation dates:

	June-06	July-06	October-06	January-07	April-07	July-07
Common Stock Value Per Share	$3.44	$3.58	$5.52	$7.08	$9.02	$11.20
Time to Liquidity (in years)	2.0	1.8	0.8	0.6	0.5	0.3
Volatility	70%	70%	70%	70%	60%	60%
Discount Rate	22%	22%	22%	17%	17%	17%
Marketability Discount Rate	20%	20%	10%	10%	10%	10%

As indicated in the table above, the increase in the valuation of our common stock from June 2006 to July 2007 can be attributed to declines in the anticipated time to liquidity, the volatility rate, the discount rate and the marketability discount rate. VRC also considered market conditions and whether we achieved certain company milestones, secured new customers, met forecasted revenues and expense targets and hired key personnel. From July 2006 to October 2006, VRC increased its determination of the fair value of our common stock primarily as a result of the growth of our revenue. From October 2006 to January 2007, VRC increased its determination of the fair value of our common stock primarily as a result of improvements in our gross margin and net loss and our securing a major order in December 2006. From January 2007 to April 2007, VRC increased its determination of the fair value of our common stock primarily as a result of increased levels of business from repeat customers. From April 2007 to July 2007, VRC increased its determination of the fair value of our common stock primarily as a result of improved operating performance and continued increased levels of business from repeat customers. We and VRC also considered other material factors in determining the fair value of our common stock for financial reporting purposes as of the respective option grant dates, including the valuations of existing comparable publicly traded companies, the state of the initial public offering market for technology companies, our decision to pursue an initial public offering and discussions with our managing underwriters regarding the estimated offering price range. All of the stock options that we granted during fiscal 2007 and the first six months of fiscal 2008 were granted in the months set forth in the table above.

For options granted during fiscal 2007 and the first six months of fiscal 2008, we determined the fair value at date of grant using the Black-Scholes option pricing model. The following table summarizes the weighted average assumptions used in determining the fair value of stock options granted.

	Year Ended March 31, 2007	Six Months Ended September 30, 2007
		(unaudited)
Risk-free interest	4.81%	4.58%
Expected term (in years)	4.18	4.33
Dividend yield	0%	0%
Volatility	47%	42%

The risk-free interest rate for the expected term of the option was based on the yield available on United States Treasury Zero Coupon issues with an equivalent expected term. The expected term represents the period of time that stock-based awards are expected to be outstanding, giving consideration to the contractual terms of the awards, vesting schedules and expectations of future employee behavior. Given our limited operating history, comparable companies from a representative peer group selected on industry data were used to determine the expected term. The computation of expected volatility was based on the historical volatility of comparable companies from a representative peer group selected based on industry data.

We account for equity instruments issued in exchange for the receipt of goods or services from non-employees in accordance with the consensus reached by the Emerging Issues Task Force, or EITF, in Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Costs are measured at the fair market value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of the date on which there first exists a firm commitment for performance by the provider of goods or services or on the date performance is complete, using the Black Scholes pricing model.

Inventory Valuation

Inventory consists of raw materials, work in process and finished goods stated at the lower of cost or market. Cost is computed using the standard cost, which approximates actual cost, on a first-in, first-out basis. We record inventory write-downs for potentially excess inventory based on forecasted demand, economic trends and technological obsolescence of our products or component parts. If future demand or market conditions are less favorable than our projections, additional inventory write-downs could be required and reflected in cost of product revenue in the period in which the revision is made. At the point of the loss recognition, a new, lower-cost basis for that inventory is established. Subsequent changes in facts or circumstances do not result in the restoration or increase in that newly established cost basis. Inventory write-downs were $135,000, $93,000 and $528,000 in fiscal 2005, 2006 and 2007, respectively, and $255,000 in the first six months of fiscal 2008. The increased inventory write-downs in fiscal 2007 were primarily attributable to reserves for potentially excess materials related to our implementation of certain European Union environmental compliance regulations.

Allowances for Doubtful Accounts

We record a provision for doubtful accounts based on our historical experience and a detailed assessment of the collectability of our accounts receivable. In estimating the allowance for doubtful accounts, our management considers, among other factors, (1) the aging of the accounts receivable, including trends within and ratios involving the age of the receivables, (2) our historical write-offs, (3) the credit worthiness of each customer, (4) the economic conditions of the customer’s industry and (5) general economic conditions. Our allowance for doubtful accounts was $0, $0 and $128,000 at March 31, 2005, March 31, 2006 and March 31, 2007, respectively, and $161,000 at September 30, 2007. In the event we were to experience unanticipated collections issues, it could have an adverse affect on our operating results in future periods.

Income Taxes

We use the asset and liability method of accounting for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes. We recognize deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. We recognize deferred tax assets for deductible temporary differences, along with net operating loss carryforwards, if it is more likely than not that the tax benefits will be realized. Our ultimate realization of our deferred tax assets is dependent upon our generation of future taxable income during the periods in which those temporary differences become deductible or the net operating loss carryforwards may be utilized. To the extent that we cannot recognize a deferred tax asset under the preceding criteria, we establish a valuation allowance.

Based on the available objective evidence, including the fact that we have generated losses since inception, management believes that it is more likely than not that our deferred tax assets will not be realized. Accordingly, we have provided a full valuation allowance against our deferred tax assets at March 31, 2006, March 31, 2007 and September 30, 2007.

As of March 31, 2007, we had $144 million and $80 million of federal and state net operating loss carryforwards available to reduce our future taxable income. These carryforwards expire between 2019 and 2026 for federal purposes and between 2011 and 2018 for state purposes. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, the amounts of and benefits from our net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that we may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined in Section 382, over a three-year period.

We also had $3.8 million and $4.6 million of federal and state research and development tax credit carryovers at March 31, 2007. The federal research and development tax credit carryovers will begin to expire in 2020. The state research and development tax credit carryovers can be carried forward indefinitely.

Effective January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, or FIN 48. This interpretation requires us to recognize in the consolidated financial statements only those tax positions determined to be more likely than not of being sustained. As a result of the implementation of FIN 48, we recognized no change in the liability for unrecognized tax benefits related to tax positions taken in prior periods, and no corresponding change in accumulated deficit. Additionally, we made no reclassifications between current taxes payable and long-term taxes payable upon adoption of FIN 48.

Results of Operations

The following table sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Years Ended			Six Months Ended
	March 31, 2005	March 31, 2006	March 31, 2007	September 30, 2006	September 30, 2007
				(unaudited)
Revenue:
Product	100%	99%	98%	99%	96%
Support	0	1	2	1	4

Total revenue	100	100	100	100	100

Cost of revenue:
Product	51	41	36	38	33
Support	0	0	0	0	1

Total cost of revenue	51	41	36	38	34

Gross margin	49	59	64	62	66

Operating Expense:
Research and development	64	48	37	30	33
Sales and marketing	52	43	42	37	39
General and administrative	9	9	9	8	8

Total operating expense	125	100	88	75	80

Loss from operations	(76)	(41)	(24)	(13)	(14)
Other income (expense), net	2	(1)	1	2	1

Loss before provision for income taxes	(74)	(42)	(23)	(11)	(13)
Provision for income taxes	—	0	0	0	0

Net loss	(74)%	(42)%	(23)%	(11)%	(13)%

First Six Months of Fiscal 2008 Compared to First Six Months of Fiscal 2007

Revenue

Our total revenue increased by $17.7 million, or 52%, to $51.8 million in the first six months of fiscal 2008 from $34.1 million in the first six months of fiscal 2007. Our product revenue increased by $16.2 million, or 48%, to $49.9 million in the first six months of fiscal 2008 from $33.7 million in the first six months of fiscal 2007 due to an increase in repeat sales to our existing customers, the expansion of our customer base and the impact of the introduction of our new E200 system in early fiscal 2007. Revenue from our existing customers represented 76% of our total revenue in the first six months of fiscal 2008 compared to 60% of our total revenue in the first six months of fiscal 2007. Revenue related to new customer sales represented 24% of our total revenue in the first six months of fiscal 2008 compared to 40% of our total revenue in the first six months of fiscal 2007. Additionally, $4.1 million of the increase in revenue from the first six months of fiscal 2007 to fiscal 2008 was attributable to incremental sales of E200 systems.

As a result of the implementation of our software support model in March 2007, we recognize software support revenue as support revenue. Because we did not have VSOE of the fair value of our new software support in March 2007, as of March 31, 2007 we deferred $6.3 million of revenue, constituting revenue from product sales with software support in the month of March 2007, and we are recognizing that revenue as product revenue on a ratable basis over the term of the software support period. We recognized $1.7 million of the $6.3 million of this deferred revenue as product revenue in the first six months of fiscal 2008.

During the first quarter of fiscal 2008, we established VSOE of the fair value of our software support. As a result, beginning with that quarter, we now recognize all hardware and software license revenue upon shipment or installation, provided that the remaining revenue recognition criteria are satisfied. We recognize software support revenue as support revenue over the term of the support period.

Support revenue increased by $1.5 million, or 396%, to $1.9 million in the first six months of fiscal 2008 from $381,000 in the first six months of fiscal 2007. Of the $1.5 million increase in support revenue in the first six months of fiscal 2008, recognition of software support following our establishment of VSOE of fair value of PCS in the first quarter of fiscal 2008, an increase in our premium warranty, an increase in our extended warranty and an increase in our support renewals accounted for $659,000, $283,000, $355,000, and $213,000, respectively. As a result of the implementation of our software support model, we expect that our support revenue will increase on an absolute dollar basis, as well as a percentage of our total revenue.

In the first six months of fiscal 2008, we derived 72% of our total revenue from direct sales to customers compared to 79% in the first six months of fiscal 2007. We generated 14% of our total revenue from product shipments to international locations in the first six months of fiscal 2008 compared to 10% in the first six months of fiscal 2007.

Cost of Revenue

Cost of revenue increased by $4.8 million, or 37%, to $17.7 million in the first six months of fiscal 2008 from $12.9 million in the first six months of fiscal 2007 primarily due to increased product shipments.

Cost of product revenue increased by $4.4 million, or 34%, to $17.2 million in the first six months of fiscal 2008 from $12.8 million in the first six months of fiscal 2007 as compared to the 48% increase in our product revenue during the same period. The slower increase in cost of product revenue compared to the increase in product revenue is primarily attributable to increased sales of additional storage capacity to existing customers in the first six months of fiscal 2008 compared to the first six months of fiscal 2007. Our hardware costs are less for providing additional storage capacity than they are for initial system sales, because we are able to leverage the equipment in the existing system. To a lesser extent, our cost of product revenue increased slower than our product revenue in the first six months of fiscal 2008 because we no longer accrue the software warranty costs as cost of product revenue as a result of the implementation of our software support model in March 2007.

Cost of support revenue increased by $370,000 to $455,000 in the first six months of fiscal 2008 from $85,000 in the first six months of fiscal 2007 as a result of the implementation of our software support model in March 2007.

Gross Margin

Gross margin increased to 65.8% in the first six months of fiscal 2008 from 62.1% in the first six months of fiscal 2007. This increase in gross margin was primarily a result of increased sales of additional storage capacity to existing customers, which have higher margins than initial system sales.

Research and Development Expense

Research and development expense increased by $6.5 million, or 64%, to $16.7 million in the first six months of fiscal 2008 from $10.2 million in the first six months of fiscal 2007. The increase was primarily due to increases in research and development personnel to 137 at September 30, 2007 from

101 at September 30, 2006, resulting in an increase in employee compensation and related cost, including greater expenses associated with our fiscal 2008 cash bonus plan compared to our fiscal 2007 cash bonus plan.

As a percentage of our total revenue, research and development expense increased to 32% in the first six months of fiscal 2008 from 30% in the first six months of fiscal 2007.

Of the $6.5 million increase in research and development expense in the first six months of fiscal 2008, salaries and employee-related benefits, our fiscal 2008 cash bonus plan, expensed prototype equipment, allocated facilities/IT expense, depreciation of development equipment and fees for consultants accounted for $2.7 million, $267,000, $1.1 million, $1.3 million, $411,000 and $284,000, respectively. The remainder of the increase was primarily attributable to higher occupancy cost, recruiting and other product development expense. In the first six months of fiscal 2008, stock-based compensation expense included in research and development expense was $410,000 compared to $312,000 in the first six months of fiscal 2007.

We expect research and development expense to increase on an absolute dollar basis for the foreseeable future as we increase the number of our engineering personnel and continue to devote substantial resources to the development of our products.

Sales and Marketing Expense

Sales and marketing expense increased by $7.8 million, or 62%, to $20.4 million in the first six months of fiscal 2008 from $12.6 million in the first six months of fiscal 2007. This increase reflects in part the increase in sales and marketing employees to 129 at September 30, 2007 from 85 at September 30, 2006 to support our anticipated growth.

As a percentage of our total revenue, sales and marketing expense increased to 39% in the first six months of fiscal 2008 from 37% in the first six months of fiscal 2007. This increase was attributable principally to the substantial increase in the number of our direct sales personnel. Our sales personnel are not immediately productive and therefore the increase in sales and marketing expense was not offset by a corresponding percentage increase in revenue.

Of the $7.8 million increase in sales and marketing expense in the first six months of fiscal 2008, salaries and employee-related benefits, commission expense and fees for consultants accounted for $5.7 million, $1.3 million and $677,000, respectively. The remainder of the increase was primarily attributable to increases in amounts spent on trade shows, our continued worldwide investment in our sales and global service organizations, marketing programs, travel expense associated with significantly increased sales efforts and allocated facilities/IT expense. Stock-based compensation expense included in sales and marketing expense was $412,000 in the first six months of fiscal 2008 compared to $210,000 in the first six months of fiscal 2007.

We expect sales and marketing expense to increase on an absolute dollar basis for the foreseeable future as we increase the number of our direct sales personnel in an effort to expand our customer base and market presence. We expect sales and marketing expense to continue to represent the largest component of our operating expense for the foreseeable future.

General and Administrative Expense

General and administrative expense increased by $1.6 million, or 62%, to $4.3 million in the first six months of fiscal 2008 from $2.6 million in the first six months of fiscal 2007. This increase reflects in part the increase in general and administrative employees to 57 at September 30, 2007 from 45 at

September 30, 2006, which included the addition of our corporate controller, a human resource director, additional internal legal counsel and several other finance and human resources personnel to support our anticipated growth and in anticipation of our initial public offering.

As a percentage of our total revenue, general and administrative expense was 8% for both the first six months of fiscal 2008 and fiscal 2007. Of the $1.6 million increase in general and administrative expense in the first six months of fiscal 2008, salaries and employee-related benefits, our fiscal 2008 bonus plan and professional service fees accounted for $462,000, $232,000 and $915,000, respectively. Professional services fees included services provided for enterprise resource planning software upgrades, audit services and preparation for meeting the requirements of Sarbanes-Oxley. Stock-based compensation expense included in general and administrative expense was $264,000 in the first six months of fiscal 2008 compared to $325,000 in the first six months of fiscal 2007.

We expect general and administrative expense to increase on an absolute dollar basis for the foreseeable future as we expand our finance organization and incur additional accounting, legal and administrative costs associated with being a public company, including complying with Sarbanes-Oxley.

Other Income (Expense), Net

Other income (expense), net decreased by $195,000 or 40%, to $298,000 in the first six months of fiscal 2008 from $493,000 in the first six months of fiscal 2007, primarily due to higher debt balances in fiscal 2008.

Fiscal 2007 Compared to Fiscal 2006 and Fiscal 2005

Revenue

Our total revenue increased by $28.0 million, or 73%, to $66.2 million in fiscal 2007 from $38.2 million in fiscal 2006 and by $14.4 million in fiscal 2006, or 61%, from $23.8 million in fiscal 2005. Product revenue increased by $27.1 million, or 72%, to $65.0 million in fiscal 2007 from $37.9 million in fiscal 2006 and by $14.2 million in fiscal 2006, or 60%, from $23.7 million in fiscal 2005. These increases were principally due to an increase in repeat sales to existing customers, the expansion of our customer base and the impact of the introduction of our new E200 systems in early fiscal 2007. Revenue from our existing customers represented 66% of total revenue in fiscal 2007 as compared to 62% of total revenue in fiscal 2006 and 50% of total revenue in fiscal 2005. Revenue related to new customer sales represented 34% of total revenue in fiscal 2007 as compared to 38% of total revenue in fiscal 2006 and 50% of total revenue in fiscal 2005. Approximately $2.5 million of the increase in revenue from fiscal 2006 to fiscal 2007 was attributable to incremental sales of E200 systems. We increased the number of our sales and marketing personnel to 101 at March 31, 2007, from 62 at March 31, 2006, and from 41 at March 31, 2005, which contributed to our ability to expand our customer base.

As a result of the implementation of our software support model in March 2007, beginning with the first quarter of fiscal 2008, we recognize software support revenue as support revenue. Because we did not have VSOE of the fair value of software support in March 2007, we deferred revenue from product sales that were bundled with software support in the month of March 2007, which was equal to $6.3 million as of March 31, 2007, and we are recognizing that revenue on a ratable basis over the term of the software support period. We recognized $250,000, as product revenue in March 2007, the last month of our fiscal 2007.

Support revenue increased by $883,000, or 287%, to $1.2 million in fiscal 2007 from $308,000 in fiscal 2006. We did not report significant support revenue in fiscal 2005. Of the $883,000 increase in support revenue from fiscal 2006 to fiscal 2007, an increase in our premium warranty, an increase in our support renewal and an increase in our extended warranty accounted for $394,000, $379,000 and $111,000, respectively.

In fiscal 2007, we derived 73% of our total revenue from direct sales to customers compared to 72% in fiscal 2006 and 57% in fiscal 2005. This increase in direct sales as a percentage of revenue reflects our increased focus on expanding our direct sales by hiring dedicated sales personnel for both domestic and international markets. We increased the number of our direct sales personnel to 92 in fiscal 2007 from 56 in fiscal 2006 and from 36 in fiscal 2005. We generated 10% of our total revenue in fiscal 2007 from shipments to international locations, compared to 14% in fiscal 2006 and 26% in fiscal 2005. International revenue was $6.8 million, $5.4 million and $6.1 million in fiscal 2007, 2006 and 2005, respectively. The decrease in international revenue as a percentage of total revenue in fiscal 2007, 2006 and 2005 was attributable to the greater maturity of our domestic sales efforts.

Cost of Revenue

Total cost of revenue increased by $8.2 million, or 52%, to $23.9 million in fiscal 2007 from $15.7 million in fiscal 2006 and by $3.6 million in fiscal 2006, or 30%, from $12.1 million in fiscal 2005 primarily due to increased product shipments.

Cost of product revenue increased by $8.0 million, or 51%, to $23.6 million in fiscal 2007 from $15.6 million in fiscal 2006 and by $3.5 million in fiscal 2006, or 29%, from $12.1 million in fiscal 2005. During the same periods, our product revenue increased by 72% and 60%, respectively. The slower increase in cost of product revenue compared to the increase in product revenue from year to year was primarily attributable to our ability to spread relatively fixed manufacturing overhead costs over increased unit volumes. We also realized additional cost savings in fiscal 2007 due to our engagement of a contract manufacturer in January 2006. In addition, we replaced our primary authorized warranty service provider in early fiscal 2006, which provided us with additional cost savings in both fiscal 2006 and fiscal 2007.

Cost of support revenue increased by $124,000, or 119%, to $228,000 in fiscal 2007 from $104,000 in fiscal 2006 due primarily to increased personnel cost and outside vendor cost required to support premium and extended warranties associated with increased revenue. We did not report significant cost of support revenue in fiscal 2005.

Gross Margin

Gross margin increased to 63.9% in fiscal 2007 from 58.8% in fiscal 2006 and from 49.0% in fiscal 2005. This increase in gross margin was primarily a result of our realization of manufacturing economies of scale. In addition, direct sales accounted for a higher percentage of our revenue in each succeeding year, which have higher margins than indirect sales through resellers.

Research and Development Expense

Research and development expense increased by $6.0 million, or 33%, to $24.5 million in fiscal 2007 from $18.5 million in fiscal 2006 and by $3.3 million in fiscal 2006, or 21%, from $15.2 million in fiscal 2005. These increases reflect in part the increase in research and development employees to 122 at March 31, 2007, from 92 at March 31, 2006, and 83 at March 31, 2005, as well as, with respect to fiscal 2007, the expense associated with our fiscal 2007 cash bonus plan. In fiscal 2007, as a result of stronger operating results, we were able to invest more aggressively in research and development, including personnel.

As a percentage of our total revenue, research and development expense decreased to 37% in fiscal 2007, from 48% in fiscal 2006, and 64% in fiscal 2005. These percentage decreases are attributable principally to the significant increase in our total revenue, which grew at a higher rate than our research and development expense.

Of the $6.0 million increase from fiscal 2006 to fiscal 2007, salaries and employee-related benefits, expensed prototype equipment, depreciation of development equipment and consulting services accounted for $2.9 million, $1.2 million, $441,000 and $77,000, respectively. The remainder of the increase in fiscal 2007 was primarily attributable to allocated facilities/IT expense and higher occupancy cost. Of the $3.3 million increase from fiscal 2005 to fiscal 2006, salaries and employee-related benefits, expensed prototype equipment and consulting services accounted for $1.4 million, $1.2 million and $137,000, respectively. Stock-based compensation expense included in research and development expense was $591,000 in fiscal 2007, $692,000 in fiscal 2006 and $29,000 in fiscal 2005.

Sales and Marketing Expense

Sales and marketing expense increased by $11.5 million, or 69%, to $28.1 million in fiscal 2007 from $16.6 million in fiscal 2006 and by $4.2 million in fiscal 2006, or 34%, from $12.4 million in fiscal 2005. These increases reflect in part the increase in sales and marketing employees to 101 at March 31, 2007, from 62 at March 31, 2006, and 41 at March 31, 2005, as well as, with respect to fiscal 2007, the expense associated with our fiscal 2007 cash bonus plan.

As a percentage of our total revenue, sales and marketing expense decreased to 42% in fiscal 2007 from 43% in fiscal 2006 and 52% in fiscal 2005. The decrease between fiscal 2005 and fiscal 2006 was attributable principally to the significant increase in our total revenue, which grew at a higher rate than our sales and marketing expense.

Of the $11.5 million increase from fiscal 2006 to fiscal 2007, salaries and employee-related benefits, commission expense, professional services and travel expense accounted for $6.4 million, $2.2 million, $1.3 million and $519,000, respectively. Of the $4.2 million increase from fiscal 2005 to fiscal 2006, salaries and employee-related benefits, commission expense, professional services and travel expense accounted for $2.3 million, $1.2 million, $226,000 and $112,000, respectively. The remainder of the increase in each fiscal period was primarily attributable to continued investment in our global sales and service organizations. Stock-based compensation expense included in sales and marketing expense was $439,000 in fiscal 2007, $403,000 in fiscal 2006 and $17,000 in fiscal 2005.

General and Administrative Expense

General and administrative expense increased by $2.7 million, or 80%, to $6.1 million in fiscal 2007 from $3.4 million in fiscal 2006 and by $1.4 million in fiscal 2006, or 66%, from $2.0 million in fiscal 2005. These increases reflect in part the increase in general and administrative employees to 34 at March 31, 2007, from 17 at March 31, 2006, and from 16 at March 31, 2005, as well as, with respect to fiscal 2007, the expense associated with our fiscal 2007 cash bonus plan.

As a percentage of our total revenue, general and administrative expense was 9% in fiscal 2007, fiscal 2006 and fiscal 2005.

Of the $2.7 million increase from fiscal 2006 to fiscal 2007, salaries and employee-related benefits accounted for $1.6 million and professional services accounted for $920,000. Of the $1.4 million increase from fiscal 2005 to fiscal 2006, salaries and employee-related benefits accounted for $578,000 and professional services accounted for $265,000. Stock-based compensation expense included in general and administrative expense was $577,000 in fiscal 2007, $730,000 in fiscal 2006 and $31,000 in fiscal 2005.

Other Income (Expense), Net

Other income (expense), net increased by $1.2 million to $1.0 million in fiscal 2007 from ($241,000) in fiscal 2006, and decreased by $795,000 to ($241,000) in fiscal 2006 from $554,000 in fiscal 2005. The increase from fiscal 2006 to fiscal 2007 was primarily attributable to higher average cash balances, which resulted in higher interest income in fiscal 2007. The decrease from fiscal 2005 to fiscal 2006 was primarily attributable to higher debt balances in fiscal 2006.

Quarterly Results of Operations

The following table sets forth our unaudited quarterly consolidated statement of operations data for each of our six fiscal quarters in the period ended September 30, 2007. The quarterly data have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus, and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. Our results for these quarterly periods are not necessarily indicative of the operating results for a full year or any future period.

	Three Months Ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007(1)	June 30, 2007	September 30, 2007
	(dollars in thousands, except per share data)
	(unaudited)
Revenue:
Product	$14,748	$18,992	$19,969	$11,268	$23,123	$26,775
Support	159	222	422	388	685	1,206

Total revenue	14,907	19,214	20,391	11,656	23,808	27,981

Cost of revenue:
Product	5,341	7,501	6,322	4,480	8,110	9,126
Support	40	45	60	83	216	239

Total cost of revenue	5,381	7,546	6,382	4,563	8,326	9,365

Gross profit	9,526	11,668	14,009	7,093	15,482	18,616

Operating expense:
Research and development	4,968	5,233	6,074	8,244	7,807	8,909
Sales and marketing	5,809	6,767	6,637	8,883	10,457	9,936
General and administrative	1,232	1,395	1,597	1,880	2,054	2,212

Total operating expense	12,009	13,395	14,308	19,007	20,318	21,057

Loss from operations	(2,483)	(1,727)	(299)	(11,914)	(4,836)	(2,441)
Total other income (expense), net	264	229	274	243	182	116

Loss before provision for income taxes	(2,219)	(1,498)	(25)	(11,671)	(4,654)	(2,325)
Provision for income taxes	(19)	(11)	(20)	(22)	(30)	(38)

Net loss	$(2,238)	$(1,509)	$(45)	$(11,693)	$(4,684)	$(2,363)

Net loss per common share, basic and diluted	$(0.13)	$(0.09)	$(0.00)	$(0.65)	$(0.25)	$(0.13)

(1)	We implemented our new software support model in March 2007. See “Revenue Recognition” under “Critical Accounting Policies and Estimates” above.

The following table sets forth our historical quarterly operating results as a percentage of revenue for the periods indicated:

	Three Months Ended
	June 30, 2006	September 30, 2006	December 31, 2006	March 31, 2007(1)	June 30, 2007	September 30, 2007
	(unaudited)
Revenue:
Product	99%	99%	98%	97%	97%	96%
Support	1	1	2	3	3	4

Total revenue	100	100	100	100	100	100

Cost of revenue:
Product	36	39	31	38	34	33
Support	0	0	0	1	1	1

Total cost of revenue	36	39	31	39	35	34

Gross margin	64	61	69	61	65	66

Operating expense:
Research and development	33	27	30	71	33	32
Sales and marketing	39	35	33	76	44	35
General and administrative	8	7	8	16	9	8

Total operating expense	80	69	71	163	86	75

Loss from operations	(16)	(8)	(2)	(102)	(21)	(9)
Other income (expense), net	1	1	1	2	1	0

Loss before provision for income taxes	(15)	(7)	(1)	(100)	(20)	(9)
Provision for income taxes	0	0	0	0	0	(0)

Net loss	(15)%	(7)%	(1)%	(100)%	(20)%	(9)%

(1)	We implemented a new software support model in March 2007. See “Revenue Recognition” under “Critical Accounting Policies and Estimates” above.

Revenue has generally increased sequentially in each of the quarters presented due to our increased penetration into existing customers and, to a lesser extent, the expansion of our customer base. Our product revenue and total revenue decreased in the fourth quarter of fiscal 2007 primarily as a result of the implementation of our software support model and resulting changes in our revenue recognition as described above. The subsequent significant increase in the first quarter of fiscal 2008 resulted from our establishment of VSOE of the fair value of our new software support, which allowed us to recommence full recognition of revenue on product sales. Gross margin for the first two quarters of fiscal 2008 was lower than for the third quarter of fiscal 2007 for two principal reasons. The mix of hardware and software was less favorable in the first two quarters of fiscal 2008 than it was in the third quarter of fiscal 2007. In addition, due to the implementation of our software support model and our establishment of VSOE of the fair value of our new software support, beginning in the first quarter of fiscal 2008, we recognize support revenue ratably over the term of the support contract. Under our former warranty model, we recognized revenue associated with the entire arrangement fee as revenue at the time of shipment or installation, provided that the remaining revenue recognition criteria were satisfied. See “Revenue Recognition” under “Critical Accounting Policies and Estimates” above.

Gross margin has fluctuated because of changes in product mix, system configurations and our ability to realize economies of scale. Our gross margin increased in the third quarter of fiscal 2007 as a result of increased software and support sales associated with larger systems, which have higher margins, and subsequently decreased in the fourth quarter of fiscal 2007 because of the implementation of our software support model, as a result of which we recognized less revenue in the quarter without a corresponding reduction in our fixed manufacturing overhead.

Operating expense has increased sequentially in each of the quarters presented as we continued to add personnel and related cost to support the growth in our business. In the third and fourth quarters of fiscal 2007 and the first quarter of fiscal 2008, we experienced substantial increases in our research and development and sales and marketing expense, principally as a result of increased headcount. Research and development expense also increased in the fourth quarter of fiscal 2007, the first quarter of fiscal 2008 and the second quarter of fiscal 2008 as a result of expensed prototype equipment associated with future product introductions. Sales and marketing expense as a percentage of total revenue increased in the first quarter of fiscal 2008 principally as a result of the substantial increase in our direct sales personnel in an effort to expand our customer base and market presence. The decrease in sales and marketing expense from the first quarter of fiscal 2008 to the second quarter of fiscal 2008 was primarily attributable to lower marketing and commission expenses in the second quarter of fiscal 2008. We experienced increases in our general and administrative expense in the third and fourth quarters of fiscal 2007 and the first and second quarters of fiscal 2008 principally as a result of the expansion of our finance, legal and administrative organizations in preparation for becoming a public company, including complying with Sarbanes-Oxley.

Liquidity and Capital Resources

As of September 30, 2007, our principal sources of liquidity consisted of cash, cash equivalents and short-term investments of $29.7 million and accounts receivable of $24.7 million. Our cash equivalents and short-term investments are invested primarily in money market funds, short-term United States Treasury obligations and commercial paper.

Our primary source of cash historically has been proceeds from the issuance of convertible preferred stock, customer payments for our products and services, proceeds from the issuance of notes payable and borrowings under our revolving line of credit facility. We have a term loan agreement with a venture lending firm. Borrowings under the term loan agreement were available through March 31, 2006. In addition, we have a revolving line of credit agreement with a commercial bank, under which borrowings are secured by our accounts receivable. Our revolving line of credit expires on March 31, 2008. The aggregate amount available for borrowing under our revolving line of credit is the lesser of 80% of our eligible accounts receivable or $12.0 million. Our revolving line of credit agreement contains a financial covenant that requires us to maintain a minimum tangible net worth of $1.5 million, which is measured on a monthly basis through maturity. Tangible net worth is defined as stockholders’ equity minus net intangible assets. We were in compliance with this covenant as of September 30, 2007. The interest rate on our revolving line of credit varies between prime rate plus 1% to 2% based on certain minimum tangible net worth levels of 3PAR. As of September 30, 2007, we had $1.7 million outstanding for notes payable under our term loan agreement and $9.8 million under our revolving line of credit.

From the beginning of 1999 through September 30, 2007, we issued convertible preferred stock with aggregate net proceeds of $183 million and borrowings under various debt arrangements with aggregate proceeds of $14.7 million, including the $11.5 million outstanding as of September 30, 2007. The proceeds from the convertible preferred stock and notes payable have been used to fund our losses from operations and capital expenditures.

Cash Flows from Operating Activities

We continue to experience negative cash flows from operations as we expand our business and build our infrastructure domestically and internationally. Our cash flows from operating activities are significantly influenced by our cash investments to support the growth of our business in areas such as research and development, sales and marketing and corporate administration. Our operating cash flows are also influenced by our working capital needs to support growth and fluctuations in inventory, accounts receivable, accounts payable and other current assets and liabilities. Certain metrics such as inventory and accounts receivable turns historically have been impacted by our product mix and the timing of orders from our customer base.

Net cash used in operating activities was $5.5 million and $2.2 million in the first six months of fiscal 2008 and 2007, respectively. The $3.3 million increase in net cash used in operating activities from the first six months of fiscal 2007 to the first six months of fiscal 2008 was primarily attributable to a $3.3 million increase in net loss and a use of $766,000 related to net changes in our operating assets and liabilities in the first six months of fiscal 2008 compared to the first six months of fiscal 2007, offset in part by $839,000 provided by net changes in non-cash expenses such as depreciation and amortization and stock-based compensation expense in the first six months of fiscal 2008 compared to the first six months of fiscal 2007. The increase in net loss reflects our larger investments in personnel and infrastructure, which grew at a higher rate than revenue.

Within changes in assets and liabilities, changes in accounts receivable used $5.7 million in cash in the first six months of fiscal 2008 compared to providing $1.6 million in the first six months of fiscal 2007, because of an increase in our accounts receivable driven by growth in our revenue in the first six months of fiscal 2008 and the timing of collections. Changes in inventory provided $661,000 in cash in the first six months of fiscal 2008 compared to using $2.8 million in the first six months of fiscal 2007 as a result of improved inventory management. Changes in accounts payable used $536,000 in the first six months of fiscal 2008 compared to $853,000 in the first six months of fiscal 2007 due to the timing of payments. Changes in deferred revenue provided $6.8 million in cash in the first six months of fiscal 2008 compared to using $1.4 million in the first six months of fiscal 2007 primarily due to the significant deferral of revenue in the fourth quarter of fiscal 2007 arising from the implementation of our software support model in March 2007.

Net cash used in operating activities was $2.1 million in fiscal 2007 and $13.8 million in fiscal 2006. The $11.7 million decrease in net cash used in operating activities from fiscal 2006 to fiscal 2007 was primarily attributable to changes in working capital.

Within changes in assets and liabilities, changes in accounts receivable used $7.1 million in cash in fiscal 2007 compared to $9.2 million in fiscal 2006 because of improved collections in fiscal 2007, demonstrated by the decrease in accounts receivable from fiscal 2006 to fiscal 2007 compared to the increase in revenue over the same period. Changes in inventory used $7.2 million in cash in fiscal 2007 compared to $24,000 in fiscal 2006 primarily as a result of the growth of our business and, to a lesser extent, purchases of certain inventory due to end-of-life and RoHS requirements. Changes in accounts payable provided $4.5 million in cash in fiscal 2007 compared to $1.1 million in fiscal 2006 due to the timing of payments. Changes in accrued liabilities provided $5.9 million in cash in fiscal 2007 compared to $2.0 million in fiscal 2006, primarily due to a $1.8 million accrual for our fiscal 2007 cash bonus plan, which was the first year in which we had a cash bonus plan, and increased accrual of sales commissions. Changes in deferred revenue provided $14.6 million in cash in fiscal 2007 compared to $3.9 million in fiscal 2006, primarily due to the significant deferral of revenue in the fourth quarter of fiscal 2007 arising from the implementation of our software support model in March 2007. These changes in deferred revenue were offset in part by an increase in related deferred costs of $2.8 million, $1.5 million of which was attributable to the implementation of our software support model in March 2007. See “Revenue Recognition” under “Critical Accounting Policies and Estimates” above.

Net cash used in operating activities was $13.8 million in fiscal 2006 and $16.7 million in fiscal 2005. The $2.9 million decrease in net cash used in operating activities from fiscal 2005 to fiscal 2006 was primarily attributable to a reduction in the net loss due to higher revenue in fiscal 2006.

Within changes in assets and liabilities, changes in accounts receivable used $9.2 million in cash in fiscal 2006 compared to $0.6 million in fiscal 2005, primarily due to the growth of our business and an increase in DSO from 39 in fiscal 2005 to 57 in fiscal 2006. Changes in inventory used $24,000 in cash in fiscal 2006 compared to using $5.2 million in fiscal 2005 due in part to timing of inventory purchases. Changes in deferred revenue provided $3.9 million in cash in fiscal 2006 compared to using $0.3 million in fiscal 2005, primarily due to increased sales. Changes in accrued warranty provided $0.9 million in cash in fiscal 2006 compared to $2.0 million in fiscal 2005 due in part to a decrease in the estimated cost of providing our warranty services as a result of our change in third-party service providers.

Cash Flows from Investing Activities

Cash flows from investing activities primarily relate to capital expenditures to support our growth and investments of our available cash balances.

Net cash used in investing activities was $1.6 million in the first six months of 2008 and $8.1 million in the first six months of fiscal 2007. The $6.5 million decrease in net cash used in investing activities from the first six months of fiscal 2007 to the first six months of fiscal 2008 was primarily attributable to an increase in the sale and maturity of short-term investments.

Net cash used in investing activities was $15.3 million in fiscal 2007. Net cash provided from investing activities was $6.3 million in fiscal 2006. Net cash used in investing activities was $9.4 million in fiscal 2005. The increase in net cash used in investing activities from fiscal 2006 to fiscal 2007 was primarily attributable to the investment of available cash in higher yielding, short-term investments and the purchase of property and equipment, which included InServ Storage Servers for our own use and accompanying test and development equipment. The decrease in net cash used in investing activities from fiscal 2005 to fiscal 2006 was primarily attributable to the sale and maturity of short-term investments.

We expect that in fiscal 2008 we will continue to purchase InServ Storage Servers for our own use and accompanying test and development equipment to support our research and development efforts. We also expect to incur capital expenses related to leasehold improvements.

Cash Flows from Financing Activities

Net cash provided by financing activities in the first six months of fiscal 2008 and the first six months of fiscal 2007 was $3.4 million and $1.6 million, respectively. The increase in net cash provided by financing activities consisted principally of proceeds from borrowings under our revolving line of credit.

Net cash provided by financing activities was $4.5 million and $31.6 million in fiscal 2007 and 2006, respectively. Net cash used by financing activities was $0.8 million in fiscal 2005. The increase in net cash provided by financing activities in fiscal 2006 was primarily attributable to the issuance of preferred stock.

We believe that our existing cash balances will be sufficient to meet our anticipated capital requirements for the next 12 months. However, we may need to raise additional capital or incur additional indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, if any, the expansion of our sales and marketing and research and development activities, the timing and extent of our expansion into new geographic territories, the timing of introductions of new products and enhancements to existing products and the continuing market acceptance of our products. Although we currently are not a party to any agreement or letter of intent with respect to potential material investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Contractual Obligations

The following is a summary of our contractual obligations as of March 31, 2007:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Notes Payable	$2,462	$1,602	$860	$—	$—
Operating Lease Obligations	7,034	958	2,116	1,854	2,106
Purchase Obligations	4,210	4,210	—	—	—

Total	$13,706	$6,770	$2,976	$1,854	$2,106

Guarantees

In the ordinary course of business, we have entered into agreements with, among others, customers, resellers, system integrators and distributors that include guarantees or indemnity provisions. Based on our historical experience and information known to us as of September 30, 2007, we believe that our exposure related to these guarantees and indemnities as of September 30, 2007 was not material. In the ordinary course of business, we also enter into indemnification agreements with our officers and directors and our certificate of incorporation and bylaws include similar indemnification obligations to our officers and directors. It is not possible to determine the amount of our liability related to these indemnification agreements and obligations to our officers and directors due to the lack of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purpose.

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of Accounting Principles Board Opinion No. 20, Accounting Changes, or SFAS 154, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The adoption of SFAS 154 on April 1, 2006 did not have any effect on our financial position, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for the Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109, or FIN 48, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that we recognize in our financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of our 2008 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The adoption of FIN 48 did not result in any adjustment to our accumulated deficit as of April 1, 2007, our results of operations or our cash flows.

In September 2006, the Staff of the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. As a result of SFAS 157 there is now a common definition of fair value to be used throughout GAAP. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. We are required to adopt SFAS 157 effective April 1, 2008. We do not believe the adoption of SFAS 157 will have a material effect on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115, or SFAS 159. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this new standard will have a material effect on our financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Risk

Most of our sales contracts have been denominated in United States dollars, and therefore, our revenue historically has not been subject to foreign currency risk. As we expand our international sales, we expect that an increasing portion of our revenue could be denominated in foreign currencies. As a result, our cash and cash equivalents and operating results could be increasingly affected by changes in exchange rates. Our international sales and marketing operations incur expense that is denominated in foreign currencies. This expense could be materially affected by currency fluctuations. Our exposures are to fluctuations in exchange rates for the United States Dollar versus the British Pound, the Euro, the Swiss Franc, the Japanese Yen and, to a lesser extent, the Korean Won and the

Chinese Yuan. Changes in currency exchange rates could adversely affect our consolidated operating results or financial position. Additionally, our international sales and marketing operations maintain cash balances denominated in foreign currencies. In order to decrease the inherent risk associated with translation of foreign cash balances into our reporting currency, we have not maintained excess cash balances in foreign currencies. We have not hedged our exposure to changes in foreign currency exchange rates because expenses in foreign currencies have been insignificant to date, and exchange rate fluctuations have had little impact on our operating results and cash flows.

Interest Rate Risk

We had cash, cash equivalents and short-term investments totaling $29.7 million, $34.7 million and $37.3 million at September 30, 2007, March 31, 2007 and March 31, 2006. These amounts were invested primarily in money market funds, short-term United States Treasury obligations and commercial paper. The unrestricted cash, cash equivalents and short-term investments are held for working capital purposes. We do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value as a result of changes in interest rates due to the short term nature of our cash equivalents and short-term investments. Declines in interest rates, however, would reduce future investment income.

At September 30, 2007, we had borrowed $9.8 million under our revolving line of credit, which bears interest based on the prime rate plus applicable margins, which were fixed at the time of funding. At September 30, 2007, we had $1.7 million in outstanding principal under our subordinated term loan agreement, which bears interest at the three year Treasury Note rate plus applicable margins, which were fixed at the time of advance. Because of the fixed nature of our interest payments on these outstanding balances, we do not have rising interest rate exposure to our existing obligations. However, we could be exposed to increased interest rate risk if we make new borrowings under our revolving line of credit.

BUSINESS

Overview

We are the leading global provider of utility storage solutions for large to medium enterprises, business-oriented service providers, consumer-oriented Internet/Web 2.0 companies and government entities. Utility storage is a segment of the larger, global market for Fibre Channel and iSCSI open storage area networks, or SANs, a market in which we compete with larger, more established companies. Our utility storage products offer simple, efficient and massively scalable tiered storage arrays designed to be a key building block for utility computing. Utility computing is an emerging IT architecture that virtualizes key IT infrastructure elements, primarily application servers and storage arrays, to create shared infrastructures for workload consolidation that can enable services to be delivered more rapidly, flexibly, reliably and economically. Virtualization presents a logical view of resources that is independent of the actual underlying physical assets. Utility computing aims to capture key advantages of both mainframe computing and client/server, or distributed computing, which utility storage helps enable by reducing complexity and inefficiency in the storage infrastructure.

We believe that our utility storage solution dramatically enhances the economics and performance of storage. Our utility storage solution is designed to provision storage services more rapidly than alternative approaches, reduce administrative costs, improve server and storage utilization, lower power and cooling requirements and scale efficiently to support the continuous growth of data.

We deliver our utility storage solution through our InServ Storage Server arrays, all of which are powered by our InForm Suite of software. IDC, a third-party market research firm, estimates in its November 2006 report “Worldwide Disk Storage Systems 2006-2010 Forecast Update: Steady as She Goes” that the global market for Fibre Channel and SANs will be approximately $11.7 billion in 2007. We compete in segments of this market that IDC estimates will be approximately $8.5 billion in 2007.

We began operations in May 1999 and are headquartered in Fremont, California. We began commercial shipments of our products in March 2002 and have shipped over 400 systems to more than 200 end customers, including Credit Suisse Group, Department of Justice (FBI), Dow Jones & Company, Inc., MySpace.com, Omniture, Inc., Priceline.com, SAVVIS, Inc., TransUnion LLC, United States Census Bureau, USinternetworking, Inc. (an AT&T company), Verizon Business and the Virginia Information Technologies Agency.

Industry Background

Organizations that generate and retain large amounts of data use enterprise level storage systems for storing, protecting and recovering electronic information in the form of digital data. Efficient and accurate access to data can be critical to the success of an organization and can be a key competitive differentiator.

Data Growth and Increasing Regulatory Compliance

The increasing reliance on business-critical enterprise applications such as e-mail, relational databases, enterprise resource planning, customer relationship management and workgroup collaboration tools, as well as digital content for Internet services, online video and digital imaging, is resulting in the rapid growth of data across all enterprises and geographies. We believe the management and protection of this data throughout its lifecycle, from creation to archiving, is becoming a significant component of organizations’ IT budgets. In addition, global compliance initiatives and government regulations, such as those issued under the Sarbanes-Oxley Act of 2002, or Sarbanes- Oxley, and the Health Insurance Portability and Accountability Act, as well as company-specific policies requiring data preservation, are contributing to the growing volumes of data that must be retained and managed for long periods of time or indefinitely.

Computing Architecture Transitions Create a Need for New Storage Architectures

The first storage technology used with general computing was based on directly attached disk drives. This computing paradigm evolved into mainframe computing with the development of mainframes by IBM, and other vendors using the MVS operating system. The first advanced storage systems were optimized building blocks designed to be attached to these mainframes. These storage systems, which became known as monolithic storage arrays, provide mainframe-specific storage features, such as large caches, as well as redundant disk protection, but at a significant up-front capital cost.

In the 1990s, distributed computing emerged as the predominant IT architecture. This approach uses open systems servers based on UNIX, Windows and Linux. As distributed computing emerged, monolithic storage arrays were modified to work in these new environments. In addition, a new design of storage array arose comprised of pairs of data storage engines, or controller nodes. This new design came to be known as modular storage arrays. Modular storage arrays, which were designed specifically for distributed computing, emerged as the predominant way to store and manage data. Modular storage arrays were designed to be more affordable than monolithic storage arrays but were not equipped as well as monolithic storage arrays to handle the scalability requirements needed in rapidly growing data environments. The emergence of modular storage accelerated the development of networked storage in the form of both SANs and network attached storage, or NAS. SAN and NAS approaches can lead to many individual storage silos, which increases data center complexity. This growing number of storage silos required incremental networking equipment, such as switches and appliances, which in turn required management of more storage and networking resources and placed an additional strain on IT personnel and increased administrative costs.

Management and protection of data across an enterprise has been increasingly viewed as a mission-critical task. However, monolithic and modular storage arrays are increasingly challenged by the rapid rate of data growth and the need for regulatory data retention.

The Need for Virtualization and Utility Computing

Organizations face significant and increasing challenges in the current computing environment. Key challenges to distributed computing include:

•	suboptimal system utilization;

•	excessive power consumption;

•	implementation complexity; and

•	difficulty in keeping up with the demand for IT agility and responsiveness to address changing business requirements at an economic cost that appropriately matches business needs.

As a result, a new IT architecture called utility computing is emerging that leverages technologies that include virtualization, automation and clustering, which is the ability to aggregate processing capacity from a number of individual processing elements operating independently or in concert. Gartner, Inc., an information technology research and advisory company, states in its August 2006 report “Magic Quadrant for North American Web Hosting, 2006” that utility computing offerings are the most significant innovations taking place in the Web-hosting services industry. Virtualization, automation and clustering work together in a utility computing architecture to create shared infrastructures for flexible workload consolidation. By employing these new technologies, we believe that organizations are able to significantly improve their computing environment with higher server and storage utilization, better data management and more predictable administrative costs. We believe that utility computing therefore enables customers to respond more quickly to business requirements while lowering the total lifetime cost of ownership. The table below illustrates historical computing and storage architecture transitions.

The Need for New Building Blocks for Utility Computing, Including Utility Storage

New generations of server and storage building blocks are emerging to optimize the deployment of utility computing such as server virtualization technologies. These new server technologies have created their own challenges within storage environments. These challenges include:

•	storage performance bottlenecks from using server virtualization to combine a greater number of applications on individual servers; and

•	a requirement for higher capacity upfront storage deployments, which are oftentimes suboptimally utilized.

We believe that the traditional categories of storage systems—monolithic and modular arrays—are not adequately equipped to meet these challenges because they typically:

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require the dedication of significant administrative resources associated with planning, configuration management, provisioning, performance tuning, service level optimization and ongoing change management. These tasks inhibit the speed and agility with which IT departments can respond to changing business needs and increase operating expenditures associated with additional personnel, training and professional services fees. According to The 451 Group, a technology research company, the ongoing management and support costs associated with traditional enterprise storage systems are often more than two times the initial capital expenditure associated with the procurement of these systems;

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use a dedicate-on-allocation approach to storage provisioning. This approach requires customers to purchase and pre-dedicate large quantities of storage capacity to applications and servers significantly ahead of when data is actually written. According to data published by GlassHouse Technologies, Inc., an independent IT consulting firm, storage utilization rates have been estimated at an average of 25%. This low utilization increases customers’ capital expenditures, as well as operating expenditures associated with power, cooling and floor space consumption; and

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create greater data center complexity through the proliferation of storage silos to address scalability requirements. In many cases, these silos require additional networking equipment and, due to this increased complexity, additional management software and appliances. This results in further costs, risks to service levels and increased administrative overhead.

In addition to these challenges, IT administrators need to accommodate the evolution towards IT architectures that can more quickly align and respond to changing business requirements, which are commonly referred to as Service Oriented Architectures, or SOA. We believe that organizations are increasingly interested in purchasing enterprise IT as a utility service because the variable cost basis more closely ties with their business needs and performance. Service providers, including those using Software as a Service, or SaaS, models, are emerging to fulfill this need for enterprises. We believe that utility computing will serve as the core IT infrastructure foundation for both the implementation of SOA in enterprise data centers and the delivery of enterprise IT, whether accomplished internally or through service providers.

We believe that the successful deployment of utility computing requires new architectural building blocks for storage provisioning. Using similar technologies to those used to create the new server building blocks for utility computing, we have designed and delivered a storage building block, which we call utility storage, that we believe is optimized for utility computing.

Our Solution

Our utility storage solution delivers simple, efficient and massively scalable tiered storage to our customers. Tiered storage enables users to store data of varying business values on different classes of disk drives to reduce overall storage cost and provide varying levels of service in a single system. We believe that our utility storage products dramatically enhance the economics and performance of storage by provisioning storage services more rapidly than alternative approaches, reducing administrative costs, improving server and storage utilization, lowering power and cooling requirements and scaling efficiently to support the continuous growth of data. We have designed our solution to overcome the limitations of both monolithic and modular storage arrays.

Our utility storage solution is designed to provide significant advantages to our customers, including:

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Simplicity.    Rapid and self-executing, or autonomic, provisioning of storage volumes of varied service levels and size can be achieved in just a few seconds, as compared to minutes, hours or days with monolithic and modular approaches, and without equivalent pre-planning or configuration. Our software autonomically load balances data on physical disks to optimize application performance. We refer to this as dynamic optimization. These benefits are recognized in initial deployments as well as subsequent storage planning, provisioning and ongoing management. In addition, our Dynamic Optimization software enables IT administrators to define desired service levels to allow users to provision capacity and manage data lifecycle management policies simply. Our software is designed to reduce training requirements and simplify cross-platform interoperability for remote backup and replication.

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Efficiency.    Our software allows our customers to significantly improve their utilization of physical storage capacity by minimizing the use of pre-allocated, unused storage capacity that is common in traditional monolithic and modular storage provisioning methodologies. Our Thin Provisioning software allows an application to be allocated the virtual storage capacity it requires, without having to dedicate all of the associated physical capacity up front. The technology underlying thin provisioning uses a dedicate-on-write approach that differs from the traditional dedicate-on-allocation approach employed by monolithic and modular storage provisioning methodologies. Our Thin Provisioning software dedicates storage capacity to a unit of storage allocation, or volume, only when an application actually writes data to it. As a result, each storage volume is driven towards full utilization. Our software also allows new applications to be implemented immediately using virtual capacity.

The graphic below illustrates how our Thin Provisioning software dedicates storage capacity. Traditional storage provisioning methodologies, such as those commonly used by monolithic and modular storage arrays, require the allocation and purchase of physical storage capacity up front even when an application only requires a fraction of this capacity to store actual written data. However, our thin provisioning methodology does not require the allocation of this volume-specific storage capacity up front. Instead, applications are able to draw upon a shared storage pool when those applications require additional physical storage capacity to write data to their volumes. As this shared pool is consumed, additional shared storage can be purchased as needed, thereby minimizing premature use of capital for storage.

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Scalability.    Our InServ Storage Server products can support up to 384 terabytes of storage in a single tightly clustered system. This storage capacity can be mixed between various types of enterprise-class and nearline disk drives to meet the differing needs of a variety of applications supported on a single system. Our clustered controller architecture is designed to enable non-disruptive scalability within a single, tiered storage system as customer storage needs change over time, without requiring a high initial cost of ownership. Our systems allow Fibre Channel and iSCSI host connectivity concurrently, which permits the consolidation of a wide variety of applications and servers. In addition, through our alliances with NAS gateway vendors, we are able to offer open, unified storage solutions for overall storage consolidation. Capacity can be purchased incrementally or on an as-needed basis, enabling customers to pay only for what they need when they need it.

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Availability.    Our clustered controller architecture allows our utility storage solutions to be configured to target demands for high availability. The architecture has been designed to tolerate component failures in hardware, including individual controller nodes, without servers losing access to storage volumes. We offer sophisticated, remote replication software to protect customers from single-system and site failures over both short and long geographic distances. Flexible copy-on-write snapshot technology, which captures only changes in written data, integrated with leading databases and backup software, is designed to allow rapid application recovery. This combination of features is designed to allow customers to maintain data availability, minimize the impact to customers of component failures and allow faster recovery if application failures require rapid retrieval of previous copies of data.

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Faster Storage Provisioning.    We believe that our storage solution provides our customers with greater business agility, allowing our customers to provision storage more quickly for new applications and projects. Faster storage provisioning enables our customers to realize benefits and address new business opportunities more rapidly than with monolithic and modular storage arrays, which often take days or weeks to configure and provision.

Our Strategy

Our mission is to provide storage solutions that are simple and efficient. Key elements of our strategy include:

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Promoting the Benefits and Adoption of Utility Storage.    We believe that the market for utility computing is in its early stages and developing strong momentum. We intend to increase market awareness of the benefits of utility storage by targeting organizations that can benefit from server virtualization and other aspects of utility computing. We believe that when compared to monolithic and modular storage solutions, our utility storage products enhance service delivery and storage economics by offering higher performance at a lower total cost of ownership.

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Building Substantial Repeat Business with Existing Customers.    We will seek to further penetrate our existing customer base as customers’ data requirements increase and as customers increasingly realize the performance and cost benefits of our utility storage solution. We intend to continue generating significant repeat business by selling easily expandable tiered storage arrays as our customers’ storage needs increase and by delivering a broad and interoperable product line suitable for a wide variety of deployments with a focus on achieving high levels of customer satisfaction. We believe that customer references have been, and will continue to be, an important factor in winning new business.

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Expanding Our Customer Base Through Direct Customer Relationships in Core Markets.    We are focused on developing relationships directly with large aggregators of storage demand using our direct sales force. Because of the importance of the data our customers and prospective customers are entrusting to our products, we believe that it is important to have a direct relationship with them. We have direct sales and customer service personnel in the United States, the United Kingdom, Germany and Japan. We plan to invest in the expansion of our direct sales force, both in the United States and internationally.

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Expanding Strategic Relationships.    We have developed strategic relationships with a variety of companies that provide servers, network infrastructure components and professional services to our target customer base. We intend to continue these relationships to provide our customers with the ability to more easily integrate our utility storage products within their existing and planned IT infrastructures, as well as to extend the range of applications for which the use of our storage solution is appropriate. In markets in which we do not have a direct presence, in addition to expanding our direct sales force, we intend to continue to engage resellers to broaden our distribution channels and develop strategic relationships to expand the distribution of our storage systems.

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Extending Our Technology Leadership Position in Utility Storage.    We intend to utilize our existing intellectual property, industry experience, internal research and development capabilities and our strategic industry relationships to extend our technology leadership in providing simple, efficient and scalable utility storage systems. Specifically, we intend to continue enhancing our InForm software suite, other software applications and our underlying clustered controller hardware architecture with greater levels of functionality, performance and availability.

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Offering the Highest Level of Customer Support.    We have developed advanced remote support capabilities that include event reporting and analysis as well as remote software maintenance. We believe that this enables us to cost-effectively deliver high levels of customer service. We intend to continue enhancing these tools in order to further differentiate our utility storage products.

Products

Our InServ Storage Server family, powered by our InForm Suite, consists of the E200, S400 and S800 models, and addresses the needs of customers ranging from small branch offices and departmental deployments to large data center locations.

InServ Storage Servers

Our storage arrays support a wide range of open systems-based servers including various implementations of UNIX, Windows and Linux. Our storage servers are modular in design to enable our customers to add capacity and increase performance in a cost-efficient manner.

The following table outlines the features of each of our InServ Storage Servers:

Model	E200	S400	S800
Deployment Profile	Departmental or remote office consolidation	Enterprise storage consolidation	Large enterprises and service providers

Controller Nodes	2	2 – 4	2 – 8

Disk Drives	16 – 128	16 – 640	16 – 1,280

Maximum Capacity	96 Terabytes	300 Terabytes	600 Terabytes

InForm Suite

The 3PAR InForm Suite is our proprietary software platform that provides the core intelligence for each of our InServ Storage Servers. Our InForm Suite, which includes our operating system software and other software products, is designed to enable the management and protection of data across a global IT environment simply and economically. Our InForm Suite is comprised of the following elements:

•	3PAR InForm OS. InForm OS is our core operating system that utilizes advanced internal virtualization capabilities within a massively scalable tiered storage array.

•	3PAR Rapid Provisioning. Rapid Provisioning provides built-in autonomic and load-balanced provisioning.

•	3PAR Full Copy. Full Copy offers flexible point-in-time cloning of storage volumes. It is built on thin copy technology and can clone both traditional and thin provisioned volumes.

•	3PAR Access Guard. Access Guard provides volume access security at the logical or physical level, or both.

Optional Software Applications

We also provide our customers with a number of optional software applications, which we sell under perpetual license agreements and which customers may purchase with or after the initial system sale, including:

•	3PAR Thin Provisioning. Thin Provisioning improves storage utilization by reducing the need to over-allocate physical storage capacity by application. The software enables IT departments to over-allocate logical storage capacity while only utilizing physical storage capacity on an as-needed basis.

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3PAR Dynamic Optimization.    Dynamic Optimization enables users to modify service levels across all stages of the disk-based lifecycle online and non-disruptively. With a single command, customers can increase service levels during peak demand and subsequently return to standard levels on demand.

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3PAR Virtual Copy.    Virtual Copy provides instant copy-on-write snapshots of data with no impact to applications. Virtual Copy uses thin copy technology that consumes minimal physical capacity by referring to existing data rather than duplicating it.

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3PAR Recovery Manager for Microsoft Exchange, Microsoft SQL Server and Oracle.    Recovery Manager creates and manages snapshots and allows users to quickly restore application data and files from disks. Recovery Manager integrates Virtual Copy with Microsoft Exchange and Microsoft SQL Server as well as Oracle databases to allow consistent snapshots and integrated backup.

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3PAR Remote Copy.    Remote Copy enables users to copy data from one InServ Storage Server to another in a remote location to maintain data availability for business continuity. Remote Copy is based on thin copy technology so it can replicate both traditional and thin provisioned volumes. Remote Copy offers both synchronous and periodic asynchronous remote replication over short and long geographic distances.

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3PAR System Reporter.    System Reporter is a web-based performance and data capacity management tool. System Reporter collects and analyzes historical system data from one or more InServ Storage Servers that can then be used for troubleshooting, consolidated monitoring and service level agreement reporting.

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3PAR System Tuner.    System Tuner automatically analyzes data on InServ Storage Servers to identify underperforming groupings of data. System Tuner targets underperforming groupings of data and non-disruptively relocates the data to help maintain optimal system performance.

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3PAR Multipath I/O for IBM AIX and Microsoft Windows.    Multipath I/O provides for path redundancy and helps to eliminate information bottlenecks, allowing data to be intelligently routed through multiple system paths between the host server and storage subsystem. Multipath I/O provides users with greater data availability and more efficient load balancing of data.

Technology

Our utility storage solution features an integrated system of software and hardware, enabled by our advanced InSpire architecture. Our InSpire architecture delivers a simple, tiered storage array for open systems. Central to the design is a high-bandwidth, low-latency backplane that unifies cost-effective, modular and expandable components into a highly available, fully and autonomically load-balanced cluster.

InServ Storage Servers

Our clustered InSpire architecture offers customers an alternative to the higher initial cost of ownership and scaling complexity typically associated with monolithic and modular array architectures, respectively. Customers can start small and affordably—with as few as two controller nodes—yet scale massively and non-disruptively within a single, fully tiered system. The core hardware elements of our InSpire architecture include the 3PAR ASIC, a full mesh backplane, storage controller nodes, host bus adaptors for server and disk connectivity, drive chassis, drive magazines and disk drives. All active hardware components can be configured redundantly within the system.

Our InServ Storage Server products utilize a cluster-based approach and feature a full mesh backplane that connects all storage controller nodes over low-latency, high-bandwidth links to form an active cluster. The low-latency, high-bandwidth interconnect means that all workloads are distributed and shared across all system resources in a massively parallel fashion. This is designed to deliver high and predictable levels of performance for all workloads—even under failure conditions—as well as high utilization of purchased resources.

This combination of nodes and backplane forms our proprietary data movement engine that delivers performance and connectivity within the InServ Storage Server products. Each controller node contains several components, including one or more processors, separate control and data cache and our custom-designed ASIC. Unlike traditional designs that process commands and move data using the same processor, the 3PAR node design separates control command processing and data movement. Control command processing is managed by the on-board processors and dedicated control cache, while all data movement is executed by 3PAR’s ASIC and dedicated data cache. We believe that this innovative design eliminates the performance bottlenecks of traditional storage systems when serving competing workloads such as online transaction processing and data warehousing simultaneously from a single processor complex.

Our InServ Storage Servers represent the first storage arrays to apply a full-mesh interconnect to reduce latencies and address scalability requirements. Our proprietary backplane on each of our InServ Storage Servers is a passive circuit board that contains connectors for our controller nodes. These connectors and associated paths on the backplane form a full-mesh connected network between the controller nodes. The availability of a low-latency, high-bandwidth backplane enabled us to develop an advanced volume management function that was both clustered and distributed across all available controller nodes. This enables the delivery of a cost-effective, cache-coherent architecture that permits a specific volume to be actively accessed through any number of controller nodes configured within a single system, delivering performance scalability and highly available access to data. The entire clustered storage architecture is managed as a single entity.

InForm Suite

The 3PAR InForm Suite provides the core intelligence and software for our InServ Storage Servers. At the heart of our InForm Suite is the 3PAR InForm OS, the operating system software that provides internal storage virtualization and volume management.

The 3PAR InForm OS employs a three-level mapping methodology similar to the virtual memory architectures of high-end enterprise operating systems. The first level of mapping virtualizes physical disk drives of any size into a pool of small uniform-sized data segments, or chunklets, and manages the dual paths between each chunklet and disk drive. We believe that the fine-grained nature of this mapping methodology, utilizing chunklets, significantly reduces under-utilization of storage assets. The second level of mapping associates chunklets with logical disks. This association allows logical devices to be created with template properties based upon RAID, or redundant array of independent disks, characteristics and the physical location of chunklets across the system. Logical disks can be tailored to meet a variety of cost, capacity, performance and availability characteristics, depending upon the quality of service required. The third level of mapping associates virtual volumes with all or portions of an underlying logical disk or of multiple logical disks. Virtual volumes are the capacity representations exported to hosts and applications. As a result of this approach, a very small portion of a virtual volume associated with a particular logical disk can be quickly and non-disruptively migrated to a different logical disk for performance or other policy-based reasons.

The underlying fine-grain virtualization of our mapping methodology allows us to support both dedicate-on-write and copy-on-write capabilities that are the foundation of our thin provisioning and thin copy technologies, respectively. Thin provisioning utilizes a shared storage pool from which applications are dedicated storage capacity only when these applications actually write data. Our thin technologies enable higher storage utilization rates than their traditional fat equivalents. Our thin copy technologies include the ability to make readable and writeable snapshots, thin clone copies and thin-provisioning-aware remote data replication.

We have integrated our thin copy snapshot technology—Virtual Copy—with a variety of applications including Microsoft Exchange, Microsoft SQL Server and Oracle databases. This integration is designed to ensure that snapshots taken of data stores are consistent, enable integration with back-up products and facilitate rapid application recovery. Hundreds of copy-on-write snapshots of a single volume may be taken over consecutive periods to deliver a near-Continuous Data Protection, or CDP, facility with many recovery points.

Alliances

We have developed alliances with a variety of companies that provide servers, operating systems, host bus adaptors, SAN Fabric components, NAS gateways, clustered file systems, databases, applications, networking infrastructure, appliances and professional services. The structure of these alliances varies but includes joint agreements that cover interoperability testing and certification, cooperative support (either direct agreements or through TSAnet, an industry consortium for collaborative support) and cooperative development, marketing and sales. We leverage these alliances to provide our customers with the ability to more easily integrate our utility storage within their existing and planned IT infrastructures, as well as extending the range of applications for which the use of our InServ Storage Servers is appropriate.

We have alliances with companies that include Acopia Networks Inc., Brocade Communication Systems, Inc., Cisco Systems, Inc., Egenera, Inc., Emulex Corporation, FalconStor Software, Inc., Hewlett-Packard Company, or HP, IBM, IBRIX Inc., Incipient, Inc., Microsoft Corporation, Network Appliance, Inc., or NetApp, Novell Inc., ONStor, Inc., Oracle Corporation, QLogic Corp., Red Hat, Inc., Riverbed Technology, Inc., Sun Microsystems, Inc., or Sun, Symantec Corporation and VMware, Inc.

Customers

As of September 30, 2007, we had sold our utility storage systems to over 200 end customers. Our customers include large to medium enterprises, business-oriented service providers, consumer-oriented Internet/Web 2.0 companies and government entities.

Large to Medium Enterprises	Business-Oriented Service Providers	Consumer-Oriented Internet/Web 2.0 Companies	Government Entities
Credit Suisse Group	SAVVIS, Inc.	MySpace.com	Department of Justice (FBI)

Dow Jones & Company, Inc.	USinternetworking, Inc. (an AT&T company)	Omniture, Inc.	United States Census Bureau

TransUnion LLC	Verizon Business	Priceline.com	Virginia Information Technologies Agency

In our fiscal year ended March 31, 2007, no customer represented more than 10% of our revenue. In our fiscal year ended March 31, 2006, IBM and MySpace.com represented 11% and 10% of our revenue, respectively. In our fiscal year ended March 31, 2005, Net One Systems Co., Ltd. and SAVVIS, Inc. each represented 12% of our revenue. The loss of any of these customers could have a material adverse effect on our results of operations and cash flows. In fiscal 2007, we derived 90% of our revenue from shipments to customers locations within the United States. See Note 12 to the Consolidated Financial Statements for a summary of revenue by geographic area.

Large to Medium Enterprises

Across the spectrum of large to medium enterprises, there are IT organizations that have transformed, or are in the process of transforming themselves, into internal service bureaus that leverage shared, virtualized infrastructures for open systems-based workload consolidation and flexible resource allocation. This customer category includes companies such as Credit Suisse Group, Dow Jones & Company, Inc. and TransUnion LLC.

Business-Oriented Service Providers

Our businesses-oriented service provider customer category includes companies with a business-to-business focus, including infrastructure and application hosting providers, SaaS providers and business transaction and business information service providers. These customers include SAVVIS, Inc., USinternetworking, Inc. (an AT&T company) and Verizon Business.

Consumer-Oriented Internet/Web 2.0 Companies

Our consumer-oriented Internet/Web 2.0 customer category includes companies with a business-to-consumer focus. These include Web 2.0, social networking companies and other primarily Internet-based businesses serving the needs of a large number of consumers. These customers include MySpace.com, Omniture, Inc. and Priceline.com.

Government Entities

Our government end customers include the Department of Justice (FBI), United States Census Bureau and the Virginia Information Technologies Agency. Orders placed with our resellers by government end customers may generally be terminated unilaterally by the government end customer or may be subject to additional conditions not typically found in our other end customer contracts. During fiscal 2007, approximately 7% of our revenue resulted from sales by our resellers to government end customers.

Sales and Marketing

We market and sell our products and support services primarily through our direct sales force but also use indirect resellers. Our sales and marketing team consisted of 129 employees as of September 30, 2007.

Direct Sales

Our direct sales team, with assistance from our marketing team, sells directly to large enterprises worldwide. We maintain sales offices in the United States, the United Kingdom, Germany and Japan.

Indirect Sales

Our indirect resellers primarily sell to United States government accounts, as well as in limited situations in our United States commercial business and in non-English speaking countries where we do not have a significant direct sales presence.

Marketing and Product Management

In addition to building brand awareness and broadly marketing our products, our marketing team actively supports our sales process and team. Our marketing activities include lead generation, tele- sales, advertising, website operations, direct marketing and public relations, as well as participation at technology conferences and trade shows.

Customer Services

We offer different maintenance support programs depending upon the needs of our customers’ deployments. Our customer service and support programs involve hardware support, software support and software upgrades on a when-and-if available basis for our InForm Suite and other software applications. Our customer services department includes support personnel located in California, the United Kingdom, Belgium and Japan, who are available to respond 24 hours a day, every day of the year. We extend our support capabilities by qualifying and training resellers that can provide service and support to end customers in locations in which we do not provide direct support. We provide on-going support to our resellers through backline support maintenance programs.

Research and Development

Continued investment in research and development is critical to our business. Because our utility storage solution is an integrated system of hardware and software, our research and development organization contains both hardware and software engineers. We employ ASIC and storage systems engineers in the design, development, test and certification of our storage systems. We also employ software engineers in the design, development and test of our InForm Suite. As of September 30, 2007, our research and development team consisted of 137 employees primarily located in Fremont, California. In June 2007, we opened a software development office in Belfast, Northern Ireland. We test and certify our platforms against a variety of third-party servers, operating systems, drivers, gateways, host bus adaptors and SAN fabric components. We plan to continue to dedicate significant resources to these continued research and development efforts. Further, as we continue to expand internationally, we may incur additional costs to conform our products to comply with local laws and local product specifications.

Research and development expense totaled $15.2 million for fiscal 2005, $18.5 million for fiscal 2006, $24.5 million for fiscal 2007 and $5.0 million and $16.7 million for the first six months of fiscal 2007 and 2008, respectively.

Backlog

We do not believe that our backlog at any particular time is meaningful because it is not necessarily indicative of future revenue. In particular, a substantial number of our purchase orders do not include a shipment date, and shipments to customers may be delayed for substantial periods based on the customer’s specific needs.

Key Supply Relationships

We rely on a number of key suppliers in the manufacture and assembly of our products. These suppliers include Xyratex Technology Limited, or Xyratex, and Hitachi Global Storage Technologies, from which we acquire our disk drives; Power-One, Inc., our supplier of power systems; and Renesas Technology Corp., our supplier of application-specific integrated circuits, or ASICs, which are a component of our processor nodes. In addition, we rely on Flash Electronics, Inc. and Xyratex as contract manufacturers of our disk chassis.

Competition

The market for storage infrastructure is competitive and continually evolving. We compete against vendors in the data storage market that provide mid-range and high-end storage array solutions. We expect competition to persist and intensify. Our main competitors that provide monolithic storage arrays include EMC Corporation, or EMC, Hitachi Data Systems Corporation, or Hitachi, and IBM and

their respective resellers and original equipment manufacturers, or OEMs. Our main competitors that provide modular storage arrays include EMC, HP, NetApp, Hitachi, IBM, Sun and Dell Inc. as well as their respective resellers and OEMs. As the storage market opportunity grows, we expect competition from emerging private companies and networking and telecommunications equipment suppliers that increasingly compete with our product offerings.

Many of our current and potential competitors may have significantly greater financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their products. Our competitors may have more extensive customer bases and broader customer relationships than we do, including long-standing relationships with our current or potential customers. In addition, these companies may have longer operating histories and greater name recognition than we do. Our competitors may be in a stronger position to respond quickly to new technologies and may be able to market and sell their products more effectively. Moreover, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively.

We believe that the principal factors on which we compete are the ease of use and the scalability of our products, the total cost of ownership of our utility storage solution and the quality of our customer service and support. The product features that we emphasize from a competitive perspective are our ability to:

•	deliver rapid and autonomic provisioning of storage volumes;

•	autonomically load balance data on physical disks;

•	minimize the use of pre-allocated, unused storage capacity;

•	efficiently allocate an application the virtual storage capacity it requires;

•	scale non-disruptively within a single, tiered storage system; and

•	configure our utility storage solutions to target demands for high availability.

Intellectual Property and Proprietary Rights

We rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We have been issued 22 United States patents, which expire between 2020 and 2024. In addition, we have 19 United States utility patent applications pending, as well as counterparts pending in other jurisdictions around the world. Our registered trademarks in the United States are the “3” design logo, “3PAR,” “InServ,” “InForm,” “InSpire” and “Serving Information.” In Europe, “InServ,” “InSpire,” and the “3” design logo are registered Community Trade Marks, and an application is pending for registration of the “3PAR” mark. In Japan, the “3” design logo, “3PAR,” “InServ” and “InSpire” are registered trademarks. If not renewed, our trademarks expire between 2012 and 2016.

In addition to the protections described above, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and resellers, and our software is protected by United States and international copyright laws.

We may not receive competitive advantages from the rights granted under our patents and other intellectual property rights. Our competitors may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around the patents we own or license. Our existing and future patents may be circumvented, blocked, licensed to others or challenged as to inventorship, ownership, scope, validity or enforceability. It is possible that literature we may be advised of by third parties in the future could negatively affect the scope or enforceability of either our present or future patents. Furthermore, our pending and future patent applications may not issue with the scope of claims sought by us, if at all, or the scope of claims we are seeking may not be sufficiently broad to protect our proprietary technologies. Moreover, we have adopted a strategy of seeking limited patent protection with respect to the technologies used in or relating to our products. If our products, patents or patent applications are found to conflict with any patents held by third parties, we could be prevented from selling our products, our patents may be declared invalid or our patent applications may be denied. In foreign countries, our intellectual property rights may be substantially limited or entirely denied due to differences in applicable intellectual property laws or due to our inability to effectively enforce our rights under laws, or due to certain facts that are currently unforeseen or unforeseeable. We may be required to initiate litigation in order to enforce any patents issued to us, or to determine the scope or validity of a third-party’s patent or other proprietary rights. Third parties could claim that our products or technology infringe their proprietary rights. We have in the past and may in the future be contacted by third parties suggesting that we seek a license to intellectual property rights that they may believe we are infringing. In addition, in the future, we may be subject to lawsuits by third parties seeking to enforce their own intellectual property rights, as described in “Risk Factors—Risks Related to Our Business and Industry—Claims by other parties that we infringe their proprietary rights could harm our business.”

We license our software pursuant to agreements that impose restrictions on customers’ ability to use the software, such as prohibiting reverse engineering and limiting the use of copies. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute nondisclosure and assignment of intellectual property agreements and by restricting access to our source code. Other parties may not comply with the terms of their agreements with us, and we may not be able to enforce our rights adequately against these parties.

Employees

As of September 30, 2007, we had 370 employees consisting of 137 employees in research and development, 129 employees in sales and marketing, 38 employees in general and administration and 66 employees in customer services and operations. A total of 35 of these employees were located outside of the United States. In addition, we had 18 full-time independent contractors. None of our employees are represented by labor unions or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our employee relations to be good.

Facilities

We lease approximately 180,000 square feet of office space in Fremont, California pursuant to leases that expire in 2010 and 2014. We also maintain domestic sales offices in New York, Maryland and Texas, and international sales offices in the United Kingdom, Germany and Japan. We lease office space for research and development in Northern Ireland and Washington. We believe that our facilities are suitable and adequate to meet our current needs. We intend to add new facilities or expand existing facilities as we add employees, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.

Legal Proceedings

We are not currently a party to any material litigation, and we are not aware of any pending or threatened litigation against us that we believe would adversely affect our business, operating results, financial condition or cash flows. The software and storage infrastructure industries are characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. As a result, in the future, we may be involved in various legal proceedings from time to time.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors, and their ages and positions as of September 30, 2007, are set forth below:

Name	Age	Position
David C. Scott	45	President, Chief Executive Officer and Director
Adriel G. Lares	35	Vice President of Finance and Chief Financial Officer
Jeffrey A. Price	47	Vice President of Engineering, Co-Founder and Director
Ashok Singhal	47	Chief Technical Officer and Co-Founder
James L. Dawson	45	Vice President of Worldwide Sales
Paul L. Harvey	55	Vice President of Customer Services
Craig S. Nunes	45	Vice President of Marketing
Stephen F. Crimi	47	Vice President of Business Development and Alliances
Randall T. Gast	45	Vice President of Corporate Operations
Alastair A. Short	51	Vice President, General Counsel and Secretary
Jeannette Robinson	56	Vice President of Human Resources
Kevin Fong(1)(2)	53	Non-Executive Chairman of the Board
Mark A. Jung(2)	46	Director
Christopher B. Paisley(2)(3)	55	Director
Michael J. Sheridan(3)(4)	43	Director
Mark A. Siegel(1)(3)	39	Director
James Wei(1)(3)	40	Director

(1)	Member of the compensation committee
(2)	Member of the nominating and governance committee
(3)	Member of the audit committee
(4)	Mr. Sheridan became a member of our board of directors in September 2007.

David C. Scott has served as our president and chief executive officer since January 2001. From October 1991 to January 2001, Mr. Scott held various management positions at Hewlett-Packard Company, a computing technology solutions and services company, most recently as the general manager of the XP enterprise storage business in its Network Storage Solutions organization. Mr. Scott holds a B.S. degree in Computer Science and Mathematics from Bristol University in the United Kingdom.

Adriel G. Lares has served as our chief financial officer since January 2005. From March 2004 to January 2005, Mr. Lares served as our treasurer, and from March 2001 to March 2004, he served as our director of finance. From January 1999 to March 2001, Mr. Lares served as the chief financial officer of Techfuel Inc., a reseller of computer storage products. From February 1996 to December 1998, Mr. Lares was an investment banking analyst in the technology practice at Morgan Stanley, a financial services firm. From June 1994 to January 1996, Mr. Lares served as a treasury analyst at The Walt Disney Company, a diversified worldwide entertainment company. Mr. Lares holds a B.A. degree in Economics from Stanford University.

Jeffrey A. Price is one of our co-founders and has served as our vice president of engineering since May 1999 and as a member of our board of directors since May 2001. From February 1989 to April 1999, Mr. Price was a member of the architecture team at Sun Microsystems, Inc., a networking computing infrastructure solutions company, most recently as the director of systems engineering.

Ashok Singhal is one of our co-founders and has served as our chief technical officer since May 1999. From September 1990 to April 1999, Mr. Singhal was a member of the architecture team at Sun

Microsystems, Inc. where he served as the chief architect for mid-range servers from 1993 until April 1999. Mr. Singhal holds a BTech degree in Electrical Engineering from the Indian Institute of Technology, Kanpur and an M.S. and a Ph.D. in Computer Science from the University of California at Berkeley.

James L. Dawson has served as our vice president of worldwide sales since April 2004. From April 2002 to March 2004, Mr. Dawson served as vice president, strategic sales and business development for Neoscale Systems, Inc., an enterprise storage security company. From May 2000 to March 2002, Mr. Dawson served as vice president of worldwide sales for Scale Eight, Inc., a storage solutions company. From October 1987 to February 2000, Mr. Dawson served in various positions with Data General Corporation, a supplier of storage and enterprise computing solutions, most recently as vice president of EMEA and Asia Pacific for its CLARiiON Storage Division. Mr. Dawson holds a B.A. degree in Economics from Weber State College.

Paul L. Harvey has served as our vice president of customer services since December 2000. From February 1997 to November 2000, Mr. Harvey served as vice president of customer service at Livingston Enterprises, Inc. and Lucent Technologies Inc., a communications technology and services company. From 1976 to 1997, Mr. Harvey held various customer service positions, including senior director of customer services, at Amdahl Corporation, a computer manufacturing company.

Craig S. Nunes has served as our vice president of marketing since January 2005. From July 2000 to December 2004, Mr. Nunes served as our senior director of marketing. From June 1989 to July 2000, Mr. Nunes served in various positions with Hewlett-Packard Company, most recently as its director of enterprise storage marketing. Mr. Nunes holds B.S. and M.S. degrees in Petroleum Engineering from Stanford University and an M.B.A. from The Wharton School at the University of Pennsylvania.

Stephen F. Crimi has served as our vice president of business development and alliances since July 2006. From February 2005 to July 2006, Mr. Crimi served as our senior director of business development and alliances, and from October 2002 to February 2005, as our director of business development and alliances. From January 2002 to October 2002, Mr. Crimi was a principal in a management consulting company he founded. From February 2000 to December 2001, Mr. Crimi was vice president of business development and alliances at Acta Technology, Inc., a data integration vendor. Mr. Crimi holds a B.S. degree in Mechanical Engineering from Union College, an M.B.A. from the Haas School of Business at the University of California at Berkeley and an M.S. in Mechanical Engineering, also from the University of California at Berkeley.

Randall T. Gast has served as our vice president of corporate operations since May 2006. From August 2004 to April 2006, Mr. Gast served as vice president of global operations at Adaptec, Inc., an enterprise storage vendor. From October 2002 to July 2004, Mr. Gast was vice president of worldwide operations and customer support for Snap Appliance, Inc., a division of Adaptec, Inc. From September 1999 to September 2002, he served as acting vice president of worldwide operations and materials for Maxtor Corporation, a storage solution company. Mr. Gast holds a B.S. degree with a dual major in Manufacturing and Mechanical Engineering from Arizona State University.

Alastair A. Short has served as our vice president and general counsel since July 2002. From October 2001 to June 2002, Mr. Short served as vice president and general counsel of MetaTV, Inc., an interactive media software company. From April 2000 to September 2001, Mr. Short served as chief legal officer and assistant secretary for Netigy Corporation, a network infrastructure and services company. From July 1989 to March 2000, Mr. Short held various senior management positions at Hitachi Data Systems Corporation, a storage systems vendor, including executive vice president and general counsel. Mr. Short holds a Bachelor of Law Degree from the University of Warwick, England.

Jeannette Robinson has served as our vice president of human resources since March 2001. From January 1996 to February 2001, Ms. Robinson was vice president of human resources for Corsair Communications, a provider of business solutions for the wireless industry. From June 1990 to January 1996, Ms. Robinson held various human resources management positions at Cisco Systems, Inc., an Internet networking equipment and network management company. Ms. Robinson holds a B.A. degree in Sociology/Criminology and a B.S. degree in Business Administration/Marketing from San Jose State University.

Kevin Fong has served as the non-executive chairman of our board of directors since January 2007 and has been a member of our board of directors since May 1999. Since July 1990, Mr. Fong has been a managing director of Mayfield Fund, a venture capital investment firm. Mr. Fong holds a B.S. degree in Electrical Engineering from the University of California at Berkeley and an M.B.A. and an M.S. in Electrical Engineering, each from Stanford University.

Mark A. Jung has served as a member of our board of directors since January 2007. From February 2006 to November 2006, Mr. Jung served as chief operating officer of Fox Interactive Media, Inc., an Internet media company. From January 1999 to January 2006, Mr. Jung served as chief executive officer of IGN Entertainment Inc., an Internet media and services company. Mr. Jung currently serves as a member of the board of directors of Limelight Networks, Inc., a content delivery network services company. Mr. Jung holds a B.S. degree in Electrical Engineering from Princeton University and an M.B.A. from Stanford University.

Christopher B. Paisley has served as a member of our board of directors since July 2006. From January 2001 to the present, Mr. Paisley has served as the dean’s executive professor of accounting and finance at the Leavey School of Business at Santa Clara University. Mr. Paisley also serves as a member of the board of directors of Electronics for Imaging, Inc., a provider of print management solutions, Volterra Semiconductor, Inc., a provider of power management semiconductors, and Equinix, Inc., a provider of network colocation, interconnection and managed services. Mr. Paisley holds a B.A. degree in Business Economics from the University of California at Santa Barbara and an M.B.A. from the Anderson School at the University of California at Los Angeles.

Michael J. Sheridan has served as a member of our board of directors since September 2007. From September 2006 to July 2007, Mr. Sheridan served as the chief financial officer of Facebook Inc., an Internet social utility. From May 2004 to June 2006, Mr. Sheridan served as the chief financial officer of IGN Entertainment, Inc., an Internet media company. From May 1999 to December 2003, Mr. Sheridan served as an executive officer of SonicWALL, Inc., an Internet security appliance provider. During this period, Mr. Sheridan served SonicWALL in various capacities, including chief financial officer, chief operating officer and senior vice president, strategy. Mr. Sheridan holds a B.S. degree in Commerce from Santa Clara University.

Mark A. Siegel has served as a member of our board of directors since February 2004. Since September 1996, Mr. Siegel has served as managing director of Menlo Ventures, a venture capital investment firm. Mr. Siegel holds a B.S. degree in Physics from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

James Wei has served as a member of our board of directors since May 1999. Since September 1996, Mr. Wei has served as general partner and co-founder of Worldview Technology Partners, a venture capital investment firm. Mr. Wei holds a B.S. degree in Systems Design Engineering from the University of Waterloo in Ontario, Canada.

Our executive officers are appointed by our board of directors and serve until their resignation or termination or until their successors have been duly appointed and qualified. There are no family relationships among any of our directors or executive officers.

Board of Directors

Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the completion of this offering, provide that our board of directors will be divided into three classes, Class I, Class II and Class III. The Class I directors, Messrs. Fong, Price and Siegel, will stand for reelection at our 2008 annual meeting of stockholders. The Class II directors, Messrs. Paisley and Wei, will stand for reelection at our 2009 annual meeting of stockholders. The Class III directors, Messrs. Jung, Scott and Sheridan, will stand for reelection at our 2010 annual meeting of stockholders.

Director Independence

In July 2007, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Fong, Jung, Paisley, Siegel and Wei, representing a majority of our directors, are “independent directors” as defined under the rules of the New York Stock Exchange, or NYSE.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below.

Audit Committee

Messrs. Paisley, Sheridan, Siegel and Wei, each of whom is a non-employee member of our board of directors, comprise our audit committee. Mr. Paisley is the chairman of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for audit committee independence and financial literacy under the current rules and regulations of the SEC and the NYSE. The board of directors has also determined that Mr. Paisley is an “audit committee financial expert” as defined in SEC rules and satisfies the financial sophistication requirements of the NYSE. This designation does not impose on Mr. Paisley any duties, obligations or liabilities that are greater than is generally imposed on him as a member of our audit committee and our board of directors. The audit committee will be responsible for, among other things:

•	overseeing the accounting and financial reporting processes and audits of our financial statements;

•	selecting and hiring our independent registered public accounting firm, and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•

assisting the board of directors in monitoring the integrity of our financial statements, our internal accounting and financial controls, our compliance with legal and regulatory requirements, the performance of our internal audit function and the qualifications, independence and performance of our independent registered public accounting firm;

•

providing to the board of directors information and materials to make the board of directors aware of significant financial and audit-related matters that require the attention of the board of directors; and

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and annual and quarterly reports on Form 10-K and 10-Q.

Under the corporate governance standards of the NYSE and the SEC rules and regulations, by no later than the first anniversary of the completion of this offering, each member of our audit committee must satisfy the separate requirements for audit committee independence under the rules of the SEC and the NYSE. We intend to replace Mr. Siegel as a member of our audit committee prior to the first anniversary of the completion of this offering if necessary to comply with the separate independence requirements established for audit committee membership.

Compensation Committee

Messrs. Fong, Siegel and Wei, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Mr. Fong is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the current rules of the NYSE, the non-employee director definition of Rule 16b-3 promulgated under the Securities Exchange Act of 1934 and the outside director definition of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. The compensation committee will be responsible for, among other things:

•	overseeing our compensation policies, plans and benefit programs and making recommendations to the board of directors with respect to improvements or changes to the plans and adoption of other plans;

•

reviewing and approving with respect to our chief executive officer and other executive officers: annual base salaries, annual incentive bonuses, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change of control agreements/provisions, signing bonuses or payments of relocation costs and any other benefits, compensation or arrangements;

•	evaluating and approving the corporate goals and objectives relevant to the compensation of our chief executive officer; and

•	administering our equity compensation plans.

Nominating and Governance Committee

Messrs. Fong, Jung and Paisley, each of whom is a non-employee member of our board of directors, comprise our nominating and governance committee. Mr. Jung is the chairman of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee meets the requirements for independence under the current rules of the NYSE. The nominating and governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending to our board of directors the director nominees for each annual meeting of stockholders;

•	evaluating the performance of current members of our board of directors;

•	ensuring that our board of directors is properly constituted to meet its fiduciary obligations to us and our stockholders and that we follow appropriate governance standards;

•	developing principles of corporate governance and recommending them to our board of directors;

•	overseeing compliance by our board of directors and its committees with applicable laws and regulations, including those promulgated by the rules of the SEC and the NYSE;

•	reviewing and recommending compensation programs for outside directors;

•	recommending to our board of directors persons to be members of each board committee; and

•	overseeing the evaluation of our board of directors and management.

Director Compensation

Our directors do not currently receive any cash compensation for their services as members of our board of directors or any committee of our board of directors. During fiscal 2007, each of our non-employee directors who was not a significant stockholder or affiliated with a significant stockholder of ours received an initial stock option award to purchase 35,000 shares of our common stock upon such director becoming a member of our board of directors, and 16,000 shares of our common stock upon such director becoming a chair of one of our board committees.

Following the closing of this offering, each non-employee member of our board of directors will be entitled to receive an annual retainer of $15,000. In addition, the chair of the audit committee will be entitled to receive an additional annual retainer of $15,000, and the chair of each of our compensation committee and our nominating and governance committee will be entitled to receive an additional annual retainer of $5,000. Each non-employee director serving on our audit committee, other than the chair, will also be entitled to receive an annual retainer of $5,000.

Non-employee directors will be entitled to receive an initial stock option award to purchase 35,000 shares of our common stock upon such director becoming a member of our board of directors. Each initial option will become exercisable for the shares in 48 equal monthly installments. Each year thereafter, each non-employee director will receive an annual stock option award to purchase 11,250 shares of our common stock on the date of our annual stockholders meeting, which will become exercisable in 12 equal monthly installments beginning with the 37th month following the date of grant. All such options will be granted at the fair market value on the date of the award.

In addition, each chair of our audit committee, our compensation committee and our nominating and governance committee will be entitled to receive an initial stock option award to purchase 16,000 shares of our common stock upon such director becoming a chair of one of our committees, and an annual stock option award to purchase 4,000 shares of our common stock on the date of our annual stockholders meeting. Each such option will become exercisable in 12 equal monthly installments beginning with the 37th month following the date of grant. All such options will be granted at the fair market value of our common stock on the date of the award.

The following table sets forth information concerning compensation paid or accrued for services rendered to us by members of our board of directors for the fiscal year ended March 31, 2007. The table excludes Mr. Scott and Mr. Price, who are Named Executive Officers and did not receive any compensation from us in their roles as directors in the fiscal year ended March 31, 2007.

Director Compensation

Name	Option Awards ($)(1)	Grant Date Fair Value of Option Awards ($)(2)	Option Awards Outstanding as of March 31, 2007 (#)
Kevin Fong	$—	$—	—
Mark A. Jung(3)	6,905	155,917	51,000
Christopher B. Paisley(4)	12,986	77,122	51,000
Michael J. Sheridan(5)	—	—	—
Mark A. Siegel	—	—	—
James Wei	—	—	—

(1)	Amounts represent the aggregate expense recognized for financial statement reporting purposes in fiscal 2007, calculated in accordance with SFAS No. 123(R) without regard to estimated forfeitures. See Note 2 of Notes to Consolidated Financial Statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.
(2)	Amounts represent the aggregate grant date fair value of stock options granted in fiscal 2007, calculated in accordance with SFAS No. 123(R) without regard to estimated forfeitures. See Note 2 of Notes to Consolidated Financial Statements for a discussion of assumptions made in determining the grant date fair value of our stock options.
(3)

Mark Jung was granted options to purchase an aggregate of 51,000 shares of common stock on January 26, 2007 at an exercise price per share of $7.08. Each of the options vests at the rate of 1/48th per month.

(4)

Christopher Paisley was granted options to purchase an aggregate of 51,000 shares of common stock on July 28, 2006 at an exercise price per share of $3.44. Each of the options vests at the rate of 1/48th per month.

(5)	Michael Sheridan became a member of our board of directors in September 2007.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors.

Compensation Committee Interlocks and Insider Participation

The current members of our compensation committee are Messrs. Fong, Siegel and Wei. Mr. Scott served as a member of our compensation committee from May 2006 until his resignation in July 2007. None of the current members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

The principal objectives of our compensation and benefits programs for executive officers are to attract and retain senior executive management, to motivate their performance toward clearly defined corporate goals, and to align their long term interests with those of our stockholders. Our compensation committee believes that maintaining and improving the quality and skills of our management and appropriately incentivizing their performance are critical factors that will affect the long-term value realized by our stockholders.

At the beginning of each fiscal year, our compensation committee approves specific corporate goals and objectives for our senior management to address within the fiscal year. Through our annual goal-setting process, individual objectives are aligned with our corporate objectives. We also evaluate and reward our executive officers based on their willingness to take a leadership position in improving the operation of our business and their ability to identify and exploit opportunities to grow our business.

Until recently, our compensation programs for our Named Executive Officers identified in the Summary Compensation Table below reflected the fact that we were a start up company. In an effort to preserve cash resources, our historical compensation programs focused heavily on long-term equity incentives relative to cash compensation. With a relatively larger equity weighting, this approach sought to place a substantial portion of executive compensation at risk by rewarding our executive officers, in a manner comparable to our stockholders, for achieving our business and financial objectives. Beginning in fiscal 2007, as our business had grown beyond the development stage and we were increasingly focused on growing our revenues and improving our operating results and financial condition, we implemented our first cash bonus plan to reward achievement of annual financial objectives. Going forward, we intend to design and implement compensation programs that combine both long term equity elements and shorter term cash elements.

Other than the cash bonus plans implemented for fiscal 2007 and fiscal 2008, which are described in more detail below, our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between cash and equity compensation or among different forms of non-cash compensation. The compensation committee’s philosophy is that a substantial portion of an executive officer’s compensation should be performance-based, whether in the form of equity or cash compensation. In that regard, we expect to continue to use options or other equity incentive awards as a significant component of compensation because we believe that they best align individual compensation with the creation of stockholder value, and we expect any payments under cash incentive plans to be tied to annual financial performance targets.

Role of Our Compensation Committee

Our compensation committee is comprised of three non-employee members of our board of directors, Messrs. Fong, Wei and Siegel, each of whom is an independent director under the rules of the NYSE, an “outside director” for purposes of Section 162(m) of the Internal Revenue Code, and a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended. Our chief executive officer, Mr. Scott, was a member of the compensation committee from May 2006 until his resignation from the committee in July 2007.

We expect that our chief executive officer will continue to support the compensation committee’s work by providing information relating to our financial plans, performance assessments of our officers and other personnel-related data. In particular, our chief executive officer, as the person to whom our other officers directly report, will be responsible for evaluating individual officers’ contributions to corporate objectives as well as their performance relative to individual objectives. We anticipate that the chief executive officer will on an annual basis at the beginning of each fiscal year make recommendations to the compensation committee with respect to merit salary increases, cash bonuses and stock option grants or other equity incentives. Our compensation committee will meet regularly to evaluate, discuss, modify or approve these recommendations. Without the participation of the chief executive officer, we expect the compensation committee as part of the annual review process to conduct a similar evaluation of the chief executive officer’s contribution and individual performance and to make determinations after the beginning of each fiscal year with respect to merit salary increases, bonus payments, stock option grants, or other forms of compensation for our chief executive officer.

Our compensation committee has the authority under its charter to engage the services of outside advisors, experts and others for assistance. The compensation committee recently retained Compensia, an independent executive compensation consulting firm, to assist it in structuring and implementing our executive compensation policies for fiscal 2008 and on a going-forward basis. In particular, Compensia advised the compensation committee in connection with negotiating a new employment agreement for our chief executive officer in July 2007 and in structuring and determining benefits under our Employee and Executive Incentive Compensation Plan, which was also approved in July 2007. The compensation committee did not rely on any outside advisors for purposes of structuring our fiscal 2007 compensation plans but did rely on the survey data described below.

Competitive Market Review for Fiscal 2007 and Fiscal 2008

The market for experienced management is highly competitive in the technology industry. We seek to attract and retain the most highly qualified executives to manage each of our business functions, and we face substantial competition in recruiting and retaining management from companies ranging from large and established technology companies to entrepreneurial early-stage companies. We expect competition for appropriate technical, commercial and management skills to remain strong for the foreseeable future.

In making its executive compensation determinations for fiscal 2007, our compensation committee relied principally on two references to compare our compensation levels to the markets in which we compete for executives. Our compensation committee did not benchmark against any individual companies, however, but relied instead on the ranges provided in the surveys described below:

•

Radford High Technology Industry Report by Aon Consulting.    We reviewed and considered summary compensation data for up to approximately 150 companies (depending on the position being surveyed) with revenue under $200 million. These companies were part of a national survey of executive compensation levels and practices covering a broad range of positions, which is prepared annually by Aon Consulting. The Radford survey provides information on base salary and target total cash compensation for specific positions and delineates its data based on quartiles.

•

Venture Capital Salary Survey.    We also reviewed and considered compensation data from a compensation survey of up to 20 (depending on the position being surveyed) private, venture capital-backed technology companies based principally in the San Francisco Bay Area with annual revenues of at least $40 million. The Venture Capital Salary Survey data provide similar quartile information to Radford with respect to cash compensation and include additional information on the level of equity incentives provided to specific categories of officers.

In evaluating the survey data, our compensation committee compared our compensation practices and levels for each compensation component, including base salary, target annual incentive opportunity and equity compensation. The competitive comparisons made in this process were then used to determine appropriate levels of compensation based on market benchmarks for various functional titles. While considering both surveys, for fiscal 2007, our compensation committee placed greater weight on the results of the Venture Capital Salary Survey because it focused specifically on private venture capital-backed technology companies in the San Francisco Bay Area, which the compensation committee believed to be more directly comparable to our competitive situation at the time compensation decisions were made.

Going forward, we expect to work closely with our independent executive compensation consultant to insure that our compensation policies and principles are competitive with comparable public companies. In particular, we expect to develop a public company peer comparison group for purposes of evaluating our compensation policies against current market trends.

Principal Components of Executive Compensation

Our executive compensation program consists of five components:

•	base salary;

•	annual cash bonuses;

•	equity-based incentives;

•	benefits; and

•	severance/termination protection.

Currently, all of our cash compensation plans provide short-term incentives that are paid out within one year. We do not have any deferred compensation cash plans. Our equity-based incentives are long-term incentives that are based on the parameters described below under “Equity Based Incentives.” We believe that a program containing each of these components, combining both short and long-term incentives, is necessary to achieve our compensation objectives and that collectively these components have been effective in properly incentivizing our Named Executive Officers and helping to achieve our corporate goals.

Annual Review Process

Our compensation committee reviews data and makes executive compensation decisions on an annual basis, typically during the first quarter of the new fiscal year. In connection with that process, executive officers are responsible for establishing and submitting for review to the chief executive officer (and in the case of the chief executive officer, directly to the compensation committee) their departmental goals and financial objectives for the then current fiscal year. The chief executive officer then compiles the information submitted and provides it, along with information relating to his own personal goals and objectives, to the compensation committee for review. The compensation committee, including the chief executive officer with respect to all officers and excluding the chief executive officer with respect to discussions of his own compensation, reviews, considers, and may amend the terms and conditions proposed by management.

As part of the annual review process, the compensation committee makes determinations of changes in annual base compensation based on numerous factors, including our operating budgets, a review of survey data relating to base compensation for the position at comparable companies, and individual performance over the prior fiscal year. For fiscal 2007, the board of directors considered and approved a cash bonus plan for executive officers, with bonuses becoming payable under the plan based on management’s achieving identified financial objectives relating to total revenues, net income/loss, and cash balances. During the annual review process, the compensation committee also considered each executive’s equity incentive position, including the extent to which he or she was vested or unvested and the executive’s aggregate equity incentive position relative to benchmarks established in the Venture Capital Salary Survey. In particular, the Venture Capital Salary Survey data provides for each executive function (e.g., chief executive officer, chief financial officer, or vice president of marketing) a range of equity positions relative to the total outstanding capitalization of the surveyed company, and our compensation committee compared our officers’ equity positions within that range. In addition, the committee also considered individual officers’ equity positions relative to each other and the equity incentive we would expect to offer a newly hired officer in the same position based on current market terms. Historically, our practice has been to provide refresher equity incentive grants, typically in the form of stock options, as an individual officer becomes substantially vested in his or her current equity position. An officer will generally be deemed “substantially vested” as he or she approaches his fourth year of service following the vesting commencement date of the applicable equity award. Our equity incentives have historically vested over four years.

In July 2007, in connection with the fiscal 2008 annual review process, our compensation committee approved, and our board of directors ratified, an Employee and Executive Incentive Compensation Plan, providing for cash bonuses to executive officers and employees subject to achievement of targets relating to total revenues and net income/loss.

From time to time, the compensation committee may make off-cycle adjustments in executive compensation as it determines appropriate.

Weighting of Compensation Components

The determination of the board of directors or compensation committee as to the appropriate use and weight of each component of executive compensation is subjective, based on their view of the relative importance of each component in meeting our overall objectives and factors relevant to the individual executive. Historically, our board of directors has focused significantly on the affordability of our compensation arrangements. As a result, when weighting forms of compensation, the board of directors and the compensation committee have placed greater emphasis on non-cash equity incentive compensation together with base salary, and our levels of base salary have been relatively low when compared to industry and survey data. We did not adopt any form of cash bonus plan until fiscal 2007, when the board of directors determined that our business was sufficiently stable to permit us to establish a cash bonus plan. The board of directors and compensation committee apply a similar subjective analysis of the relative importance of various factors when establishing categories of financial targets under our cash bonus plans. For example, when setting bonus targets during 2006 for fiscal 2007, we included cash balances as a target in addition to total revenues and net income/loss. As our financial condition improved in 2006, we have not established cash balances as a fiscal 2008 target.

Base Salary

Base salary for our chief executive officer and other officers reflects the scope of their respective responsibilities, seniority and competitive market factors. Salary adjustments are determined by the compensation committee and are typically based on competitive conditions, our overall financial results, our budget requirements, and individual performance. In connection with the economic downturn that occurred earlier this decade, we reduced the salaries of our executive officers. Since that time, we have gradually increased the salaries for those individuals in an attempt to return their salaries to their historic levels. As a result, in recent periods, the increases in our executive officers’ salaries have been more closely tied to this attempt to restore historic salary levels than they have been to the executive officers’ individual performance, although our compensation committee does take individual performance into consideration. In future periods, we expect that the individual performance of our executive officers will play a more substantial role in the determination of their salary adjustments.

Our compensation committee believes that competition for experienced executive management in the technology industry has been and will for the foreseeable future continue to be intense. We believe that historic base salaries for our executive officers have been generally within the ranges identified in the Venture Capital Salary Survey, which focuses specifically on private technology companies in the San Francisco Bay Area. For example, the Venture Capital Salary Survey indicated a range of 2006 base salaries for chief executive officers between $242,000 and $331,000. As indicated below, our chief executive officer’s base salary was $338,625 for fiscal 2006 and was increased to $350,000 effective April 1, 2006. Base salary for chief financial officers in the 2006 survey data ranged from $195,000 to $230,000. As indicated below, since the end of fiscal 2006, our chief financial officer’s base salary has been increased from $160,000 to $210,000.

As part of the review conducted by our independent compensation consultant in fiscal 2008, our compensation committee determined that our base salaries may be conservative relative to comparable public companies, and our historical compensation policies have been substantially influenced by budget constraints as a private company. In recent years, our financial performance and financial condition have improved. In light of these competitive and financial factors, our compensation committee expects to conduct a more thorough review of our base salary policies following the completion of this offering and could make adjustments in base salary for one or more officers.

Our chief executive officer’s base salary during fiscal 2007 was $350,000. During fiscal 2006, Mr. Scott’s base salary had been set at $338,625 and was increased to $350,000 effective April 1, 2006. The base salary increase that became effective in fiscal 2007 returned Mr. Scott’s base salary to his original base salary at the time he became our chief executive officer in January 2001. As a result of the downturn in the technology industry during the early part of this decade and resulting internal budget constraints, all of our executive officers experienced reductions in base salary. On July 30, 2007, we entered into a new employment agreement with our chief executive officer, as described below, which maintained his annual base salary at $350,000.

Our chief financial officer received the following increases from his fiscal 2006 base salary of $160,000: $175,000, effective April 1, 2006; $190,000, effective July 28, 2006; and $210,000, effective April 1, 2007. Our board of directors and compensation committee based these increases principally on Mr. Lares’ job performance, comparison of his base salary to survey data, and increasing job responsibilities as we commenced the process of becoming a public company. We also increased the compensation of Jeffrey A. Price, our Vice President of Engineering, from $246,132 to $254,400, effective April 1, 2006. The increase in Mr. Price’s base salary was approved principally based on individual performance and, as described with respect to Mr. Scott above, an increase designed to return long-term executive’s base salaries to their levels from earlier in the decade.

Other than as indicated above, none of the executive officers named in the compensation table on page 87 has received any increase in their base salary since March 31, 2006. Compensation for Mr. Dawson, our vice president of sales, is largely commission-based, and Mr. Gast, our vice president of corporate operations, only became an employee in fiscal 2007.

Cash Bonuses

Annual cash bonus incentives for our officers and other employees are designed principally to reward performance that furthers key corporate goals and to date have focused exclusively on annual financial goals. As discussed below, in fiscal 2007, our executive officers and employees became entitled to receive a cash bonus if we achieved specific targets relating to total revenues, net loss, and available cash. For fiscal 2008, these targets relate to total revenues and net income/loss. We believe these objectives will change from year-to-year as our business evolves and our priorities change. In order to create appropriate performance incentives, the compensation committee generally sets performance goals that moderately exceed the operating plan approved by our board of directors, but the committee maintains discretion to increase or decrease variable compensation if it determines appropriate.

At the beginning of fiscal 2007, we established our first cash bonus program for all executive officers other than executive officers eligible to receive compensation in the form of sales commissions and a separate cash bonus program for employees who do not otherwise participate in our sales commission plans. Under our fiscal 2007 bonus program for executive officers, each non-commissioned executive officer was eligible to receive a cash bonus equal to 35% of his or her base salary based on achievement of financial targets relating to total revenue and net loss for fiscal 2007 and our cash balances as of the end of the fiscal year. Under the bonus plan applicable to non-executive non-commissioned employees, director employees were eligible to receive bonuses of 10% of base salary, and all other employees were eligible to receive bonuses of 5% of base salary, subject to achievement of the bonus plan goals. The principal factors affecting the determination of target percentage bonus levels for fiscal 2007 were related to our available cash and the impact of bonus payments on our operating results. Based on these factors, the compensation committee determined that cash bonus targets equal to 35%, 10% and 5%, as applicable, of our employees’ base salaries were appropriate and within our operating budget for fiscal 2007.

In March 2007, we implemented a change in our business model that involved a new software support offering. As described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the change in our business model had an adverse impact on our revenue recognized during the quarter ended March 31, 2007 and resulted in a substantial increase to our deferred revenue at March 31, 2007. As a result of the business model change, in March 2007, our board of directors adjusted the revenue targets under the cash bonus plan to reflect the accounting consequences of the business model change. In addition our board of directors noted that the remaining targets had been achieved, and in April 2007 exercised its discretion to approve payment of executive officer bonuses at the full 35% level under the 2007 cash bonus plan and corresponding payments under the non-executive bonus plan to other employees.

In July 2007, our compensation committee approved, and our board of directors ratified, our Employee and Executive Incentive Compensation Plan providing for the payment of cash bonuses, subject to the achievement of performance objectives. For fiscal 2008, the compensation committee and board of directors also established performance targets relating to total revenue and net income/loss. The compensation committee set these targets at levels moderately in excess of the operating plan for fiscal 2008 approved by our board of directors as an incentive for superior performance. In establishing the targets, the compensation committee considered management’s historic performance relative to prior operating plans as well as the committee’s view of the prospects for our business in fiscal 2008. As a result of its review, the committee believes the targets identified are attainable but acknowledges they will require substantial management attention and growth in our revenues during fiscal 2008. In particular, increasing our revenue in fiscal 2008 to achieve the revenue targets under the fiscal 2008 plan will require our sales and human resource executives to recruit, hire and train a substantial number of additional sales personnel and to ensure that new sales personnel become productive as quickly as possible. We have experienced challenges in the past hiring and retaining appropriate sales personnel, in part because our sales personnel, in order to be effective, are required to have a substantial amount of industry and domain-specific expertise, which limits the pool of available talent from which we can recruit. In addition, in order to increase our revenue, our chief executive officer and our business development and marketing executives will need to identify and establish new distribution channels to sell and support our products, particularly as we seek to expand in international markets where we expect to rely more heavily on indirect distribution channels than we do in the United States. Identifying and reaching mutually agreeable terms for distribution alliances can be challenging, particularly because our products are specialized and require substantial technical understanding in order to sell and support our products. We believe it is important to enter alliances with highly qualified distributors in order to maintain the reputation of our products and services. Finally, achieving our net income/loss objectives under the fiscal 2008 plan will require, in addition to increases in our revenue, that our financial and operating executives maintain controls over our operating expenses, product manufacturing and assembly costs.

Under the fiscal 2008 plan, eligible employees, generally consisting of non-commissioned employees, are eligible to receive a target cash bonus equal to a percentage of their applicable base salary, as follows: non-director employees, 8%; director employees, 13%; executive officers other than the chief executive officer, 35%; and our chief executive officer, 100%. Our chief executive officer’s target award at 100% of his base salary is also reflected in his July 2007 revised employment agreement. The compensation committee determined the applicable target percentage bonus levels for fiscal 2008 based principally on the impact of bonus payments on our operating results and based on these factors concluded that cash bonus targets equal to 100%, 35%, 13% and 8%, as applicable, of our employees’ base salaries were appropriate and within our operating budget for fiscal 2008.

The compensation committee maintains discretion to provide for cash incentive awards under the Employee and Executive Incentive Compensation Plan in excess of the target base salary percentages if we exceed the established financial performance targets. We do not currently have any policy regarding the adjustment or recovery of awards or payments if the relevant performance measures are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Awards will be reduced if we do not achieve the targets under the plan. The compensation committee may also approve payments of bonuses outside the Employee and Executive Incentive Compensation Plan, regardless of whether performance targets have been achieved.

The objectives that we established for management under the cash incentive plans for fiscal 2007 and fiscal 2008 were the same as those applicable for non-executive employees. We believe rewarding our executive management and non-executive employees based on achievement of the same financial and corporate objectives contributes to a culture of collaborative, team-oriented management.

James Dawson, our vice president of worldwide sales, did not participate in the cash bonus program for fiscal 2007 and will not participate in the Employee and Executive Incentive Compensation Plan for fiscal 2008. Mr. Dawson receives sales commissions in a manner similar to the commission-based compensation program for our sales group, which he heads. We paid Mr. Dawson commissions of $114,186 during fiscal 2007 based on both fiscal 2006 and 2007 transactions. The timing of our commission payments to Mr. Dawson tend to lag the time when the underlying customer transactions were entered, and we will pay commissions in fiscal 2008 arising from customer transactions entered in fiscal 2007.

In fiscal 2007, Mr. Dawson became entitled to approximately $116,500 in commissions based on fiscal 2007 transactions, which were paid in part during fiscal 2007 and will be paid in part during fiscal 2008.

Equity Based Incentives

We grant equity based incentives to employees, including our executive officers, in order to create a corporate culture that aligns employee interests with stockholder interests. We have not adopted any specific stock ownership guidelines, and other than the issuance of shares to our founders when we were established, our equity incentive plans have provided the principal method for our executive officers to acquire an equity position in our company, whether in the form of shares or options.

Prior to this offering, we granted options and other equity incentives to our officers under either the 1999 Stock Option Plan or the 2000 Management Stock Option Plan. In connection with this offering, our board of directors has adopted the 2007 Equity Incentive Plan, which we will implement following this offering. The 2007 Equity Incentive Plan permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares and other stock-based awards. Historically, our equity incentive plans were administered by our board of directors. Going forward, all equity incentive plans and awards will be administered by our compensation committee under the delegated authority established in the compensation committee charter.

The size and terms of any initial option grants to new employees, including executive officers, are based largely on competitive conditions applicable to the specific position. In making its determination of the size of initial option grants for our current officers, the board of directors and compensation committee relied in part on survey data from the Venture Capital Salary Survey, which includes information on the size of equity incentives, relative to a company’s outstanding capitalization, for specific positions at venture-backed technology companies.

In addition, our practice has been to grant additional annual option grants to employees, including executive officers, when the individual has become substantially vested and the board of directors or compensation committee believed additional unvested equity incentives are appropriate as a retention incentive. We expect to continue this practice in the future in connection with the compensation committee’s annual performance review at the beginning of each fiscal year. In making its determination concerning additional option grants, the compensation committee will also consider, among other factors, individual performance and the size and terms of the individual’s outstanding equity grants in the then-current competitive environment.

To date, our equity incentives have been granted principally with time-based vesting. Most new hire option grants, including for executive officers, vest over a four-year period with 25% vesting at the end of the first year of employment and the remainder vesting in equal monthly installments over the subsequent three years. We expect that additional annual option grants to continuing employees will typically vest over a four-year period with 25% vesting on each annual anniversary of the date of grant. Although our practice in recent years has been to provide equity incentives principally in the form of stock option grants that vest over time, our compensation committee may consider alternative forms of equity in the future, such as performance shares, restricted stock units or restricted stock awards with alternative vesting strategies based on the achievement of performance milestones or financial metrics.

During each of fiscal 2007 and fiscal 2008, our compensation committee and board of directors reviewed the aggregate equity position of each of our executive officers as well as reviewing the portion of the aggregate equity incentives that were vested versus unvested. In particular, they compared outstanding equity positions for each executive officer’s respective position with ranges presented in the Venture Capital Salary Survey data to ensure that each executive officer’s equity position fell within the range, without targeting any particular percentage within the range for the executive officers as a group. They also evaluated the extent to which prior equity incentives were then vested. The grants to Messrs. Scott, Lares and Dawson in fiscal 2008 reflect in part their increasing responsibility as we become a public company. The grant to Mr. Gast in fiscal 2007 was made in connection with his initial employment, and the grant to Mr. Price reflects the fact that his prior equity incentives were largely vested. As a result of these reviews, and on the recommendation of the compensation committee, our board of directors approved the following stock option grants to Named Executive Officers during fiscal 2007 and fiscal 2008:

Officers	Options Granted Fiscal 2007	Exercise Price	Options Granted Fiscal 2008	Exercise Price
David C. Scott	—	—	170,000	$11.20
Adriel G. Lares	—	—	82,500	$11.20
Jeffrey A. Price	125,000	$7.08	—	—
Randall T. Gast	219,999	$3.44	—	—
James L. Dawson	—	—	105,000	$11.20

All of these grants were made during meetings of our board of directors. The exercise price of options was determined by our board of directors after taking into account valuation reports received from an independent valuation firm.

Benefits

We provide the following benefits to our Named Executive Officers, generally on the same basis provided to all of our employees:

•	health, dental and vision insurance;

•	life insurance;

•	employee stock purchase plan, effective upon the closing of this offering;

•	employee assistance plan;

•	medical and dependant care flexible spending account;

•	short-and long-term disability, accidental death and dismemberment; and

•	a 401(k) plan.

We believe these benefits are consistent with companies with which we compete for employees.

Severance and Termination Compensation

In connection with certain terminations of employment, our executive officers may be entitled to receive certain severance payments and benefits pursuant to their respective employment agreements, offer letters and management retention agreements. In setting the terms of and determining whether to approve these arrangements, our compensation committee or board of directors, as applicable, recognized that executives often face challenges securing new employment following termination, in particular following a change of control of the company, and that distractions created by uncertain job security surrounding potential beneficial transactions may have a detrimental impact on their performance. As a result, the severance benefits identified below are primarily intended to provide these executive officers with post-change of control termination protection of salary and benefits while they seek new employment. We also have agreed to accelerate vesting of certain equity incentives in connection with certain terminations following a change of control, based on our view that these executive officers are not likely to be retained in comparable positions by a large acquiror, and the benefit of these equity incentives would otherwise be forfeited upon a termination of employment, including an involuntary termination by an acquiring company.

Chief Executive Officer

Under the terms of an employment agreement we entered with our chief executive officer, David C. Scott, in July 2007, if within 18 months following a change of control, Mr. Scott is involuntarily terminated (other than for cause, death or disability) or he terminates voluntarily for good reason, we have agreed that Mr. Scott will be entitled to receive the following benefits:

•	a lump sum cash payment equal to 300% of his base salary payable within 30 days of termination;

•

until the earlier of one year from the date of termination or such time as Mr. Scott has become covered under another employer’s plans with comparable coverage, continued health, dental, vision and life insurance benefits at the same levels of coverage and with the same relative ratios of premium payments by us and Mr. Scott as existed prior to the termination; and

•	immediate vesting of all then unvested stock options, restricted stock or other unvested equity incentives held by Mr. Scott.

In addition, Mr. Scott will receive equivalent cash severance and insurance benefits to those described above in the event of a termination of employment resulting from his death or disability, an involuntary termination of his employment by us other than for cause outside the change of control period, or a voluntary termination by Mr. Scott for good reason outside the change of control period. In the event of such a termination, Mr. Scott will also receive one year’s accelerated vesting credit with respect to any unvested stock options, restricted stock or other equity incentives.

Payment of the benefits described above is also subject to Mr. Scott’s executing and not revoking a standard release of any claims against us and his complying with certain non-solicitation obligations in his employment agreement.

The compensation committee and board of directors approved post-termination benefits for Mr. Scott that are greater than or in addition to the benefits provided to our other executives after consulting with Compensia to determine similar benefits provided to other chief executive officers at similarly situated companies and considering factors such as the high likelihood that a chief executive officer will be terminated in connection with a change of control transaction as compared to the other executive officers.

Other Executive Officers

We have also entered management retention agreements with our other executive officers. Under the terms of these agreements, if within 12 months following a change of control, the executive is involuntarily terminated (other than for cause, death, or disability) or the executive voluntarily terminates for good reason, our executive officers will be entitled to receive the following benefits:

•

a lump sum cash payment equal to 50% of the executive’s annual base salary as in effect immediately prior to the date of termination (except in the case of our vice president and general counsel, who is entitled to a lump sum cash payment equal to his annual base salary);

•

until the earlier of one year from the date of termination or such time as the executive has become covered under another employer’s plans with comparable coverage, continued health, dental, vision, long term disability and life insurance benefits at the same levels of coverage and with the same relative ratios of premium payments by us and the executive as existed prior to the termination; and

•

immediate vesting of 50% of the then-unvested portion of any stock options, restricted stock or other unvested equity incentives held by the executive (except in the case of our vice president and general counsel, who is entitled to immediate vesting of 100% of the then-unvested securities held by him).

Payment of the benefits described above under these management retention agreements is also subject to the executive’s executing and not revoking a mutual release of claims with us.

Accounting and Tax Considerations

Internal Revenue Code Section 162(m) limits the amount that we may deduct for compensation paid to our chief executive officer and to each of our four most highly compensated officers to $1,000,000 per person, unless certain exemption requirements are met. Exemptions to this deductibility limit may be made for various forms of “performance-based” compensation. In addition to salary and bonus compensation, upon the exercise of stock options that are not treated as incentive stock options, the excess of the current market price over the option price, or option spread, is treated as compensation and accordingly, in any year, such exercise may cause an officer’s total compensation to exceed $1,000,000. Under certain regulations, option spread compensation from options that meet certain requirements will not be subject to the $1,000,000 cap on deductibility, and in the past, we have granted options that we believe met those requirements. While the compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. While the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our chief executive officer and our four most highly compensated officers, the compensation committee intends to consider tax deductibility under Section 162(m) as a factor in compensation decisions.

Executive Compensation

Summary Compensation Table

The following table presents information concerning the total compensation of our chief executive officer, chief financial officer and our three other most highly compensated officers during the last fiscal year, or the Named Executive Officers, for services rendered to us in all capacities for the fiscal year ended March 31, 2007.

Name and Principal Position	Salary ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
David C. Scott Chief Executive Officer	$349,563		$16,035	$122,500	$684	$488,782

Adriel G. Lares Chief Financial Officer	184,000		2,004	66,500	479	252,983

Jeffrey A. Price Vice President of Engineering	254,082		25,028	89,040	562	368,712

James L. Dawson Vice President of Worldwide Sales	316,500	(4)	—	—	456	316,956

Randall T. Gast Vice President of Corporate Operations	187,539		89,208	67,898	483	345,128

(1)	Amounts represent the aggregate expense recognized for financial statement reporting purposes in fiscal 2007, calculated in accordance with SFAS No. 123(R) without regard to estimated forfeitures. See Note 2 of Notes to Consolidated Financial Statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.
(2)	The amounts in this column represent total performance-based bonuses earned for services rendered during fiscal 2007 under our Fiscal Year 2007 Executive Incentive Compensation Plan, in which all executives who did not receive sales commissions were eligible to participate. Under the Fiscal Year 2007 Executive Incentive Compensation Plan, each participating executive was eligible to receive a cash bonus equal to 35% of his or her base salary based on achievement of financial targets relating to our revenue and operating results for fiscal 2007 and our cash balances at the end of the fiscal year. Bonuses earned in fiscal 2007 are paid in fiscal 2008. Please see “Cash Bonuses” under “Compensation Discussion and Analysis” above for additional information regarding our fiscal 2007 cash bonuses.
(3)	Represents amounts paid for life insurance for the executive and the executive’s family members.
(4)	Includes $116,500 in commissions earned by Mr. Dawson in fiscal 2007, of which approximately $83,500 was paid in fiscal 2007 and the remainder will be paid in fiscal 2008. Please see “Cash Bonuses” under “Compensation Discussion and Analysis” above for additional information regarding Mr. Dawson’s commission compensation arrangement.

Grants Of Plan-Based Awards

The following table presents information concerning grants of plan-based awards to each of our Named Executive Officers during the fiscal year ended March 31, 2007.

	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)(2)
Name		Target ($)(1)
David C. Scott	10/27/2006	$122,500	—	$—	$—
Adriel G. Lares	10/27/2006	66,500	—	—	—
Jeffrey A. Price	10/27/2006	89,040	—	—	—
	01/26/2007	—	125,000	7.08	382,150
Randall T. Gast	10/27/2006	67,898	—	—	—
	06/05/2006	—	199,999	3.44	297,080
	06/05/2006	—	20,000	3.44	29,708
James L. Dawson	N/A	—	—	—	—

(1)	The target payments under our Fiscal Year 2007 Executive Incentive Compensation Plan were set at 35% of each participating executive officer’s base salary. There was no threshold payment for executive officers to earn under the Fiscal Year 2007 Executive Incentive Compensation Plan, and the target payment was the maximum amount that could be earned under the Fiscal Year 2007 Executive Incentive Compensation Plan. Mr. Dawson did not participate in the Fiscal Year 2007 Executive Incentive Compensation Plan. Please see “Cash Bonuses” under “Compensation Discussion and Analysis” above for additional information regarding our fiscal 2007 cash bonuses.
(2)	Amounts reflect the aggregate grant date fair value of stock options granted in fiscal 2007, calculated in accordance with SFAS No. 123(R) without regard to estimated forfeitures. See Note 2 of Notes to Consolidated Financial Statements for a discussion of assumptions made in determining the grant date fair value of our stock options.

Outstanding Equity Awards At Fiscal Year-End

The following table presents certain information concerning equity awards held by our Named Executive Officers at the end of the fiscal year ended March 31, 2007.

	Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options(#) Exercisable		Number of Securities Underlying Unexercised Options(#) Unexercisable		Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)		Market Value of Shares or Units of Stock That Have Not Vested($)(1)
David C. Scott	397,196	(2)			$0.46	04/01/2015			$
							389,623	(3)

Adriel G. Lares	80,000	(4)			0.58	11/17/2015
							48,339	(5)

Jeffrey A. Price	205,957	(6)			0.46	04/01/2015
			125,000	(7)	7.08	01/26/2017

Randall T. Gast	20,000	(8)			3.44	06/05/2016
	199,999	(9)			3.44	06/05/2016

James L. Dawson	145,000	(10)			0.02	04/26/2014
	15,000	(11)			0.46	04/01/2015
							73,341	(12)

(1)	The values shown in this column are equal to the assumed public offering price of our common stock of $ multiplied by the number of shares of stock held by our Named Executive Officers that had not vested as of March 31, 2007.
(2)

The option is subject to an early exercise provision and is immediately exercisable. The option vests at the rate of 1/24th of the total number of shares subject to the option each month after the date of grant. As of March 31, 2007, 380,646 shares were fully vested and 16,549 shares will vest ratably over the remainder of the vesting period, subject to Mr. Scott’s continued service to us. This option is also included in the Summary Compensation Table and does not constitute additional compensation.

(3)	Shares of common stock acquired pursuant to the early exercise of options, but which are unvested and, therefore, subject to our right to repurchase as of March 31, 2007. Our right to repurchase these shares is at a price per share of $0.02.
(4)

The option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option became vested and exercisable on December 10, 2006 and 1/48th of the total number of shares subject to the option vest each month thereafter. As of March 31, 2007, 24,999 shares were fully vested and 55,001 shares will vest ratably over the remainder of the vesting period, subject to Mr. Lares’ continued service to us. This option is also included in the Summary Compensation Table and does not constitute additional compensation.

(5)	Shares of common stock acquired pursuant to the early exercise of options, but which are unvested and, therefore, subject to our right to repurchase as of March 31, 2007. Our right to repurchase these shares is at a price per share of $0.02.
(6)

The option is subject to an early exercise provision and is immediately exercisable. The option vests at the rate of 1/24th of the total number of shares subject to the option each month after the date of grant. As of March 31, 2007, 197,375 shares were fully vested and 8,582 shares will vest ratably over the remainder of the vesting period, subject to Mr. Price’s continued service to us. This option is also included in the Summary Compensation Table and does not constitute additional compensation.

(7)

This option is not subject to an early exercise provision. The option vests at the rate of 1/4th of the total number of shares subject to the option on January 1, 2008 and 1/48th of the total number of shares subject to the option vest each month thereafter. As of March 31, 2007, there were no shares vested or exercisable. This option is also included in the Summary Compensation Table and does not constitute additional compensation.

(8)	All of the shares subject to the option became vested and exercisable on June 5, 2007. This option is also included in the Summary Compensation Table and does not constitute additional compensation.
(9)

The option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option became vested and exercisable on May 1, 2006 and the remaining shares subject to the option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter. As of March 31, 2007, no shares were vested and all of the shares will vest ratably over the remainder of the vesting period, subject to Mr. Gast’s continued service to us. This option is also included in the Summary Compensation Table and does not constitute additional compensation.

(10)

The option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option became vested and exercisable on March 29, 2005 and the remaining shares subject to the stock option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter. As of March 31, 2007, 108,738 shares were fully vested and 36,262 shares will vest ratably over the remainder of the vesting period, subject to Mr. Dawson’s continued service to us. This option is also included in the Summary Compensation Table and does not constitute additional compensation.

(11)

The option is subject to an early exercise provision and is immediately exercisable. 1/4th of the total number of shares subject to the option became vested and exercisable on April 1, 2006 and the remaining shares subject to the stock option vest at a rate of 1/48th of the total number of shares subject to the option each month thereafter. As of March 31, 2007, 7,187 shares were fully vested and 7,813 shares will vest ratably over the remainder of the vesting period, subject to Mr. Dawson’s continued service to us. This option is also included in the Summary Compensation Table and does not constitute additional compensation.

(12)	Shares of common stock acquired pursuant to the early exercise of options, but which are unvested and, therefore, subject to our right to repurchase as of March 31, 2007. Our right to repurchase these shares is at a price per share of $0.02.

Option Exercises and Stock Vested

The following table presents certain information concerning the exercise of options and vesting of stock awards by each of our Named Executive Officers during the fiscal year ended March 31, 2007.

	Stock Awards
Name	Number of Shares Acquired on Vesting(#)(1)	Value Realized on Vesting($)(2)
David C. Scott	212,466
Adriel G. Lares	30,621
Jeffery A. Price	—	—
Randall T. Gast	—	—
James L. Dawson	39,994

(1)	Shares shown in this column are shares of common stock acquired pursuant to the early exercise of options that vested during the fiscal year ended March 31, 2007.
(2)	The values shown in this column are equal to the assumed initial public offering price of our common stock of $ multiplied by the number of shares vested during the fiscal year ended March 31, 2007.

Employment Agreements and Offer Letters

David C. Scott

In July 2007, we entered into an employment agreement with David C. Scott, our president and chief executive officer, superseding a prior employment agreement. Under the employment agreement, we employ Mr. Scott on an at-will basis with no specified term for an initial base salary of $350,000, which the compensation committee will review annually for potential adjustments.

In the event that within 18 months following a change of control, Mr. Scott is involuntarily terminated (other than for cause, death or disability) or he terminates voluntarily for good reason, we have agreed that Mr. Scott will be entitled to receive (i) a lump sump payment equal to 300% of his base salary, payable within 30 days of termination and (ii) continued health, dental, vision and life insurance benefits at the same level of coverage and with the same relative ratio of premium payment by us and Mr. Scott as existed while he was employed with us. The obligation to provide continued benefits to Mr. Scott will continue until the earlier of one year from the date of termination or such time as Mr. Scott has become covered under another employer’s plans with comparable coverage. In addition, any unvested stock options, restricted stock or other unvested equity incentives held by Mr. Scott will become immediately vested upon such a termination.

In addition, Mr. Scott will receive equivalent cash severance and insurance benefits to those described above in the event of a termination of employment resulting from Mr. Scott’s death or disability, an involuntary termination of his employment by us other than for cause outside of the change of control period, or a voluntary termination by Mr. Scott for good reason outside the change of control period. In the event of such a termination, Mr. Scott will also receive one year’s accelerated vesting credit with respect to any unvested stock options, restricted stock or other equity incentives.

Payment of the benefits described above is also subject to Mr. Scott’s executing and not revoking a standard release of any claims against us and his complying with certain non-solicitation obligations in his employment agreement.

Adriel G. Lares

We are parties to an offer letter dated November 5, 2001 with Adriel G. Lares, currently our chief financial officer. At the time the offer letter was entered, Mr. Lares was hired as our director of finance. Under the offer letter, Mr. Lares’ employment is at will with no specified term. We initially agreed to pay Mr. Lares a base salary of $120,000, which has since been increased to $210,000. Pursuant to the offer letter, we granted Mr. Lares an initial option to purchase 12,500 shares of our common stock.

Jeffrey A. Price

We are parties to an offer letter dated April 19, 1999 with Jeffrey A. Price, our Vice President of Engineering and co-founder. Under the offer letter, Mr. Price’s employment is at will with no specified term. We initially agreed to pay Mr. Price a base salary of $175,000, which has since been increased to $254,000. In connection with his becoming an employee and co-founder, we sold Mr. Price an aggregate of 660,000 shares of our common stock under a restricted stock purchase agreement.

Randall T. Gast

We are parties to an offer letter dated March 31, 2006 with Randall T. Gast, our Vice President of Corporate Operations. Under the offer letter, we employ Mr. Gast on an at-will basis with no specified term and agreed to pay Mr. Gast an initial base salary of $212,000, which continues to be his base salary. Pursuant to the offer letter, we granted Mr. Gast an initial option to purchase 219,999 shares of our common stock.

James L. Dawson

We are parties to an offer letter dated March 10, 2004 with James L. Dawson, our Vice President of Worldwide Sales. Under the offer letter, we employ Mr. Dawson on an at-will basis with no specified term and agreed to pay Mr. Dawson an initial base salary of $200,000, which has remained unchanged. In the offer letter, we also established his initial incentive base for fiscal 2005, which has since been modified and is described under the caption “Compensation Discussion and Analysis.” Pursuant to the offer letter, we granted Mr. Dawson an initial option to purchase 160,000 shares of our common stock.

Potential Payments on Termination or Change of Control

In March 2001, we adopted a change of control policy for current and future vice presidents. Pursuant to this policy, we have entered into management retention agreements with each of our current vice presidents. These agreements are described under “Compensation Discussion and Analysis—Severance and Termination Compensation” above. In addition, the tables below describe the payments and benefits our Named Executive Officers would be entitled to receive under these management retention agreements and under Mr. Scott’s employment agreement assuming that their employment was terminated on March 31, 2007.

Chief Executive Officer

	Termination Within 18 Months Following a Change of Control(1)			Termination in the Absence of a Change of Control(2)
Name	Equity Acceleration($)(3)	Salary($)(4)	Insurance Benefits($)(5)	Equity Acceleration($)(6)	Salary($)(4)	Insurance Benefits($)(5)
David C. Scott	$	$1,050,000	$14,800	$	$1,050,000	$14,800

(1)	Includes involuntary termination (other than for cause, death or disability) or voluntary termination for good reason.

(2)	Includes involuntary termination (other than for cause), voluntary termination for good reason, or termination due to death or disability.
(3)	The amount shown in this column is calculated as the spread value of all unvested stock options and restricted stock held by Mr. Scott on March 31, 2007, assuming an initial public offering price of our common stock of $ . The vesting of all then-unvested stock options, restricted stock or other unvested equity incentives held by Mr. Scott immediately accelerates upon termination of his employment within 18 months following a change of control under the circumstances included in the table above.
(4)	The amount shown in this column is equal to 300% of Mr. Scott’s base salary at March 31, 2007.
(5)	The amount shown in this column is equal to our payments for continued health, dental, vision and life insurance benefits for a period of one year.
(6)	The amount shown in this column is calculated as the spread value of all unvested stock options and restricted stock held by Mr. Scott on March 31, 2007 that would otherwise vest over the 12 months following the termination of his employment, assuming an initial public offering price of our common stock of $ . The vesting of all stock options, restricted stock or other unvested equity incentives held by Mr. Scott that would otherwise vest over the following 12 months immediately accelerates upon termination of his employment other than within 18 months following a change of control under the circumstances included in the table above.

Other Named Executive Officers

	Termination Within 12 Months Following a Change of Control (1)
Name	Equity Acceleration($)(2)	Salary($)(3)	Insurance Benefits($)(4)
Adriel G. Lares	$	$95,000	$5,400
Jeffrey A. Price		127,200	15,000
Randall T. Gast		106,000	14,900
James L. Dawson		100,000	14,900

(1)	Includes involuntary termination (other than for cause, death or disability) or voluntary termination for good reason. The management retention agreements do not provide for any payment, equity acceleration or insurance benefits in connection with a termination that occurs other than within 12 months following a change of control.
(2)	The amounts shown in this column are calculated as the spread value of 50% of the unvested portion of all stock options and restricted stock held by the executive officer on March 31, 2007, assuming an initial public offering price of our common stock of $ . The vesting of 50% of all then-unvested stock options, restricted stock or other unvested equity incentives held by the executive officer accelerates upon termination of his or her employment under the circumstances included in the table above.
(3)	The amounts shown in this column are equal to 50% of the executive officer’s base salary at March 31, 2007.
(4)	The amounts shown in this column are equal to our payments for continued health, dental, vision and life insurance benefits for a period of one year.

In addition to the benefits described above, our 1999 Stock Plan, 2000 Management Stock Option Plan and 2007 Equity Incentive Plan provide for the acceleration of vesting of awards in certain circumstances in connection with or following a change of control of our company. See “Employee Benefit Plans” below.

Employee Benefit Plans

2007 Equity Incentive Plan

Our board of directors adopted our 2007 Equity Incentive Plan in July 2007, to be effective upon the completion of this offering, and we expect our stockholders will approve the plan prior to the completion of this offering. The plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance shares and performance units to our employees, directors, consultants and our parent and subsidiary corporations’ employees and consultants.

We have reserved a total of 11,925,000 shares of our common stock for issuance under the 2007 Equity Incentive Plan. In addition, our 2007 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each year, beginning with fiscal 2009, equal to the least of:

•	5% of the outstanding shares of our common stock on the last day of the preceding year;

•	5,000,000 shares; or

•	such other number of shares as determined by our board of directors.

Our board of directors or a committee of our board of directors may administer our 2007 Equity Incentive Plan. Our compensation committee will be responsible for administering our 2007 Equity Incentive Plan after the completion of this offering. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code the committee will consist of two or more “outside directors” within the meaning of Section 162(m).

The administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each award, the exercisability of the award and the form of consideration payable upon exercise, and to modify the terms of awards. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or increased, or outstanding awards may be surrendered in exchange for different awards. The administrator also has the authority to institute an award transfer program whereby participants may transfer outstanding awards to a financial institution or other person or entity approved by the administrator.

The exercise price of options granted under our 2007 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. No option, however, may be exercised after the expiration of its term.

Stock appreciation rights may be granted under our 2007 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted stock may be granted under our 2007 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any participant. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units may be granted under our 2007 Equity Incentive Plan. Restricted stock units are awards of bookkeeping units that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator determines the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. Payment for restricted stock units may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Performance units and performance shares may be granted under our 2007 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Our 2007 Equity Incentive Plan also provides for the automatic grant of nonstatutory stock options to our non-employee directors. Each non-employee director appointed to the board of directors after the completion of this offering will receive an initial option to purchase 35,000 shares upon such appointment. In addition, each non-employee director who first becomes a chairman of a committee of the board of directors after the completion of this offering will receive an initial option to purchase 16,000 shares. These initial awards will vest as to 1/48th of the shares subject to the option on each monthly anniversary of the grant date, subject to the director’s continued service through each relevant vesting date. In addition, beginning in 2008, non-employee directors who have been directors for at least six months will receive a subsequent option to purchase 11,250 shares immediately following each annual meeting of our stockholders. Beginning in 2008, each non-employee director who has served as a chairman of a committee for at least six months will receive a subsequent option to purchase 4,000 shares immediately following each annual meeting of our stockholders. These subsequent awards will vest as to 1/12th of the shares subject to the option on the 37th month anniversary of the grant date and 1/12th of the shares subject to the option will vest each month thereafter on the same day of the month as the grant date, subject to the director’s continued service through each relevant vesting date. All awards granted under the automatic grant provisions will have a term of ten years and an exercise price equal to the fair market value on the date of grant. The administrator may change the terms of future automatic awards granted to our non-employee director including with respect to the types and number of awards granted on the exercise price thereof.

Unless the administrator provides otherwise, our 2007 Equity Incentive Plan does not generally allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. The administrator, however, has the authority to institute an award transfer program whereby participants may transfer outstanding awards to a financial institution or other person or entity approved by the administrator.

Our 2007 Equity Incentive Plan provides that in the event of our change in control, as defined in the 2007 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and all performance goals or other vesting requirements for performance shares and performance units will be deemed achieved at 100% of target levels and all other terms and conditions will be deemed met. If an option or stock appreciation right is not assumed or substituted, the administrator will provide notice to the participant that the option or stock appreciation right will be fully vested and exercisable for a period of time determined by the administrator in its discretion, and the option or stock appreciation right will terminate upon the expiration of such period. With respect to awards granted to outside directors, upon a change of control, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock and restricted stock units will lapse, all performance goals or other vesting requirements for performance shares and performance units will be deemed achieved, and all other terms and conditions will be deemed met.

Our 2007 Equity Incentive Plan will automatically terminate in 2017, unless we terminate it sooner. In addition, the administrator has the authority to amend, suspend or terminate the plan provided such action does not impair the rights of any participant.

2007 Employee Stock Purchase Plan

Concurrently with this offering, we intend to establish our 2007 Employee Stock Purchase Plan. Our board of directors adopted the Employee Stock Purchase Plan in July 2007, and we expect our stockholders will approve the plan prior to the completion of this offering.

A total of 1,550,000 shares of our common stock will be made available for sale under our 2007 Employee Stock Purchase Plan. In addition, our 2007 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the plan on the first day of each fiscal year, beginning with our 2009 fiscal year, equal to the least of:

•	2% of the outstanding shares of our common stock on the first day of the fiscal year;

•	1,500,000 shares; or

•	such other amount as may be determined by the administrator.

Our board of directors or a committee of our board may administer the 2007 Employee Stock Purchase Plan. Our compensation committee will be responsible for administering all of our equity compensation plans. The administrator has full and exclusive authority to interpret the terms of the 2007 Employee Stock Purchase Plan and to determine eligibility.

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock if:

•	such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•

such employee’s rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which such rights are outstanding.

Our 2007 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, overlapping twelve-month offering periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after February 1, 2009. The second offering period will begin on the first trading day on or after August 1, 2008. Typically, each offering period includes two six-month purchase periods.

Our 2007 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation which includes a participant’s base straight time gross earnings, commissions, overtime and shift premium, exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 2,500 shares of common stock during a six-month purchase period.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price is the lower of 85% of the fair market value of our common stock at the exercise date or the first day of the offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date without interest. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2007 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2007 Employee Stock Purchase Plan.

In the event of our merger or change in control, as defined under the 2007 Employee Stock Purchase Plan, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set.

Our 2007 Employee Stock Purchase Plan will automatically terminate in 2027, unless we terminate it sooner. In addition, the administrator has the authority to amend, suspend or terminate our 2007 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2007 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2007 Employee Stock Purchase Plan.

1999 Stock Plan

Our 1999 Stock Plan was adopted by our board of directors and approved by our stockholders in March 1999. Our 1999 Stock Plan provides for the grant of incentive stock options to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, outside directors and consultants and any parent and subsidiary corporation’s employees and consultants. The administration and features of the 1999 Stock Plan and the terms of the options granted thereunder are substantially similar to the corresponding features of the 2007 Equity Incentive Plan.

We have reserved a total of 14,855,833 shares of our common stock for issuance pursuant to the 1999 Stock Plan. As of September 30, 2007, options to purchase 4,550,246 shares of our common stock were outstanding and 725,902 shares were available for future grant under this plan. Our board of directors has decided not to grant any additional options or other awards under this plan following the completion of this offering. However, this plan will continue to govern the terms and conditions of the outstanding awards previously granted under this plan.

2000 Management Stock Option Plan

Our 2000 Management Stock Option Plan was adopted by our board of directors in December 2000 and approved by our stockholders in May 2001. Our 2000 Management Stock Option Plan provides for the grant of incentive stock options to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options to our employees, outside directors and consultants and any parent and subsidiary corporation’s employees and consultants. The administration and features of the 2000 Management Stock Option Plan and the terms of the options granted thereunder are substantially similar to the corresponding features of the 2007 Equity Incentive Plan.

We have reserved a total of 3,370,912 shares of our common stock for issuance pursuant to the 2000 Management Stock Option Plan. As of September 30, 2007, options to purchase 1,165,250 shares of our common stock were outstanding and 20,999 shares were available for future grant under this plan. Our board of directors has decided not to grant any additional options or other awards under this plan following the completion of this offering. However, this plan will continue to govern the terms and conditions of the outstanding awards previously granted under this plan.

Retirement Plans

401(k) Plan.    We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month on or following the date they begin employment and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Internal Revenue Code limits. All participants’ interests in their deferrals are 100% vested when contributed. The 401(k) plan permits us to make matching contributions and profit sharing contributions to eligible participants, although we have not made any such contributions to date. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws that will become effective upon the completion of this offering contain provisions that limit the personal liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	Any breach of the director’s duty of loyalty to us or our stockholders;

•	Any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	Any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation that will become effective upon the completion of this offering, provides that we indemnify our directors to the fullest extent permitted by Delaware law. In addition, our amended and restated bylaws, that will become effective upon the completion of this offering, provides that we indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws, that will become effective upon the completion of this offering, also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among others, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws, that will become effective upon the completion of this offering, may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty of care. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since April 1, 2004, there has not been, nor is there currently proposed, any transaction or series of transactions to which we were or are a party in which the amount involved exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons, had or has a direct or indirect material interest, other than arrangements which are described where required under the heading titled “Management” above, and the transactions described below.

Preferred Stock Sales

The following table summarizes purchases of shares of our preferred stock since April 1, 2004 by our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons. Each outstanding share of our preferred stock will be converted automatically into one share of our common stock upon the completion of this offering.

	Shares of Series C-1 Preferred Stock	Aggregate Purchase Price
Entities affiliated with Mayfield Fund(1)	1,312,296	$8,000,000.00
Entities affiliated with Menlo Ventures(2)	1,115,452	6,799,998.63
Entities affiliated with Worldview Technology Partners(3)	492,111	3,000,003.43
Total	2,919,859	$17,800,002.06

(1)	Kevin Fong, one of our directors, is a managing director of Mayfield Fund and thus may be deemed to beneficially own these shares. Mr. Fong disclaims beneficial ownership of these shares, which disclaimer does not affect his pecuniary interest therein.
(2)	Mark A. Siegel, one of our directors, is managing director of Menlo Ventures and thus may be deemed to beneficially own these shares. Mr. Siegel disclaims beneficial ownership of these shares, which disclaimer does not affect his pecuniary interest therein.
(3)	James Wei, one of our directors, is a general partner and co-founder of Worldview Technology Partners and thus may be deemed to beneficially own these shares. Mr. Wei disclaims beneficial ownership of these shares, which disclaimer does not affect his pecuniary interest therein.

Registration Rights Agreement

Holders of our preferred stock and our co-founders are entitled to certain registration rights with respect to the common stock issued or issuable upon conversion of the preferred stock. See “Registration Rights” under “Description of Capital Stock” below for additional information.

Stock Option Grants

Certain stock option grants to our directors and executive officers and related option grant policies are described above in this prospectus under the caption “Management.”

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with certain of our executive officers. See “Employment Agreements and Offer Letters” and “Potential Payments on Termination or Change of Control” under “Management” above.

We have also entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See “Management—Limitations on Liability and Indemnification Matters” above.

Policies and Procedures for Related Party Transactions

We have adopted a formal policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, or any member of the immediate family of or any entities affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the case it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, principal stockholder, or any of such persons’ immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. All of the transactions described above were entered into prior to the adoption of this policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock at September 30, 2007, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our directors;

•	each of our Named Executive Officers; and

•	all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 52,514,575 shares of common stock outstanding at September 30, 2007. For purposes of the table below, we have assumed that                      shares of common stock will be outstanding upon completion of this offering, based upon an assumed initial public offering price of $             per share. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of September 30, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an “*.”

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o 3PAR Inc., 4209 Technology Drive, Fremont, California 94538.

	Shares Beneficially Owned
	Number	Percent
Name of Beneficial Owner		Before Offering	After Offering
5% Stockholders:
Entities affiliated with Mayfield Fund(1)	10,252,766	19.52%
Entities affiliated with Menlo Ventures(2)	9,316,561	17.74
Entities affiliated with Worldview Technology Partners(3)	7,890,135	15.02

Directors and Named Executive Officers:
David C. Scott(4)	2,757,379	5.21
Adriel G. Lares(5)	314,739	*
Jeffrey A. Price(6)	1,310,743	2.49
Randall T. Gast(7)	219,999	*
James L. Dawson(8)	425,000	*
Kevin Fong(1)	10,252,766	19.52
Mark A. Jung(9)	51,000	*
Christopher B. Paisley(10)	51,000	*
Michael J. Sheridan	—	*
Mark A. Siegel(2)	9,316,561	17.74
James Wei(3)	7,890,135	15.02
All directors and executive officers as a group (17 persons)(11)	35,315,711	65.60%

*	Less than one percent.
(1)	Consists of 4,872,369 shares held of record by Mayfield XI Qualified, a Delaware limited partnership (“MF XI Q”), 4,395,155 shares held of record by Mayfield IX, a Delaware limited partnership (“MF IX”), 348,828 shares held of record by Mayfield Principals Fund II, a Delaware L.L.C. (“MF PF II”), 303,818 shares held of record by Mayfield XI, a Delaware limited partnership (“MF XI”), 231,323 shares held of record by Mayfield Associates Fund IV, a Delaware limited partnership (“MF AF IV”) and 101,273 shares held of record by Mayfield Associates Fund VI, a Delaware limited partnership (“MF AF VI”). Mr. Fong, a director of 3PAR, A. Grant Heidrich, III, William D. Unger, Wendell G. Van Auken, III, Yogen K. Dalal and F. Gibson Myers, Jr. are Managing Members and Allen L. Morgan is a Non-Managing Member of Mayfield IX Management, L.L.C., which is the general partner of MF IX and MF AF IV. Mr. Fong, Yogen K. Dalal, David J. Ladd, Allen L. Morgan, Robert T. Vasan and Janice M. Roberts are Managing Directors of Mayfield XI Management, L.L.C., which is the general partner of MF XI Q, MF XI and MF AF VI and the sole Managing Director of MF PF II. Messrs. Ladd, Morgan and Vasan are limited partners of MF AF IV. The individuals listed herein may be deemed to have shares voting and dispositive power over the shares which are, or may be, deemed to be beneficially owned by MF XI Q, MF IX, MF PF II, MF XI, MF AF IV and MF AF VI, but disclaim such beneficial ownership. The address of the entities affiliated with Mayfield Fund is 2800 Sand Hill Road, Suite 250, Menlo Park, California 94025.
(2)	Consists of 8,866,636 shares held of record by Menlo Ventures IX, L.P., 292,598 shares held of record by Menlo Entrepreneurs Fund IX, L.P., 163,809 shares held of record by MMEF IX, L.P., and 36,518 shares held of record by Menlo Entrepreneurs Fund IX(A), L.P. Mr. Siegel, a director of 3PAR, H. DuBose Montgomery, John W. Jarve, Douglas C. Carlisle, Sonja H. Perkins, Kenneth H. Calhoun, Arvind Purushotham, Pravin A. Vazirani and Shawn T. Carolan are Managing Members of MV Management IX, L.L.C. which is the General Partner of Menlo Ventures IX, L.P., Menlo Entrepreneurs Fund IX, L.P., Menlo Entrepreneurs Fund IX(A), L.P. and MMEF IX, L.P. The Managing Members exercise voting and investment power over these securities, and disclaim beneficial ownership of the shares which disclaimer does not affect their respective proportionate pecuniary interests therein. The address of the entities affiliated with Menlo Ventures is 3000 Sand Hill Road, Building 4, Suite 100, Menlo Park, California 94025.
(3)	Consists of 3,493,387 shares held of record by Worldview Technology Partners II, L.P. (“WTP II”), 2,717,513 shares held of record by Worldview Technology Partners IV, L.P. (“WTP IV”), 1,069,404 shares held of record by Worldview Technology International II, L.P. (“WTI II”), 441,490 shares held of record by Worldview Technology International IV, L.P. (“WTI IV”), 148,289 shares held of record by Worldview Strategic Partners II, L.P. (“WSP II”) and 20,052 shares held of record by Worldview Strategic Partners IV, L.P. (“WSP IV”). Mr. Wei, Mike Orsak and Susumu Tanaka are managing members and have certain voting rights in Worldview Equity I, L.L.C. which is the General Partner of Worldview Capital II, L.P., which is the General Partner of WTP II, WTI II and WSP II. Worldview Equity I, L.L.C is also the General Partner of Worldview Capital IV, L.P., which is the General Partner of WTI IV and WSP IV. Messrs. Wei, Orsak and Tanaka may be deemed to have shared voting and dispositive power over the shares which are owned by WTP II, WTP IV, WTI II, WTI IV, WSP II and WSP IV, but disclaim beneficial ownership which disclaimer does not affect their pecuniary interest. The address of the entities affiliated with Worldview Technology Partners is 2207 Bridgepointe Parkway, Suite 100, San Mateo, California 94404.
(4)	Consists of 1,840,184 shares held of record by Mr. Scott and his wife as trustees of the David & Leyla Scott Revocable Living Trust dated March 26, 2007, 200,000 shares held of record by the David Scott 2007 Grantor Retained Annuity Trust, 200,000 shares held of record by Mr. Scott’s wife under the Leyla Scott 2007 Grantor Retained Annuity Trust and options to purchase 567,195 shares of common stock that are exercisable within 60 days of September 30, 2007, 411,362 of which are vested. As of September 30, 2007, 283,390 shares of common stock are subject to a right of repurchase at cost. The right of repurchase lapses at a rate of approximately 17,705 shares of common stock per month.

(5)	Consists of 152,060 shares held of record by Mr. Lares and options to purchase 162,679 shares of common stock that are exercisable within 60 days of September 30, 2007, 45,205 of which are vested. As of September 30, 2007, 34,591 shares of common stock are subject to a right of repurchase at cost. The right of repurchase lapses at a rate of approximately 2,291 shares of common stock per month.
(6)	Consists of 369,786 shares held of record by Mr. Price, 610,000 shares held of record by Mr. Price and his wife as trustees of the Price Family Trust UDT dated December 26, 2001, and options to purchase 330,957 shares of common stock that are exercisable within 60 days of September 30, 2007, 205,957 of which are vested. Excludes an aggregate of 50,000 shares held in trusts for Mr. Price’s children over which Mr. Price has no voting or investment power, and Mr. Price disclaims beneficial ownership of such shares.
(7)	Consists of options to purchase 219,999 shares of common stock that are exercisable within 60 days of September 30, 2007, 95,000 of which are vested.
(8)	Consists of 160,000 shares held of record by Mr. Dawson and options to purchase 265,000 shares of common stock that are exercisable within 60 days of September 30, 2007, 142,587 of which are vested. As of September 30, 2007, 53,344 shares of common stock are subject to a right of repurchase at cost. The right of repurchase lapses at a rate of approximately 3,332 shares of common stock per month.
(9)	Consists of options to purchase 51,000 shares of common stock that are exercisable within 60 days of September 30, 2007, 8,500 of which are vested.
(10)	Consists of options to purchase 51,000 shares of common stock that are exercisable within 60 days of September 30, 2007, 17,000 of which are vested.
(11)	Consists of 32,806,288 shares held of record and options to purchase 2,509,423 shares of common stock that are exercisable within 60 days of September 30, 2007, 1,318,270 of which are vested. As of September 30, 2007, 527,689 shares of common stock are subject to a right of repurchase at cost. The right of repurchase lapses at a rate of approximately 27,839 shares of common stock per month.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock will consist of shares, with a par value of $0.001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

At September 30, 2007, we had outstanding 52,514,575 shares of common stock, held of record by 395 stockholders, assuming the automatic conversion of all outstanding shares of our preferred stock into 33,256,720 shares of common stock, and no shares of preferred stock based upon an assumed initial public offering price of $             per share. In addition, as of September 30, 2007, 5,741,217 shares of our common stock were subject to outstanding options, and 336,685 shares of our capital stock were subject to outstanding warrants that do not expire upon the completion of this offering. For more information on our capitalization, see “Capitalization” above.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and distribution of the liquidation preferences of any then outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

After the consummation of this offering and the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to the total number of authorized shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon each such series of preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments or payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change of control or other corporate action. Immediately after the completion of this offering, no shares of preferred stock will be outstanding, and we currently have no plans to issue any shares of preferred stock.

Warrants

At September 30, 2007, we had warrants outstanding to purchase 336,685 shares of our common stock at exercise prices ranging from $0.02 to $4.00 per share. These warrants will expire at various times between December 31, 2009 and October 18, 2015. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon exercise in the event of stock dividends, stock splits, reorganizations, reclassifications, consolidations and the like.

Registration Rights

The holders of an aggregate of 37,496,559 shares of our common stock, including shares of common stock issuable upon the automatic conversion of our preferred stock, are entitled to the following rights with respect to registration of the resale of such shares under the Securities Act pursuant to a shareholder rights agreement by and among us and certain of our stockholders.

Registration of shares of common stock in response to exercise of the following rights would result in the holders being able to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

The registration rights terminate upon the earlier of five years after completion of this offering, or with respect to the registration rights of an individual holder, when the holder of one percent or less of our outstanding common stock can sell all of such holder’s registrable securities in any three-month period without registration, in compliance with Rule 144 of the Securities Act or another similar exception.

Demand Registration Rights

If, at any time after the date that is 180 days following our initial public offering, the holders of at least 60% of the registrable securities request in writing that an amount of securities having a proposed aggregate offering price of at least $15,000,000 be registered, we may be required to register their shares. We are only obligated to effect two registrations in response to these demand registration rights for the holders of registrable securities. Depending on certain conditions, however, we may defer such registration for up to 90 days. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons.

Piggyback Registration Rights

If at any time we propose to register any shares of our common stock under the Securities Act after this offering, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their share of registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations.

Form S-3 Registration Rights

The holders of at least 10% of the registrable securities may request in writing that we effect a registration on Form S-3 under the Securities Act, when registration of our shares under Form S-3 becomes possible, and when the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $1,000,000, subject to certain exceptions. Depending on certain conditions, however, we may defer such registration for up to 90 days. We are only obligated to effect two registrations in response to these Form S-3 registration rights for the holders of registrable securities within any 12-month period.

Voting Rights

Under the provisions of our amended and restated certificate of incorporation to become effective upon completion of this offering, holders of our common stock are entitled to one vote for each share of common stock held by such holder on any matter submitted to a vote at a meeting of stockholders. In addition, our restated certificate of incorporation provides that certain corporate actions require the approval of our stockholders. These actions, and the vote required, are as follows:

•	the removal of a director requires the vote of a majority of the voting power of our issued and outstanding capital stock entitled to vote in the election of directors; and

•

the amendment of provisions of our restated certificate of incorporation relating to blank check preferred stock, the classification of our directors, the removal of directors, the filling of vacancies on our board of directors, cumulative voting, annual and special meetings of our stockholders and the amendment of certain provisions of our restated certificate of incorporation require the vote of sixty-six and two-thirds percent of our then outstanding voting securities.

Anti-Takeover Effects of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws That Will Become Effective Upon Completion of This Offering

Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to become effective upon completion of this offering include provisions that:

•	authorize the board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by the board of directors, the chairman of the board of directors, the chief executive officer or the president;

•

establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors;

•	provide that directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III with each class serving staggered terms;

•	specify that no stockholder is permitted to cumulate votes at any election of directors; and

•	require a super-majority of votes to amend certain of the above-mentioned provisions.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction that resulted in a stockholder becoming an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

The provisions of Delaware law, our restated certificate of incorporation and our amended and restated bylaws to become effective upon completion of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                         . The transfer agent’s address is                                                      , and its telephone number is                             .

Listing

We intend to apply to list our common stock on NYSE Arca.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of          shares of common stock will be outstanding, assuming that there are no exercises of options or warrants to purchase common stock that were outstanding as of September 30, 2007. Of these shares, all                      shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining 52,514,575 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

In addition, of the 5,741,217 shares of our common stock that were subject to stock options outstanding as of September 30, 2007, options to purchase 2,227,382 shares of common stock were vested as of September 30, 2007 and will be eligible for sale 180 days following the effective date of this offering.

Rule 144

In general, under Rule 144 as currently in effect, a person who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

We, all of our directors and officers and all holders of common stock or securities convertible into common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or hereinafter acquired, owned directly by us or them (including holding as a custodian) or with respect to which we or they have beneficial ownership within the rules and regulations of the SEC, whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. These agreements are subject to certain exceptions, and are also subject to extension for up to an additional 18 days, as set forth in “Underwriting” below.

Registration Rights

Upon completion of this offering, the holders of 37,496,559 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Registration Rights” under “Description of Capital Stock” above for additional information.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. We expect to file this registration statement as soon as practicable after this offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL UNITED STATES TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

The following is a general discussion of material United States federal income and estate tax considerations with respect to the acquisition, ownership and disposition of shares of our common stock applicable to non-United States holders. In general, a “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Generally, an individual may be treated as a resident of the United States in any calendar year for United States federal income tax purposes by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which he or she was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are taxed for United States federal income tax purposes as if they were citizens of the United States.

This discussion is based on current provisions of the Internal Revenue Code, final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of United States federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of United States state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the United States federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	certain United States expatriates; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the United States federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock should consult its own tax advisors.

Dividends

In general, dividends we pay, if any, to a non-U.S. holder will be subject to United States withholding tax at a rate of 30% of the gross amount. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our paying agent. Also, special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this United States trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to United States withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments. A non-U.S. holder of shares of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to United States federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Furthermore, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•

the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by United States source capital losses (even though the individual is not considered a resident of the United States);

•	the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of United States expatriates; or

•

we are or have been a United States real property holding corporation (a USRPHC) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have been in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to United States federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market.

United States Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

United States backup withholding tax is imposed (at a current rate of 28%) on certain payments to persons that fail to furnish the information required under the United States information reporting requirements. A non-U.S. holder of shares of our common stock will be subject to this backup withholding tax on dividends we pay unless the holder certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a United States office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a United States person;

•	a “controlled foreign corporation” for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are United States persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a United States trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

THE FOREGOING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Credit Suisse Securities (USA) LLC
UBS Securities LLC
Thomas Weisel Partners LLC
RBC Capital Markets Corporation

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional          shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase          additional shares.

Paid by 3PAR	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms at any time after the initial offering.

We and our officers, directors and holders of substantially all of our common stock or securities convertible into or exchangeable for shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” above for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on NYSE Arca.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares from us or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after the offering that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with, the conditions of any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275, except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our total expenses in this offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California. Members of Wilson Sonsini Goodrich & Rosati, Professional Corporation and investment funds associated with that firm hold 123,348 shares of our common stock.

EXPERTS

The financial statements as of March 31, 2006 and 2007 and for each of the three years in the period ended March 31, 2007 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1580, 100 F. Street, N.E. Washington, D.C. 20549. Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Securities Exchange Act of 1934. We intend to provide our stockholders with annual reports containing financial statements that have been audited by an independent registered public accounting firm and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each year. You may read and copy this information at the Public Reference Room of the SEC, 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

3PAR Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

3PAR Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows present fairly, in all material respects, the financial position of 3PAR Inc. and its subsidiaries at March 31, 2007 and March 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 16(b) presents fairly, in all material respects, the information set forth therein when read in conjunction with the accompanying consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” as of April 1, 2006 and changed the manner in which it accounts for share-based compensation in fiscal 2007.

/s/ PricewaterhouseCoopers LLP

San Jose, California

August 14, 2007, except for Note 14,

as to which the date is October 25, 2007

3PAR Inc.

CONSOLIDATED BALANCE SHEETS

	March 31,		September 30,	Pro Forma Stockholders’ Equity September 30, (Note 2)
	2006	2007	2007	2007
			(unaudited)
	(in thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$29,649	$16,722	$13,061
Short-term investments	7,624	17,988	17,184
Accounts receivable, net of allowance for doubtful accounts of $0 and $128 at March 31, 2006 and 2007, respectively, and $161 at September 30, 2007	12,030	19,037	24,687
Inventory	6,803	13,507	12,591
Deferred cost	1,005	3,012	3,914
Prepaid expenses and other current assets	417	1,203	3,785

Total current assets	57,528	71,469	75,222
Property, plant and equipment, net	2,860	5,988	7,270
Deferred cost, non-current	—	747	486
Other non-current assets	360	357	356

Total assets	$60,748	$78,561	$83,334

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Line of credit	$—	$5,830	$9,830
Accounts payable	3,416	7,957	7,421
Accrued liabilities	5,593	11,494	11,922
Deferred revenue	4,189	15,018	19,995
Accrued warranty	1,878	3,212	3,378
Current portion of notes payable	1,417	1,602	1,702

Total current liabilities	16,493	45,113	54,248
Long-term portion of notes payable	2,462	860	—
Accrued warranty, non-current	2,154	2,336	2,572
Deferred revenue, non-current	390	4,184	5,976
Other long-term liabilities	593	995	1,128

Total liabilities	22,092	53,488	63,924

Commitments and contingencies (Note 11)
Redeemable convertible preferred stock, $0.001 par value; 66,513,511 shares authorized; 33,256,720 shares issued and outstanding at March 31, 2006 and 2007, and September 30, 2007 (unaudited); liquidation preference: $94,343 at March 31, 2006 and 2007, and September 30, 2007 (unaudited); no shares issued and outstanding pro forma (unaudited)	94,343	94,343	94,343	$—

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 163,000,000 shares authorized; 18,913,070, 19,212,596 and 19,257,855 shares issued and outstanding at March 31, 2006 and 2007, and September 30, 2007 (unaudited), respectively, and 52,514,575 shares issued and outstanding pro forma (unaudited)	19	19	19	52
Additional paid-in capital	94,885	95,474	96,515	190,825
Stockholders’ notes receivable	(48)	(48)	(36)	(36)
Deferred stock-based compensation	(2,130)	(839)	(508)	(508)
Accumulated other comprehensive income (loss)	(12)	10	10	10
Accumulated deficit	(148,401)	(163,886)	(170,933)	(170,933)

Total stockholders’ equity (deficit)	(55,687)	(69,270)	(74,933)	$19,410

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$60,748	$78,561	$83,334

The accompanying notes are an integral part of these consolidated financial statements.

3PAR Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended March 31,			Six Months Ended September 30,
	2005	2006	2007	2006	2007
				(unaudited)
	(in thousands, except per share data)
Revenue:
Product	$23,698	$37,876	$64,977	$33,740	$49,898
Support	75	308	1,191	381	1,891

Total revenue	23,773	38,184	66,168	34,121	51,789
Cost of revenue:
Product	12,108	15,617	23,644	12,842	17,236
Support	27	104	228	85	455

Total cost of revenue(1)	12,135	15,721	23,872	12,927	17,691

Gross profit	11,638	22,463	42,296	21,194	34,098

Operating expenses:
Research and development(1)	15,203	18,459	24,519	10,201	16,716
Sales and marketing(1)	12,380	16,602	28,096	12,576	20,393
General and administrative(1)	2,043	3,390	6,104	2,627	4,266

Total operating expenses	29,626	38,451	58,719	25,404	41,375

Loss from operations	(17,988)	(15,988)	(16,423)	(4,210)	(7,277)
Other income (expense), net:
Interest income	447	341	1,767	890	838
Interest expense	(344)	(606)	(769)	(354)	(617)
Other income (expense), net	451	24	12	(43)	77

Total other income (expense), net	554	(241)	1,010	493	298
Loss before provision for income taxes	(17,434)	(16,229)	(15,413)	(3,717)	(6,979)
Provision for income taxes	—	(23)	(72)	(30)	(68)

Net loss	$(17,434)	$(16,252)	$(15,485)	$(3,747)	$(7,047)

Net loss per common share, basic and diluted	$(1.26)	$(1.01)	$(0.87)	$(0.21)	$(0.38)

Weighted-average shares used in computing basic and diluted net loss per common share	13,826	16,101	17,746	17,561	18,431

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.30)		$(0.14)

Weighted-average shares used in computing pro forma basic and diluted net loss per common share (unaudited)			51,003		51,688

(1) Includes stock-based compensation as follows:
Cost of revenues	$4	$96	$160	$70	$79
Research and development	29	692	591	312	410
Sales and marketing	17	403	439	210	412
General and administrative	31	730	577	325	264

The accompanying notes are an integral part of these consolidated financial statements.

3PAR Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY (DEFICIT)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in- Capital	Accumulated Other Comprehensive Loss	Share- holders Notes Receivable	Deferred Stock-based Compensation	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount
						(in thousands)
Balance at March 31, 2004	28,336	$64,435	14,687	$15	$90,478	$—	$(48)	$—	$(114,715)	$(24,270)
Exercise of stock options	—	—	4,463	4	6	—	—	—	—	10
Repurchase of common stock	—	—	(345)	—	(13)	—	—	—	—	(13)
Issuance of warrants	—	—	—	—	30	—	—	—	—	30
Deferred compensation related to issuance of common stock options	—	—	—	—	1,609	—	—	(1,609)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	81	—	81
Comprehensive loss:
Unrealized loss on available-for-sale investments	—	—	—	—	—	(160)	—	—	—	(160)
Net loss	—	—	—	—	—	—	—	—	(17,434)	(17,434)

Total comprehensive loss										(17,594)

Balance at March 31, 2005	28,336	64,435	18,805	19	92,110	(160)	(48)	(1,528)	(132,149)	(41,756)
Issuance of Series C-1 preferred stock, net of issuance cost of $92	4,921	29,908	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	169	—	64	—	—	—	—	64
Repurchase of common stock	—	—	(61)	—	(1)	—	—	—	—	(1)
Issuance of warrants	—	—	—	—	189	—	—	—	—	189
Deferred compensation related to issuance of common stock options	—	—	—	—	2,523	—	—	(2,523)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	1,921	—	1,921
Comprehensive loss:
Unrealized gain on available-for-sale investments	—	—	—	—	—	148	—	—	—	148
Net loss	—	—	—	—	—	—	—	—	(16,252)	(16,252)

Total comprehensive loss										(16,104)

Balance at March 31, 2006	33,257	94,343	18,913	19	94,885	(12)	(48)	(2,130)	(148,401)	(55,687)
Exercise of stock options	—	—	320	—	118	—	—	—	—	118
Repurchase of common stock	—	—	(20)	—	(5)	—	—	—	—	(5)
Stock-based compensation expense	—	—	—	—	476	—	—	—	—	476
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	1,291	—	1,291
Comprehensive loss:
Unrealized gain on available-for-sale investments	—	—	—	—	—	22	—	—	—	22
Net loss	—	—	—	—	—	—	—	—	(15,485)	(15,485)

Total comprehensive loss										(15,463)

Balance at March 31, 2007	33,257	94,343	19,213	19	95,474	10	(48)	(839)	(163,886)	(69,270)
Exercise of stock options (unaudited)	—	—	53	—	213	—	—	—	—	213
Repurchase of common stock (unaudited)	—	—	(8)	—	(8)	—	—	—	—	(8)
Stock-based compensation expense (unaudited)	—	—	—	—	836	—	—	—	—	836
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	—	—	331	—	331
Forgiveness of shareholder note receivable (unaudited)	—	—	—	—	—	—	12	—	—	12
Comprehensive loss:
Unrealized loss on available-for-sale investments (unaudited)	—	—	—	—	—	—	—	—	—	—
Net loss (unaudited)	—	—	—	—	—	—	—	—	(7,047)	(7,047)

Total comprehensive loss (unaudited)										(7,047)

Balance at September 30, 2007 (unaudited)	33,257	$94,343	19,258	$19	$96,515	$10	$(36)	$(508)	$(170,933)	$(74,933)

The accompanying notes are an integral part of these consolidated financial statements.

3PAR Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,			Six Months Ended September 30,
	2005	2006	2007	2006	2007
				(unaudited)
	(in thousands)
Cash flows from operating activities:
Net loss	$(17,434)	$(16,252)	$(15,485)	$(3,747)	$(7,047)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,855	1,670	2,177	858	1,449
Stock-based compensation expense	81	1,921	1,767	917	1,165
Gain on disposal of fixed assets	(8)	(11)	—	—	—
Non-cash interest expense	56	85	76	38	38
Amortization of premium (accretion of purchase discounts) on short-term investments, net	(99)	120	(329)	(111)	(328)
Provision for doubtful accounts	—	—	128	64	60
Provision for excess and obsolete inventory	135	93	528	127	255
Changes in assets and liabilities
Accounts receivable	(630)	(9,160)	(7,135)	1,573	(5,710)
Inventory	(5,245)	(24)	(7,232)	(2,819)	661
Deferred cost	162	(768)	(2,754)	668	(641)
Prepaid expenses and other current assets	(10)	(74)	(786)	(854)	(2,583)
Other assets	134	136	(3)	(8)	1
Accounts payable	1,159	1,124	4,541	(853)	(536)
Accrued liabilities	1,530	2,023	5,901	1,902	429
Deferred revenue	(327)	3,850	14,623	(1,447)	6,769
Accrued warranty	2,012	897	1,516	1,093	402
Other liabilities	(74)	571	402	437	134

Net cash used in operating activities	(16,703)	(13,799)	(2,065)	(2,162)	(5,482)

Cash flows from investing activities:
Sales and maturities of short-term investments	12,215	14,039	23,862	10,325	21,495
Purchases of short-term investments	(20,179)	(6,600)	(33,875)	(15,213)	(20,363)
Purchase of property and equipment	(1,695)	(1,485)	(5,305)	(3,238)	(2,731)
Proceeds from disposal of property and equipment	30	34	—	—	—
Restricted cash	279	300	6	6	—

Net cash provided by (used in) investing activities	(9,350)	6,288	(15,312)	(8,120)	(1,599)

Cash flows from financing activities:
Proceeds from issuance of common stock	10	64	118	40	213
Repurchase of common stock	(13)	(1)	(5)	(1)	(8)
Proceeds from issuance of redeemable convertible preferred stock	—	29,908	—	—	—
Proceeds from line of credit	—	2,400	8,500	4,000	6,500
Repayment on line of credit	—	(2,400)	(2,670)	(1,670)	(2,500)
Proceeds from notes payable	1,800	4,700	—	—	—
Repayment of notes payable	(2,559)	(3,071)	(1,493)	(732)	(785)

Net cash provided by (used in) financing activities	(762)	31,600	4,450	1,637	3,420
Net change in cash and cash equivalents	(26,815)	24,089	(12,927)	(8,645)	(3,661)
Cash and cash equivalents at beginning of period	32,375	5,560	29,649	29,649	16,722

Cash and cash equivalents at end of period	$5,560	$29,649	$16,722	$21,004	$13,061

Supplemental disclosure of cash flow information
Cash paid for interest	$288	$521	$648	$314	$540
Unrealized holding gain (loss) on short-term investments	$(160)	$148	$22	$20	$—

The accompanying notes are an integral part of these consolidated financial statements.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company

3PAR Inc. (the “Company”) began operations in May 1999 and is a provider of utility storage solutions for large to medium enterprises, business-oriented service providers, consumer-oriented Internet/Web 2.0 companies and government entities. Its utility storage products offer simple, efficient and scalable tiered storage arrays designed to enhance the economics and performance of storage. The Company’s utility storage solution is designed to provision storage services rapidly and simply, reduce administrative cost, improve server and storage utilization, lower power requirements and scale efficiently to support the continuous growth of data.

2. Summary of Significant Accounting Policies

Basis of Presentation and Liquidity

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP.

The Company has a limited operating history and at March 31, 2007 has an accumulated deficit of approximately $164 million. The Company believes that its existing cash balances will be sufficient to meet its anticipated capital requirements for the next 12 months. If the Company has a need for additional capital resources, it may be required to sell additional equity, secure additional lines of credit or obtain other third-party financing. The timing and amount of such capital requirements cannot be determined at this time and will depend on a number of factors, including demand for the Company’s products and changes in technology in the storage industry. There can be no assurance that such additional financing will be available on satisfactory terms when needed, if at all. Failure to raise such additional financing, if needed, could affect the Company’s ability to achieve its intended business objectives.

Unaudited Interim Financial Information

The accompanying consolidated balance sheet as of September 30, 2007, the consolidated statements of operations and of cash flows for the six months ended September 30, 2006 and 2007 and the consolidated statement of redeemable convertible preferred stock and stockholders’ equity (deficit) for the six months ended September 30, 2007 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include normal recurring adjustments, necessary to state fairly the Company’s financial position as of September 30, 2007 and operating results and cash flows for the six months ended September 30, 2006 and 2007. The financial data and other information disclosed in these notes to the financial statements related to the six month periods are unaudited. The results of the six months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending March 31, 2008 or for any other interim period or for any other future year.

Unaudited Pro Forma Stockholders’ Equity

If this offering is consummated, all of the outstanding shares of redeemable convertible preferred stock will automatically convert into 33,256,720 shares of common stock based on the shares of redeemable convertible preferred stock outstanding at September 30, 2007. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock, is set forth on the consolidated balance sheet.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Certain prior year amounts have been reclassified to conform to the current period presentation.

Use of Estimates

The preparation of these financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to provisions for doubtful accounts, inventory, useful lives of property and equipment, income taxes, the valuation of equity instruments and contingencies, among others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from the estimates made by management with respect to these and other items.

Foreign Currency Accounting

While the majority of the Company’s contracts are denominated in United States dollars, the Company has operating expenses in various foreign currencies. The functional currency of the Company’s subsidiaries in the United Kingdom, Germany and Japan is the United States dollar. Monetary assets and liabilities are translated using the current exchange rate at the balance sheet date. Nonmonetary assets and liabilities and capital accounts are remeasured using historical exchange rates. Revenues and expenses are translated using the average exchange rates in effect during the period. Foreign currency translation gains and losses, which have not been material to date, are included in the consolidated statements of operations.

Risks and Uncertainties

The Company is subject to all of the risks inherent in an early stage business operating in the information storage industry. These risks include, but are not limited to, a limited operating history, new and rapidly evolving markets, a lengthy sales cycle, dependence on the development of new products and services, unfavorable economic and market conditions, competition from larger and more established companies, limited management resources, dependence on a limited number of contract manufacturers and suppliers and the changing nature of the information storage industry. Failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer or supplier requirements, or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of products and services, would have a material adverse effect on the Company’s business and operating results.

Fair Value of Financial Instruments

The reported amounts of the Company’s financial instruments including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. The reported amounts of notes payable

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approximate fair value as the interest rates on these instruments approximate borrowing rates available to the Company for loans with similar terms.

Cash and Cash Equivalents

The Company considers all highly liquid marketable securities purchased with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents comprise demand deposits, money market funds and commercial paper and are stated at cost, which approximates fair value. The Company deposits cash and cash equivalents with high credit quality financial institutions.

Short-Term Investments

Investments comprise marketable securities that consist primarily of United States government and agency securities, commercial paper, and corporate bonds, with original maturities beyond three months. All marketable securities are held in the Company’s name with a major financial institution. All securities have maturities of less than one year from date of purchase. All of the Company’s marketable securities are classified as available-for-sale securities in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting For Certain Investments in Debt and Equity Securities, and are carried at fair market value with unrealized gains and losses, net of taxes, reported as a separate component of stockholders’ equity (deficit).

Restricted Cash

The Company had restricted cash balances classified as other non-current assets of $339,000, $333,000 and $333,000 (unaudited) as security for three standby letters of credit in connection with certain leased facilities as of March 31, 2006 and 2007, and September 30, 2007, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable. The Company deposits cash and cash equivalents with high credit quality financial institutions. The Company has not experienced any losses on its deposits of its cash and cash equivalents.

The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. The Company reviews the expected collectibility of accounts receivable and records an allowance for doubtful accounts receivable and to date such losses have been within management’s expectations.

One customer represented 20%, 39% and 14% (unaudited) of total accounts receivable as of March 31, 2006 and 2007 and September 30, 2007, respectively.

No customer represented 10% or more of total revenue for the year ended March 31, 2007. One customer represented 11% and one customer represented 10% of total revenue for the year ended March 31, 2006. Two customers each represented 12% of total revenue for the year ended March 31, 2005. Three customers represented 14%, 14% and 13%, respectively, of total revenue for the six months ended September 30, 2007 (unaudited). No customer represented 10% or more of total revenue for the six months ended September 30, 2006 (unaudited). The loss of any of these customers could have a material adverse effect on the Company’s results of operations and cash flows.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provision for Doubtful Accounts

The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectibility of its accounts receivable. In estimating the allowance for doubtful accounts, management considers, among other factors, (i) the aging of the accounts receivable, including trends within and ratios involving the age of the accounts receivable, (ii) the Company’s historical write-offs, (iii) the credit-worthiness of each customer, (iv) the economic conditions of the customer’s industry and (v) general economic conditions. In cases where the Company is aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due from that customer, and thereby reduces the net recognized receivable to the amount the Company reasonably believes will be collected.

Inventory

Inventory is stated at the lower of cost or market. Cost is computed using the standard cost method, which approximates actual cost, on a first in, first out basis. The Company records inventory write-downs for excess and obsolete inventory based primarily on future demand forecasts. At the point of loss recognition, a new lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Deferred Costs

When the Company’s products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria in SOP 97-2 (see “Revenue Recognition” below), the Company also defers the related inventory costs for the delivered items.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Repairs and maintenance cost are expensed as incurred. Depreciation is computed using the straight line method over the estimated useful lives of the assets. The estimated useful life of each asset category is as follows:

Computer equipment	3 years
Computer software	5 years
Machinery and equipment	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of the lease term or 5 years

Upon retirement or sale, the cost of assets disposed of and related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

The Company accounts for impairment of property and equipment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

asset exceeds its estimated undiscounted future net cash flows, an impairment charge is recognized based on the amount by which the carrying value of the asset exceeds the fair value of the asset. The Company did not recognize impairment charges in any of the periods presented.

Revenue Recognition

The Company derives its revenue from sales of storage solutions that include hardware, software and related support. Because the embedded software of its storage solution is deemed to be more than incidental to the product as a whole, the Company accounts for revenue for the entire sale in accordance with the guidance provided by AICPA Statement of Position, or SOP 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions.

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed or determinable, collection of the resulting receivable is reasonably assured and, if applicable, upon satisfaction of evaluation criteria or expiration of the evaluation period, as the case may be. The Company’s fees are considered fixed or determinable at the execution of an agreement, which comprises the final terms of sale including the description, quantity and price of each product purchased. The Company’s sales arrangements with customers and resellers do not include rights of return or rebates and to date, product returns have been negligible. The Company assesses its ability to collect from its customers based on a number of factors, including creditworthiness of the customer and past transaction history.

Prior to March 2007, the Company provided only basic and premium hardware warranty and software warranty, which was limited to bug fixes for any non-conforming software products. The Company also offered an extended hardware and software warranty after the initial contract term. The Company recognized as product revenue all revenue associated with sales of its products at the time of shipment or installation, depending on the terms of the arrangement, provided that all other revenue recognition criteria were met. In accordance with FASB Technical Bulletin 90-1, or FTB 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts, the Company recognized revenue relating to its premium hardware warranty and extended hardware and software warranties ratably as support revenue over the warranty period, which was typically three years for premium warranty and one year from termination of the basic warranty for extended warranty.

In March 2007, in anticipation of evolving customer requirements for software support, the Company changed its product offering from a software warranty model to a software support model. Under the software support model, the customer receives, in addition to bug fixes, unspecified software upgrades and enhancements, on a when-and-if available basis, over the term of the support period. Commencing in March 2007, all systems are sold together with software support. This new software support is considered post-contract customer support, or PCS, under SOP 97-2.

The Company’s sales are comprised of multiple elements, which include hardware, software and PCS. The Company allocates revenue to each element of the sale based on VSOE of fair value. If the only undelivered element is PCS, revenue is allocated to the hardware and software elements of the sale using the residual method. Under the residual method, when PCS is the only undelivered element, the Company defers revenue from the sale equivalent to the VSOE of fair value of the PCS, or the undelivered element, and applies any discounts to the hardware and software elements in accordance with the provisions of SOP 97-2, as amended by SOP 98-9. VSOE of fair value of the PCS within a sale is based upon stated renewal rates included within the evidence of arrangement with the customer.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the month of March 2007, the Company did not have VSOE of fair value for its new software support model. Accordingly, the Company is recognizing all of the hardware and support revenue from transactions that included software support during the month of March 2007 as product revenue ratably over the support period. The support period for these transactions was typically three years. Product revenue that was not recognized ratably was for additional products for existing systems that did not include software support.

During the first quarter of fiscal 2008, the Company established VSOE of the fair value for software support based on stated renewal rates offered to customers within the arrangement. As a result, beginning in the first quarter of fiscal 2008, the Company applied the residual method, as allowed by SOP 98-9, to revenue recognition of the software support. The Company defers revenue recognition of the software support and recognizes it on a straight-line basis over the support period, which is primarily one year. The Company allocates the remainder of the revenue associated with the sale to product revenue using the residual method. Premium and extended hardware warranties continue to be classified as support revenue.

The Company typically recognizes product revenue upon installation for transactions sold directly to end users, provided that the remaining revenue recognition criteria discussed above are satisfied. In cases where the arrangement includes acceptance criteria, the Company recognizes revenue upon the earlier of receipt of customer acceptance or the lapse of the acceptance period. For sales through its resellers, the Company generally recognizes product revenue upon shipment, based on freight terms of FOB Shipping Point or FOB Destination, assuming all other criteria for revenue recognition discussed above have been satisfied.

Capitalized Software Development Costs

The Company accounts for software development costs intended for sale in accordance with SFAS No. 86, Accounting for Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“SFAS 86”). SFAS 86 requires product development costs to be charged to expense as incurred until technological feasibility is attained and all other research and development activities for the hardware components of the product have been completed. Technological feasibility is attained when the Company’s software has completed the planning, design and testing phase of development and has been determined viable for its intended use, which typically occurs when beta testing commences. The time between the attainment of technological feasibility and the completion of software development has historically been relatively short with immaterial amounts of development costs incurred during this period. Accordingly, the Company has not capitalized any software development costs during the periods presented.

Advertising

All advertising costs are expensed as incurred. Advertising expenses were $1,000, $12,000 and $197,000 for the years ended March 31, 2005, 2006 and 2007, respectively and $32,000 (unaudited) and $124,000 (unaudited) for the six months ended September 30, 2006 and 2007, respectively.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with SFAS 109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carry- forwards, if it is more likely than not that the tax benefits will be realized. To the extent a deferred tax asset cannot be recognized under the preceding criteria, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

As described in Note 7, effective April 1, 2007, the Company adopted FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.

Stock-Based Compensation and Related Change in Accounting Principle

Prior to the adoption of SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123R”), the Company accounted for share-based payment awards using the intrinsic value method in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees (“APB 25”). Under the intrinsic value method, compensation expense is based on the difference, if any, on the date of the grant, between the estimated fair value of the Company’s common stock and the exercise price of options to purchase that stock. The Company amortizes stock-based compensation expense resulting from the application of APB 25 over the vesting period of the options, using an accelerated basis, in accordance with FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.

Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R, using the prospective transition method, which requires the application of the provisions of SFAS 123R only to share-based payment awards granted, modified, repurchased, or cancelled on or after the adoption date. Under this method, the Company recognizes stock-based compensation expense for all share-based payment awards granted after March 31, 2006 in accordance with SFAS 123R. The stock-based compensation expense is then amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. SFAS 123R supersedes the previous accounting requirements under APB 25, and also amends SFAS No. 95, Statement of Cash Flows. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 107 providing supplemental implementation guidance for SFAS 123R. The Company has applied the provisions of SAB No. 107 in its adoption of SFAS 123R. The Company’s financial results for the fiscal year ended March 31, 2007 and the six months ended September 30, 2007, reflect the impact of the adoption of SFAS 123R.

Upon adoption of SFAS 123R, the Company selected the Black-Scholes option pricing model as the most appropriate method for determining the estimated fair value for share-based awards. The Black-Scholes model requires the use of highly subjective and complex assumptions to determine the fair value of share-based awards, including the option’s expected term and the expected volatility of the underlying stock over the expected term of the related grants. The value of the portion of the post adoption award that is ultimately expected to vest is recognized as expense over the requisite service (vesting) periods on a straight-line basis in the Consolidated Statements of Operations and the expense is reduced for estimated forfeitures. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For options granted after March 31, 2006, we determined the fair value at the date of grant using the Black-Scholes option valuation model and the following weighted average assumptions:

	Year Ended March 31, 2007	Six Months Ended September 30, 2007
		(unaudited)
Risk-free interest rate	4.81%	4.58%
Expected term (in years)	4.18	4.33
Dividend yield	0%	0%
Volatility	47%	42%

The risk-free interest rate for the expected term of the option is based on the yield available on United States Treasury Zero Coupon issues with an equivalent expected term. The expected term represents the period of time that share-based awards are expected to be outstanding, giving consideration to the contractual terms of the awards, vesting schedules and expectations of future employee behavior. Given the Company’s limited operating history, comparable companies from a representative peer group selected on industry data were used to determine the expected term. The computation of expected volatility was based on the historical volatility of comparable companies from a representative peer group selected based on industry data. As required by SFAS 123R, management made an estimate of expected forfeitures and is recognizing stock-based compensation costs only for those equity awards that the Company expects to vest.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from non-employees in accordance with the consensus reached by the Emerging Issues Task Force (“EITF”) in Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Costs are measured at the fair market value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of (i) the date on which there first exists a firm commitment for performance by the provider of goods or services or (ii) on the date performance is complete, using the Black Scholes pricing model.

Comprehensive Income (Loss)

The provisions of SFAS No. 130, Reporting Comprehensive Income, require companies to classify items of other comprehensive income (loss) by their nature in the financial statements and display the accumulated balance of other comprehensive income (loss) separately from retained earnings and additional paid in capital in the equity section of the balance sheet. Comprehensive income (loss) for each period presented is set forth in the Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit).

Recent Accounting Pronouncements

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements (“SFAS 154”). SFAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, voluntary changes in accounting principles were generally required to be recognized by way of a

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

cumulative effect adjustment within net income during the period of the change. SFAS 154 requires retrospective application to prior periods’ financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the statement does not change the transition provisions of any existing accounting pronouncements. The adoption of SFAS 154 on April 1, 2006 did not have a material effect on the Company’s financial position, results of operations or cash flows.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FIN 48, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the Company’s 2008 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. The impact on the Company of adopting this standard on April 1, 2007 is described in Note 7.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for fiscal years ending after November 15, 2006, as such the Company was required to adopt SAB 108 effective April 1, 2007. The adoption of SAB 108 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. As a result of SFAS 157 there is now a common definition of fair value to be used throughout GAAP. The FASB believes that the new standard will make the measurement of fair value more consistent and comparable and improve disclosures about those measures. The Company is required to adopt SFAS 157 effective April 1, 2008. The Company does not believe the adoption of SFAS 157 will have a material effect on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”), including an amendment of FASB Statement No. 115. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS 159 does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. The Company is required to adopt SFAS 159 effective April 1, 2008. The Company does not expect the adoption of SFAS 159 to have a material effect on its financial position, results of operations or cash flows.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Net Loss Per Common Share

The Company applies the provisions of EITF Issue No. 03-6, Participating Securities and the Two—Class Method under FASB Statement 128 (“EITF No. 03-6”), which established standards regarding the computation of earnings per share by companies with participating securities or multiple classes of common stock. The Company’s redeemable convertible preferred stock are participating securities due to their participation rights related to cash dividends declared by the Company as described in Note 8.

EITF No. 03-6 requires net loss attributable to common stockholders for the period to be allocated to common stock and participating securities to the extent that the securities are required to share in the losses. The Company’s redeemable convertible preferred stock does not have a contractual obligation to share in losses of the Company. As a result, basic net loss per share is calculated by dividing net loss by the weighted average shares of common stock outstanding during the period that are not subject to vesting provisions.

The following table sets forth the computation of net loss and pro forma net loss per common share:

	Years Ended			Six Months Ended
	March 31, 2005	March 31, 2006	March 31, 2007	September 30, 2006	September 30, 2007
				(unaudited)
	(in thousands)
Net loss used in computing basic, diluted and pro forma net loss per common share	$(17,434)	$(16,252)	$(15,485)	$(3,747)	$(7,047)

Weighted-average shares outstanding net of weighted-average common shares subject to repurchase	13,826	16,101	17,746	17,561	18,431

Net loss per common share, basic and diluted	$(1.26)	$(1.01)	$(0.87)	$(0.21)	$(0.38)

Basic and diluted weighted-average shares used above			17,746		18,431
Pro forma adjustments to reflect assumed conversion of redeemable convertible preferred stock (unaudited)			33,257		33,257

Weighted-average shares used in computing pro forma basic and diluted net loss per common share (unaudited)			51,003		51,688

Pro forma net loss per common share, basic and diluted (unaudited)			$(0.30)		$(0.14)

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following outstanding options, common stock subject to repurchase, warrants to purchase common stock and redeemable convertible preferred stock were excluded from the computation of diluted net loss per common share for the periods presented because including them would have had an antidilutive effect:

	March 31,			September 30,
	2005	2006	2007	2006	2007
				(unaudited)
	(in thousands)
Options to purchase common stock	833	2,812	4,159	3,589	5,741
Common stock subject to repurchase	3,521	1,540	973	1,207	657
Warrants to purchase common stock	167	337	337	337	337
Redeemable convertible preferred stock (as converted basis)	28,336	33,257	33,257	33,257	33,257

Pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of the Company’s convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

4. Balance Sheet Components

	March 31,		September 30,
	2006	2007	2007
			(unaudited)
	(in thousands)
Inventory:
Raw materials	$3,450	$7,863	$6,480
Work in process	2,406	3,751	3,610
Finished goods	947	1,893	2,501

Total	$6,803	$13,507	$12,591

	March 31,		September 30,
	2006	2007	2007
			(unaudited)
	(in thousands)
Property, plant and equipment:
Computer equipment	$12,198	$15,695	$16,885
Computer software	1,617	2,030	2,045
Machinery and equipment	1,026	1,381	1,557
Furniture and fixtures	815	976	1,056
Leasehold improvements	1,971	2,813	4,066

	17,627	22,895	25,609
Less: accumulated amortization and depreciation	(14,767)	(16,907)	(18,339)

Total	$2,860	$5,988	$7,270

Depreciation and amortization expense totaled $1.9 million, $1.7 million and $2.2 million for the years ended March 31, 2005, 2006 and 2007, respectively, and $858,000 (unaudited) and $1.4 million (unaudited) for the six months ended September 30, 2006 and 2007, respectively.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31,		September 30,
	2006	2007	2007
			(unaudited)
	(in thousands)
Accrued liabilities:
Payroll and related expenses	$3,426	$6,789	$7,302
Sales and use taxes	934	1,455	1,426
Other	1,233	3,250	3,194

Total	$5,593	$11,494	$11,922

	March 31,		September 30,
	2006	2007	2007
			(unaudited)
	(In thousands)
Deferred Revenue:
Product	$3,690	$10,595	$13,475
Support	499	1,157	3,807
Ratable product and related support	—	3,266	2,713

Total deferred revenue, current	4,189	15,018	19,995
Support, Long-term	390	1,103	3,957
Ratable product and related support, long-term	—	3,081	2,019

Total deferred revenue, long term	390	4,184	5,976

Total deferred revenue	$4,579	$19,202	$25,971

Deferred product revenue relates to arrangements where not all revenue recognition criteria have been met. Deferred support revenue primarily represents customer payments made in advance for support contracts and revenue is recognized ratably over the support period, which typically ranges from one to three years. Deferred ratable product revenue consists of revenue on transactions where VSOE of fair value of the PCS has not been established and the entire arrangement fee is being recognized ratably over the support period, which typically is three years.

5. Short-term Investments

The following tables summarize the available-for-sale securities presented as short-term investments:

	March 31, 2006
	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
United States Government and agency securities	$6,497	$—	$(8)	$6,489
Commercial paper	696	—	—	696
Corporate debt securities	443	—	(4)	439

Total short-term investments	$7,636	$—	$(12)	$7,624

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	March 31, 2007
	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)
United States Government and agency securities	$7,731	$15	$(1)	$7,745
Commercial paper	7,752	—	—	7,752
Corporate debt securities	2,495	—	(4)	2,491

Total short-term investments	$17,978	$15	$(5)	$17,988

	September 30, 2007
	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(unaudited)
	(in thousands)
United States Government and agency securities	$1,800	$1	$—	$1,801
Commercial paper	9,019	—	—	9,019
Corporate debt securities	6,368	—	(4)	6,364

Total short-term investments	$17,187	$1	$(4)	$17,184

6. Debt Obligations and Line of Credit

Equipment Loan

In March 2002, the Company entered into an equipment loan with a financial institution for borrowings of up to $7.0 million. Under this loan, the Company signed four promissory notes with total borrowings of $6.2 million. Borrowings under this loan bore interest annually at rates ranging from 13.373% to 13.452% and were required to be repaid in equal monthly installments over 34 months. The loan was collateralized by a lien on all of the Company’s personal property. In connection with this loan, the Company issued warrants to purchase common stock (Note 9). The fair value of the warrants of $225,000 was recorded as a discount to the loan and was amortized as interest expense over the period of the loan. The Company paid off the loan in June 2005.

Term Loans

In September 2004, the Company entered into a term loan and security agreement for a credit facility of up to $2.5 million. Under the agreement, the Company had taken advances of $2.5 million. The borrowings accrued interest at a fixed rate per annum equal to the greater of (i) the Prime Rate in effect on the funding date plus 4.75% or (ii) 9%. The Company was required to repay the borrowings in 36 equal monthly installments. The agreement was collateralized by a first priority security interest in collateral subject to permitted liens. In connection with the facility, the Company issued warrants to purchase common stock (Note 9). The fair value of the warrants of $30,000 was recorded as a discount to the loan and amortized as interest expense over the period of the loan. The Company paid off the loan in March 2006.

Notes Payable

In June 2005 and under amendments through May 2007, the Company entered into a loan and security agreement with a financial institution for borrowings of up to $6.0 million (the “Notes

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payable”). The borrowings were available through March 31, 2006. Borrowings under this agreement bear interest at the 3-year Treasury Note rate plus 5.97%, fixed at the time of advance. The Company had borrowed an aggregate of $4.0 million on three notes through March 31, 2006. Each note is repayable ratably over a 30 month period from the date of the borrowing. The interest payable on these notes ranges from 9.66% to 10.28% per annum. The notes are collateralized by an interest in all of the Company’s assets, excluding intellectual property. The Company is not permitted to sell its intellectual property other than to issue a nonexclusive license in the ordinary course of business.

In connection with these notes payable, the Company issued warrants to purchase common stock in June, August and October of 2005 (Note 9). The aggregate fair value of the warrants of $190,000 has been recorded as a discount to the notes payable and is being amortized as interest expense over the period of the borrowings.

Future maturities for the notes payable as of March 31, 2007 are as follows:

Years ending March 31,	(in thousands)
2008	$1,820
2009	910

Total minimum payments	2,730
Less: Amount representing interest	(209)
Less: Amount representing unamortized warrant expense	(59)

2,462
Less: Current portion of notes payable	(1,602)

Long term portion of notes payable	$860

Line of Credit

In connection with the Notes Payable, the Company was granted an additional $6.0 million revolving line of credit which provides for borrowings of up to 80% of eligible domestic accounts receivable. In fiscal 2007, the Company was extended an additional $6.0 million under its revolving line of credit and the total borrowing capacity increased to $12.0 million. The interest rate on the line of credit varies between prime rate plus 1%-2% based on certain minimum tangible net worth levels of the Company. Under the terms of the revolving line of credit the Company is required to maintain a minimum tangible net worth level of $1.5 million and was in compliance as of September 30, 2007. The line of credit expires on March 31, 2008. In fiscal year 2006, the Company borrowed and repaid $2.4 million under the revolving line of credit. In fiscal 2007, the Company borrowed $8.5 million under the revolving line of credit, $5.8 million of which remains outstanding at March 31, 2007.

The revolving line of credit is collateralized along with the notes payable by an interest in all of the Company’s assets, excluding intellectual property. The Company is not permitted to sell its intellectual property other than to issue a nonexclusive license in the ordinary course of business.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Income Taxes

The components of the provision for income taxes for the years ended March 31, 2005, 2006 and 2007 are as follows:

	Years Ended March 31,
	2005	2006	2007
	(in thousands)
Current
Domestic	$—	$—	$—
International	—	23	72

Total provision for income taxes	$—	$23	$72

The tax effects of temporary differences that give rise to significant portions of deferred tax assets as of March 31, 2006 and 2007 are as follows:

	Years Ended March 31,
	2006	2007
	(in thousands)
Net operating loss carryforwards	$50,273	$53,753
Tax credits	5,505	7,006
Accruals and reserves	3,136	4,789
Amortization of capitalized research and development	1,505	1,289
Fixed assets	644	630
Other	364	635

Total deferred tax assets	61,427	68,102

Valuation allowance	(61,427)	(68,102)

Net deferred tax assets	$—	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that all or some portion of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income in the period in which those temporary differences and the net operating loss carryforwards are deductible.

Based on the available objective evidence, including the fact that the Company has generated losses since inception, management believes it is more likely than not that the deferred tax assets will not be realized. Accordingly, the Company has provided a full valuation allowance against its deferred tax assets as of March 31, 2006 and 2007.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The differences between the provision (benefit from) income taxes computed at the federal statutory rate of 34% and the Company’s actual provision for income taxes for the years ended March 31, 2005, 2006 and 2007 are as follows:

	March 31,
	2005	2006	2007
Income tax (benefit) at federal rate	(34.0)%	(34.0)%	(34.0)%
Losses not benefited	39.1	35.3	36.9
Tax credits	(5.5)	(3.4)	(5.3)
Non-deductible stock compensation	—	2.1	2.2
Foreign taxes	—	0.1	0.5
Other	0.4	0	0.2

Total	0.0%	0.1%	0.5%

As of March 31, 2007, the Company had approximately $144 million and $80 million of federal and state net operating loss carryforwards available to reduce future taxable income. These carryforwards expire between 2019 and 2026 for federal purposes and between 2011 and 2018 for state purposes. Under Section 382 of the Internal Revenue Code, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. The use of the Company’s net operating losses is subject to certain limitations and may be subject to further limitations as a result of changes in ownership as defined by federal and state tax law.

The Company also had approximately $3.8 million and $4.6 million of federal and state research and development tax credit carryovers at March 31, 2007. The federal research and development tax credit carryovers will begin to expire in 2020. The state research and development tax credit carryovers can be carried forward indefinitely.

Effective April 1, 2007, the Company adopted FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109. FIN 48 provides a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under FIN 48, a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. The cumulative effect of adopting FIN 48 is recorded as an adjustment to the opening balance of its accumulated deficit on the adoption date. As a result of the implementation of FIN 48, the Company recognized no change in the liability for unrecognized tax benefits related to tax positions taken in prior periods, and no corresponding change in the accumulated deficit. Additionally, the Company made no reclassifications between current taxes payable and long-term taxes payable upon adoption of FIN 48.

At the adoption date of April 1, 2007, the Company had $2.1 million of unrecognized tax benefits, none of which would affect its income tax expense if recognized to the extent that the Company

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

continues to maintain a full valuation allowance against its deferred tax assets. There was no material change to the Company’s unrecognized tax benefits at September 30, 2007. The Company estimates that there will be no material changes in its uncertain tax positions in the next 12 months.

The Company recognizes interest and penalties related to income tax matters as part of the provision for income taxes. To date, the Company has incurred no such charges.

The Company files annual income tax returns in the United States (“U.S.”) federal jurisdiction, various U.S. state and local jurisdictions, and in various foreign jurisdictions. The Company remains subject to tax authority review for all jurisdictions for all years.

8. Redeemable Convertible Preferred Stock

The Company’s certificate of incorporation authorizes the issuance of 33,256,720 shares of preferred stock, $0.001 par value per share.

In February 2004, in connection with the issuance of 17,013,417 shares of Series B-1 preferred stock, all outstanding shares of Series A, B and C preferred stock were converted into 2,027,975 shares of Series A-2 preferred stock, 9,294,215 shares of Series A-3 preferred stock and 4,921,113 shares of common stock. In connection with this conversion, $88.2 million was reclassified from “redeemable convertible preferred stock” to “common stock” representing the excess of the carrying value of the Series A, B and C preferred stock over the fair value of the Series A-2 and A-3 preferred stock. In March 2006, the Company issued 4,921,113 shares of Series C-1 preferred stock.

Preferred stock at March 31, 2007 consists of the following:

	Shares		Liquidation Amount
Series	Authorized	Outstanding
A-2	4,055,971	2,027,975	$32,448
A-3	18,588,448	9,294,215	—
B-1	34,026,853	17,013,417	31,987
C-1	9,842,239	4,921,113	29,908

		33,256,720	$94,343

Dividend Rights

The holders of Series A-2, A-3 and B-1 preferred stock shall be entitled to receive on a pari passu basis dividends at the rate of $0.188013 per share per annum and the holders of Series C-1 preferred stock shall be entitled to receive dividends at the rate of $0.6096174 per share (as adjusted for stock splits, stock dividends, recapitalizations and the like) per annum, payable out of funds legally available, prior and in preference to any declaration or payment of any dividend on common stock. Such dividends shall be payable only when, as and if declared by the board of directors and shall be noncumulative.

No dividends (other than those payable solely in common stock) shall be paid on common stock unless (i) all of the dividends contemplated by the preceding paragraph have been paid or declared and set apart during that fiscal year and (ii) at the same time an equivalent dividend with respect to

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

each series of preferred stock (based on the number of shares of the common stock into which the preferred stock is then convertible) has been paid.

Liquidation Preference

Upon liquidation of the Company, either voluntary or involuntary (including a liquidation event, which is determined as a sale of all or substantially all of the assets of the Company, including a merger or consolidation of the Company with or into any other entity), holders of Series A-2, B-1 and C-1 preferred stock shall be entitled to receive on a pari passu basis, prior and in preference to any distribution of any assets or property of the Company to the holders of common stock or any series of preferred stock (other than Series A-2, B-1 and C-1 preferred stock) the amount of $16.00 (Series A-2), $1.88013 (Series B-1) and $6.096174 (Series C-1) for each share held. If the assets and property are insufficient, then the entire assets and property legally available for distribution shall be distributed ratably among holders of Series A-2, B-1 and C-1 preferred stock in proportion to the aggregate amount otherwise payable to each holder. After all above distributions, the remaining amounts shall be distributed among the holders of Series A-2 (assuming conversion of all Series A-3 preferred stock into Series A-2 preferred stock), B-1 and C-1 preferred stock and common stock pro rata based on the number of shares of common stock held by each (assuming conversion of all such preferred stock) provided that (i) the holders of Series A-2 (assuming conversion of all Series A-3 preferred stock into Series A-2 preferred stock) shall, with respect to each such holder, stop participating once such holder has received with respect to the aggregate shares of Series A-2 (assuming conversion of all Series A-3 preferred stock into Series A-2 preferred stock) then held by such holder aggregate total payments of an amount equal to the product of $16.00 multiplied by the number of shares of Series A-2 preferred stock then held by such holder (as adjusted for stock splits, stock dividends, recapitalizations and the like), (ii) the holders of Series B-1 preferred stock shall stop participating once they have received with respect to each share of Series B-1 preferred stock total payments of an amount equal to $1.880130 per share (as adjusted for stock splits, stock dividends, recapitalizations and the like) and (iii) the holders of Series C-1 preferred stock shall stop participating once they have received with respect to each share of Series C-1 preferred stock total payments of an amount equal to $6.096174 per share (as adjusted for stock splits, stock dividends, recapitalizations and the like).

Redemption

Holders of preferred stock have no rights related to the redemption of their stock.

Conversion

Each share of Series A-2, B-1 and C-1 preferred stock shall be convertible at the option of the holder at any time after the date of issuance of such share, into such number of fully paid and nonassessable shares of common stock as is determined (i) in the case of Series A-2 and B-1 by dividing $1.88013 by the conversion price in effect at the date of conversion and (ii) in the case of Series C-1 by dividing $6.096174 by the conversion price in effect at the date of conversion. Unless an automatic conversion has occurred then no shares of Series A-3 preferred stock shall be convertible until such time as no shares of Series A-2 preferred stock are then outstanding. In the event no shares of Series A-2 preferred stock remain outstanding then each share of Series A-3 shall be convertible at the option of the holder into such number of fully paid and nonassessable shares of common stock as is determined by dividing $1.88013 by the conversion price in effect at the date of conversion. The

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

price at which shares of common stock shall be deliverable upon conversion of the Series A-2, A-3 and B-1 preferred stock shall initially be $1.88013 and for Series C-1 shall initially be $6.096174.

Automatic Conversion

Each share of Series A-2, A-3, B-1 and C-1 preferred stock shall automatically convert into shares of common stock at the effective conversion price upon (i) the closing of an initial public offering with net aggregate proceeds equal to or exceeding $30 million and at a price equal to or exceeding $12.18 per share, or (ii) the date specified by written agreement of holders of at least 60% of Series A-2, A-3, B-1 and C-1 preferred stock then outstanding, voting together as a single class, on an as-converted basis.

Voting Rights

Except as otherwise required by law, each share of common stock issued and outstanding shall have one vote. Except as otherwise required by law, and except as specifically set forth elsewhere in the Company’s certificate of incorporation, the shares of preferred stock shall be voted equally with the shares of the Company’s common stock at any annual or special meeting of shareholders of the Company, or may act by written consent in the same manner as the Company’s common stock, upon the following basis (which shall also apply in the case of any votes or consents of the preferred stock voting together as a single class): each holder of shares of preferred stock shall be entitled to such number of votes for the preferred stock held by such holder on the record date fixed for such meeting, or on the effective date of such written consent, as shall be equal to the largest number of whole shares of the Company’s common stock into which all of such holder’s shares of preferred stock are convertible immediately after the close of business on the record date fixed for such meeting or on the effective date of such written consent.

Voting for Directors

After such time as any shares of Series B-1 preferred stock are outstanding, the holders of the shares of Series A-2 and A-3 preferred stock voting as a single class on an as-converted basis shall be entitled to elect two directors and the holders of the shares of Series B-1 preferred stock voting as a separate class on an as-converted basis shall be entitled to elect one director. The holders of common stock voting as a separate class shall be entitled to elect two directors. Any remaining directors shall be elected by the holders of the preferred and common stock. A director may be removed from the board of directors with or without cause by the vote or consent of the holders of the outstanding class or series with voting power entitled to elect such director in accordance with the General Corporations Law of the State of Delaware.

Protective Provisions

In addition to any other rights provided by law, so long as any Series A-2, A-3, B-1 and C-1 preferred stock shall be outstanding, the Company shall not, without first obtaining the affirmative vote or written consent of the holders of not less than 60% of such outstanding shares of Series A-2, A-3, B-1 and C-1 preferred stock voting as a single class:

(a)	amend or repeal any provision of, or add any provision to, the Company’s certificate of incorporation or bylaws if such action would amend, waive, alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of any series of preferred stock,

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)	increase or decrease the authorized number of shares of any series of preferred stock,

(c)	authorize or issue shares of any series or class of stock, or reclassify any outstanding shares into any series or class of stock, having any preference or priority superior to or on a parity with any such preference or priority of the preferred stock, or authorize shares of stock of any class or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock of the Company having any preference or priority superior to or on a parity with any such preference or priority of the preferred stock,

(d)	apply any of its assets to the redemption, retirement, purchase or acquisition directly or indirectly, through subsidiaries or otherwise, of any of its capital stock, except from officers, directors or employees of or consultants to the Company upon termination of employment, directorship or consulting relationship pursuant to the terms of stock purchase agreements or restricted stock purchase agreements entered into with such officers, directors, employees or consultants, which were approved by the board of directors,

(e)	effect in any transaction or series of transactions (i) a merger or consolidation of the Company with or into any other entity (but excluding any merger effected solely for the purpose of reincorporating into another state) or a merger of any other entity into the Company, in which the shareholders of the Company immediately before such merger or consolidation do not own immediately after such transaction voting equity securities representing a majority of the voting power of the surviving entity in approximately the same relative percentages, (ii) a sale of all or substantially all of the assets of the Company or (iii) a transfer (in any transaction or series of transactions) of shares of the Company’s stock to a person or group of affiliated persons, in which such person or group owns immediately after such transaction voting equity securities representing a majority of the voting power of the Company,

(f)	pay or declare any dividend on any common stock (except dividends payable solely in shares of common stock) while the preferred stock remains outstanding, or

(g)	increase or decrease the size of the board of directors from five.

9. Common Stock and Warrants

Common Stock

The Company’s certificate of incorporation authorizes the issuance of 81,500,000 shares of common stock, $0.001 par value per share.

Certain stock options granted by the Company are exercisable at the date of grant, with unvested shares subject to repurchase by the Company in the event of voluntary or involuntary termination of employment of the shareholder. Such exercises are recorded as a liability on the balance sheet and reclassified into equity as the options vest. As of March 31, 2006 and 2007 and September 30, 2007, a total of 1.6 million, 1.0 million and 0.65 million (unaudited) shares of common stock, respectively, were subject to repurchase by the Company at the original exercise price of the related stock option. The corresponding exercise value of $101,000, $389,000, and $360,000 (unaudited) as of March 31, 2006 and 2007 and September 30, 2007, respectively, was recorded in accrued liabilities.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The activity of non-vested shares for the six months ended September 30, 2007 as a result of early exercise of options granted to employees, is as follows:

Shares
Non-vested as of March 31, 2007	972,676
Early exercises (unaudited)	17,462
Vested (unaudited)	(333,533)

Non-vested as of September 30, 2007 (unaudited)	656,605

In March and August 2000, the Company issued 360,000 and 15,500 shares of common stock upon the exercise of stock options to two employees for $36,000 and $12,000 in notes receivable, respectively. The full recourse notes bear interest at 6.75% and 6.22% per annum and mature in February and July 2010, respectively. On July 26, 2007, the $12,000 note receivable was forgiven.

Warrants

During September 2000, in connection with a capital lease agreement, the Company issued to the lessor a fully vested warrant to purchase 20,000 shares of Series B preferred stock at $5.00 per share. This warrant may be exercised at any time prior to September 4, 2010 or no later than three years from the effective date of an initial public offering of the Company. The estimated fair value of this warrant measured on the date of grant, using the Black-Scholes option pricing model, was $78,000 and was recorded as a discount to the capital lease obligations and amortized to interest expense over the term of the capital lease agreement. In February 2004, the warrant was converted into a warrant to purchase 20,000 shares of common stock at a price of $0.02 per share. The fair value of the warrant was fully amortized by March 31, 2004.

During March 2002, in connection with a loan agreement (Note 6), the Company issued to the lender a fully vested warrant to purchase 80,000 shares of common stock of the Company at $4.00 per share. This warrant may be exercised at any time prior to December 31, 2009. The estimated fair value of this warrant measured on the date of grant, using the Black-Scholes option pricing model, was $225,000. The estimated fair value was recorded as a discount to the loan and was amortized as interest expense over the period of the loan.

During September 2004, in connection with a loan agreement (Note 6), the Company issued to the lender a fully vested warrant to purchase 66,485 shares of common stock at $0.02 per share, with a maximum term of ten years. The estimated fair value of this warrant measured on the date of grant, using the Black-Scholes option pricing model, was $30,000. The estimated fair value was recorded as a discount to the loan and was amortized as interest expense over the period of the loan.

During June 2005 through October 2005, in connection with two loan and security agreements and specific borrowings thereunder, the Company issued to two lenders eight fully vested warrants to purchase a total of 170,201 shares of common stock of the Company at $1.88013 per share, with a maximum term of ten years. The aggregate estimated fair value of the warrants, measured on the dates of grant using the Black-Scholes option pricing model, was $190,000 and was recorded as a discount to the loans. The estimated fair value is being amortized as interest expense over the period of the loans.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Share Based Payments

Stock Option Plans

The Company’s 1999 Stock Plan (the “1999 Plan”) and the Company’s 2000 Management Stock Option Plan (the “2000 Plan”) authorize the board of directors to grant incentive and nonstatutory stock options and stock purchase rights to employees, directors and consultants of the Company.

The incentive and nonstatutory stock options may be granted at prices not less than 100% of the estimated fair value of the stock at the date of grant, as determined by the board of directors. For options granted to an employee who owns more than 10% of the voting power of all classes of stock of the Company, the exercise price shall be no less than 110% of the estimated value of the stock at the date of grant. Options generally vest over a four year period and expire no later than ten years after the date of grant.

As of March 31, 2007, the Company has reserved an aggregate of 16,351,477 shares of common stock for issuance pursuant to the 1999 Plan and the 2000 Plan. In addition, the Company has reserved 64,000 shares of common stock for issuance outside of these two plans.

On July 26, 2007, the Company’s board of directors adopted the 2007 Equity Incentive Plan and reserved 10,375,000 shares of common stock for future issuance thereunder, subject to stockholder approval.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of all option activity is as follows:

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value Per Share	Weighted Average Contractual Term (Years)	Aggregate Intrinsic Value
Balance at March 31, 2004	2,540,500	3,279,722	$0.04
Additional shares authorized	2,125,000	—	—
Options granted
At fair value(1)	(663,374)	663,374	0.02
At less than fair value(2)	(1,491,685)	1,491,685	0.08
Options exercised, including early exercises	—	(4,463,112)	0.02			$1,596,194
Options cancelled	138,815	(138,815)	0.16
Shares repurchased	84,834	—	0.02

Balance at March 31, 2005	2,734,090	832,854	0.14
Additional shares authorized	1,500,000	—	—
Options granted at less than fair value(2)	(2,256,787)	2,256,787	0.54
Options exercised, including early exercises	—	(169,172)	0.38			329,974
Options cancelled	108,502	(108,502)	0.28
Shares repurchased	60,738	—	0.02

Balance at March 31, 2006	2,146,543	2,811,967	0.44
Options granted at fair value(1)	(1,900,113)	1,900,113	4.82	2.08
Options exercised, including early exercises	—	(319,319)	1.36			1,404,842
Options cancelled	234,416	(234,416)	1.60
Shares repurchased	19,785	—	0.02

Balance at March 31, 2007	500,631	4,158,345	$2.32
Additional shares authorized (unaudited)	1,875,268	—	—
Options granted at fair value (1) (unaudited)	(1,772,950)	1,772,950	10.36	3.72
Options exercised, including early exercises (unaudited)	—	(54,442)	2.85			458,402

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

		Options Outstanding
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value Per Share		Weighted Average Contractual Term (Years)	Aggregate Intrinsic Value
Options cancelled and expired (unaudited)	135,636	(135,636)	2.58
Shares repurchased	8,053	—	0.28

Balance at September 30, 2007 (unaudited)	746,638	5,741,217	4.78

Options vested as of September 30, 2007 (unaudited)		2,156,127	1.29	2.02	(4)	7.67	21,496,586
Options vested and expected to vest as of September 30, 2007 (3) (unaudited)		5,323,058	4.56			8.46	37,261,406
Options exercisable as of September 30, 2007 (unaudited)		4,778,998	4.13			8.40	34,074,256

(1)	Options granted at fair value represent options whose exercise price equals the estimated fair value of the common stock on the date of the grant.
(2)	Options granted at less than fair value represent options whose exercise price is less than the estimated fair value of the common stock on the date of the grant.
(3)	Options expected to vest are the result of applying the pre-vesting forfeiture rate assumption to total outstanding options.
(4)	Of the 2,156,127 vested shares as of September 30, 2007 (unaudited), 432,270 relate to awards granted subsequent to adoption of SFAS 123R. The weighted average fair value per share represents the fair value of vested options as of September 30, 2007 granted on or after April 1, 2006.

The total fair value of options and share awards vested in the year ended March 31, 2007 and the six months ended September 30, 2007 was $92,000 and $949,000 (unaudited), respectively. During the years ended March 31, 2005, 2006 and 2007 and the six months ended September 30, 2007, the total cash received from the exercise of stock options was $10,000, $64,000, $118,000 and $213,000 (unaudited), respectively.

During the years ended March 31, 2005, 2006 and 2007, the Company granted zero, 300 and 12,375 options to consultants. Compensation expense associated with these options was not material.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fair Value Disclosures

The weighted average fair value of options granted during the year ended March 31, 2007 and the six months ended September 30, 2007 was $1.04 and $2.10 (unaudited) per underlying share of common stock, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes model with the following weighted average assumptions:

	Year Ended March 31, 2007	Six Months Ended September 30, 2007
		(unaudited)
Risk-free interest rate	4.81%	4.58%
Expected term (in years)	4.18	4.33
Dividend yield	0%	0%
Volatility	47%	42%

Employee Stock Purchase Plan

On July 26, 2007, the Company’s board of directors adopted the 2007 Employee Stock Purchase Plan and reserved 1,550,000 shares for future issuance thereunder, subject to stockholder approval.

Stock-Based Compensation

As a result of adopting SFAS 123R on April 1, 2006, the Company’s net loss was $476,000 greater than if the Company had continued to account for stock-based compensation under APB 25 and its basic and diluted net loss per share for the year ended March 31, 2007 was increased by $0.01. Stock-based compensation for awards granted following the adoption of SFAS 123(R) on April 1, 2006, was $476,000, $134,000 (unaudited) and $835,000 (unaudited), respectively, for the year ended March 31, 2007, and the six months ended September 30, 2006 and 2007.

Prior to April 1, 2006, the Company accounted for stock-based employee compensation arrangements in accordance with the provisions of APB 25, and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation,” an Interpretation of APB Opinion No. 25 (FIN 44), and had adopted the disclosure provisions of SFAS 123, and SFAS No. 148, “Accounting for Share-Based Compensation—Transition and Disclosure” (SFAS 148). For stock options granted during the years ended March 31, 2005 and 2006, the Company determined the fair value at the grant date using the minimum value method for purposes of pro forma disclosures under SFAS 123.

In accordance with APB 25, the Company recorded stock-based compensation expense under the intrinsic value method resulting from stock options that were granted to employees from January 2005 through February 2006 with exercise prices that, for financial reporting purposes, were deemed to be below the estimated fair market value of the underlying common stock on the date of grant. For the years ended March 31, 2005, 2006 and 2007, and for the six months ended September 30, 2006 and 2007, the Company recorded stock-based compensation expense under APB 25 of $81,000, $1.9 million, $1.3 million, $783,000 (unaudited) and $330,000 (unaudited), respectively. The unrecognized expense related to these grants as of September 30, 2007 is $508,000 (unaudited), which will be amortized over the remaining vesting periods.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total stock-based compensation for the years ended March 31, 2005, 2006, and 2007, and the six months ended September 30, 2006 and 2007, was $81,000, $1.9 million, $1.8 million, $917,000 (unaudited) and $1.2 million (unaudited), respectively. As of September 30, 2007, there was $8.9 million of total unrecognized compensation cost, net of estimated forfeitures, related to nonvested share-based compensation arrangements granted under the Company’s stock plans that is expected to be recognized over a weighted-average period of 3.4 years.

11. Commitments

Leases

The Company leases office space under noncancelable operating leases with various expiration dates through May 2014. In April 2005, the Company’s primary facilities lease was renegotiated and the new agreement expires in May 2014, although the Company has the option to cancel in May 2010 and has two consecutive options to extend the lease, each for an additional five year period. To the extent the Company elects to terminate the lease in 2010, it will be required to pay an early termination fee of approximately $1 million. The Company currently has no plans to exercise the early termination option. Rent expense for the years ended March 31, 2005, 2006 and 2007 and the six months ended September 30, 2006 and 2007 was $1.6 million, $1.1 million, $1.2 million, $590,000 (unaudited) and $927,000 (unaudited), respectively. The terms of certain of the facility leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight line basis over the lease period and has accrued for rent expense incurred but not paid. The Company subleased a portion of its facility under an operating lease which ran from May 1999 through June 2004. Sublease rental income related to this sublease lease was $71,000 for fiscal 2005. The Company subleased a portion of its facility under an operating lease which ran from January 2006 until August 2006. The sublease rental income related to this operating sublease was $28,000 and $40,000 for fiscal 2006 and 2007, respectively.

Future minimum lease payments under noncancelable operating leases, assuming no early termination, are as follows:

For the years ending March 31,	Rental Commitment
(in thousands)
2008	$958
2009	1,040
2010	1,076
2011	941
2012	913
Thereafter	2,106

Total minimum lease payments	$7,034

Employee Agreements

The Company has signed various employment agreements with key executives pursuant to which if following a change of control of the Company their employment is terminated by the Company without cause or by the employees for good reason, the employees are entitled to receive certain benefits, including, severance payments, accelerated vesting of stock and options, and certain insurance benefits. In addition, the Company’s agreement with its chief executive officer provides similar benefits if he is terminated in the absence of a change of control.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warranties

The Company provides for future warranty costs upon product delivery. The specific terms and conditions of those warranties vary depending upon the product sold and country in which the Company does business. The warranties are generally for three years from the date of installation of equipment.

Factors that affect the Company’s warranty liability include the number of installed units, historical experience and management’s judgment regarding anticipated rates of warranty claims and cost per claim. The Company assesses the adequacy of its recorded warranty liabilities each period and makes adjustments to the liability as necessary.

Changes in the warranty liability are as follows:

(in thousands)
Balance as of March 31, 2005	$3,136
Provision for warranty liability for sales made during the year	2,704
Change in estimate for pre-existing warranties	(798)
Settlements made during the year	(1,010)

Balance as of March 31, 2006	4,032
Provision for warranty liability for sales made during the year	3,364
Settlements made during the year	(1,848)

Balance as of March 31, 2007	5,548
Provision for warranty liability for sales made during the period (unaudited)	1,897
Settlements made during the period (unaudited)	(1,495)

Balance as of September 30, 2007 (unaudited)	$5,950

Warranty liabilities are classified based on the assumption that the claims will be made ratably over the three year term, which to date has been consistent with the Company’s actual warranty experience, as follows:

	March 31,		September 30,
	2006	2007	2007
			(unaudited)
	(in thousands)
Current	$1,878	$3,212	$3,378
Non-current	2,154	2,336	2,572

Total	$4,032	$5,548	$5,950

Noncancelable Purchase Commitments

The Company outsources the production of its hardware to third-party contract manufacturers. In addition, the Company enters into various inventory related purchase commitments with these contract manufacturers and suppliers. The Company had $4.2 million and $9.6 million in noncancelable purchase commitments with these providers as of March 31, 2007 and September 30, 2007, respectively. The Company expects to sell all products which it has committed to purchase from these providers.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees and Indemnifications

The Company also indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. The Company is unable to reasonably estimate the maximum amount that could be payable under these arrangements since these obligations are not capped but are conditional to the unique facts and circumstances involved. Accordingly, the Company has no liabilities recorded for these agreements as of March 31, 2006 and 2007, and September 30, 2007 (unaudited).

In its sales agreements, the Company may agree to indemnify its indirect sales channels and end-user customers for any expenses or liability resulting from claimed infringements of patents, trademarks or copyrights of third parties. The terms of these indemnification agreements are generally perpetual any time after execution of the agreement. The maximum amount of potential future indemnification is unlimited. To date the Company has not paid any amounts to settle claims or defend lawsuits. The Company is unable to reasonably estimate the maximum amount that could be payable under these arrangements since these obligations are not capped but are conditional to the unique facts and circumstances involved. Accordingly, the Company has no liabilities recorded for these agreements as of March 31, 2006 and 2007, and September 30, 2007 (unaudited).

12. Segment Information and Operations by Geographic Area

Operating segments are defined in accounting standards as components of an enterprise about which separate financial information is available and is regularly evaluated by management, namely the chief operating decision maker of an organization, in order to make operating and resource allocation decisions. The Company has concluded it operates in one business segment, which is the development, marketing and sale of information storage solutions. The Company’s headquarters and most of its operations are located in the United States; however, it conducts limited sales, marketing and customer service activities through small offices in Europe and Asia. Geographic revenue information, based on the location of the reseller or customer, as applicable, is as follows:

	Years Ended March 31,			Six Months Ended September 30,
	2005	2006	2007	2006	2007
				(unaudited)
	(in thousands)
United States	$17,699	$32,804	$59,347	$30,803	$44,726
Asia	2,119	3,638	2,561	1,044	1,324
Europe	3,955	1,742	4,260	2,274	5,739

Total	$23,773	$38,184	$66,168	$34,121	$51,789

For all of the periods presented long-lived assets located in the Company’s international offices were not material.

13. Employee Benefit Plans

The Company sponsors a 401(k) defined contribution plan covering all employees. Matching contributions and profit sharing contributions to the plan are at the discretion of the Company. To date, there have been no employer contributions under this plan.

3PAR Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14. Subsequent Event

On October 23, 2007 the Board of Directors approved a one-for-two reverse stock split of the Company’s outstanding shares of common stock and redeemable convertible preferred stock that was effected on October 25, 2007. All common stock, redeemable convertible preferred stock and per share amounts included in the financial statements have been retroactively adjusted to reflect this reverse stock split.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

3PAR Inc.

Common Stock

Goldman, Sachs & Co.

Credit Suisse

UBS Investment Bank

Thomas Weisel Partners LLC

RBC Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the NYSE Arca listing fee.

SEC registration fee		$3,070
NASD filing fee		10,500
NYSE Arca listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation that will become effective upon the completion of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated bylaws of the registrant that will become effective upon the completion of this offering provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since our inception in June 1998, we have issued unregistered securities to a limited number of persons as described below.

1. Sales of Common Stock to Founders:

In May 1999, the registrant issued and sold 2,400,000 shares of common stock to its five founders for aggregate proceeds of $24,000.

2. Sales of Preferred Stock:

In May 1999, the registrant issued and sold an aggregate of 5,120,000 shares of Series A Preferred Stock to a total of nine investors at $1.00 per share, for aggregate proceeds of $5,120,000.

Between April 2000 and June 2000, the registrant issued and sold an aggregate of 3,200,000 shares of Series B Preferred Stock to a total of 20 investors at $5.00 per share, for aggregate proceeds of $16,000,000.

Between May 2001 and June 2001, the registrant issued and sold an aggregate of 8,694,452 shares of Series C Preferred Stock to a total of 47 accredited investors at $11.5014 per share, for aggregate proceeds of $99,998,444.99.

In January 2003, the registrant issued and sold 1,757 shares of Series C Preferred Stock to a single accredited investor at $11.5014 per share, in exchange for the cancellation of certain indebtedness of the registrant.

In February 2004, the registrant issued and sold an aggregate of 17,013,417 shares of Series B-1 Preferred Stock to a total of 39 accredited investors at $1.88013 per share, for aggregate proceeds of $31,987,453.57. In connection with this financing, the outstanding shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock were automatically converted into shares of Common Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock and Series B-1 Preferred Stock.

In March 2006, the registrant issued and sold an aggregate of 4,921,113 shares of Series C-1 Preferred Stock to a total of 21 investors at $6.096174 per share, for aggregate proceeds of $29,908,000.00.

3. Warrants:

In September 2000, the registrant issued warrants to purchase 20,000 shares of the registrant’s common stock to an accredited investor at an exercise price of $0.02 per share.

In March 2002, the registrant issued warrants to purchase 80,000 shares of the registrant’s common stock to an accredited investor at an exercise price of $4.00 per share.

In September 2004, the registrant issued warrants to purchase an aggregate of 66,485 shares of the registrant’s common stock to an accredited investor at an exercise price of $0.02 per share.

Between June 2005 and October 2005, the registrant issued warrants to purchase an aggregate of 170,200 shares of the registrant’s common stock to an accredited investor at an exercise price of $1.88012 per share.

4. Options:

From July 1999 through September 2007, the registrant issued and sold an aggregate of 10,158,680 shares of common stock upon the exercise of options issued to certain employees, directors and consultants under the registrant’s 1999 Stock Plan at exercise prices ranging from $0.02 to $11.20 per share, for an aggregate consideration of $1,470,928.34.

5. Options:

From July 2001 through September 2007, the registrant issued and sold an aggregate of 4,082,857 shares of common stock upon the exercise of options issued to certain employees, directors and consultants under the registrant’s 2000 Management Stock Option Plan at exercise prices ranging from $0.02 to $7.08 per share, for an aggregate consideration of $2,588,285.00.

From December 2002 through February 2004, the registrant issued and sold an aggregate of 39,000 shares of common stock upon the exercise of options issued to a technology partner at exercise prices ranging from $0.02 to $2.50 per share, for an aggregate consideration of $60,300.00.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes each transaction was exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof and Regulation D promulgated thereunder, with respect to items (1), (2) (3) and (5) above, as transactions by an issuer not involving a public offering, and Rule 701 promulgated thereunder, with respect to item (4) above, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.01	Form of Underwriting Agreement

3.01**	Certificate of Incorporation of Registrant

3.01.1*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect upon the completion of this offering

3.02**	Bylaws of Registrant

4.01*	Specimen common stock certificate

4.02**	Fourth Amended and Restated Shareholder Rights Agreement between Registrant and certain holders of Registrant’s common stock named therein

5.01*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.01*	Form of Indemnification Agreement between Registrant and its directors and officers

10.02**	1999 Stock Plan of Registrant, as amended

10.02.1**	Forms of Stock Option Agreements under the 1999 Stock Plan

10.03**	2000 Management Stock Option Plan of Registrant, as amended

10.03.1**	Forms of Stock Option Agreements under the 2000 Management Stock Option Plan

10.04**	2007 Equity Incentive Plan of Registrant, to be in effect upon the completion of this offering

10.04.1*	Forms of Agreements under the 2007 Equity Incentive Plan

10.05**	2007 Employee Stock Purchase Plan

10.06*	Employee and Executive Incentive Compensation Plan

10.07**	Standard Industrial Lease by and between Registrant and The Realty Associates Fund V, L.P. dated April 28, 2005

10.08**	Standard Industrial Lease by and between Registrant and The Realty Associates Fund V, L.P. dated March 23, 2007

10.09**	Revised Offer Letter Agreement by and between Registrant and Adriel G. Lares dated November 5, 2001

10.10**	Offer Letter Agreement by and between Registrant and Jeffrey A. Price dated April 19, 1999

10.11**	Revised Offer Letter Agreement by and between Registrant and Randall T. Gast dated March 31, 2006

10.12**	Offer Letter Agreement by and between Registrant and James L. Dawson dated March 10, 2004

10.13**	Offer Letter Agreement by and between Registrant and Mark A. Jung dated December 11, 2006

10.14**	Offer Letter Agreement by and between Registrant and Christopher B. Paisley dated July 26, 2006

10.15**	Management Retention Agreement by and between Registrant and Alastair Short dated July 1, 2007

10.16**	Form of Management Retention Agreement with each vice president except for Alastair Short

Exhibit Number	Description

10.17**	Employment Agreement by and between Registrant and David C. Scott dated July 30, 2007

10.18†**	Production Purchase Agreement by and between Registrant and Xyratex Technology Limited dated January 31, 2006

10.19†**	Manufacturing and Purchase Agreement by and between Registrant and Flash Electronics, Inc. dated September 5, 2003

10.20**

Loan and Security Agreement by and among the Registrant, Gold Hill Lenders and Silicon Valley Bank dated June 30, 2005, and the 1st through 5th amendments thereto dated between December 9, 2005 and April 30, 2007

10.21**	Warrant to Purchase Stock Agreement by and between Registrant and Gold Hill Venture Lending 03, LP dated June 30, 2005

10.22**	Warrant to Purchase Stock Agreement by and between Registrant and Silicon Valley Bank dated June 30, 2005

10.23**	Standard NNN Lease by and between Registrant and Brandin Court Partners, LLC dated August 17, 2007

21.01**	List of subsidiaries of Registrant

23.01	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.02*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.01)

24.01**	Power of Attorney (see page II-7 to this registration statement on Form S-1)

99.1**	Consent of Valuation Research Corporation dated September 25, 2007

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

(b) Financial Statement Schedules. The following financial statement schedule is included herewith:

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
(in thousands)
Year ended March 31, 2005	$—	$—	$—	$—
Year ended March 31, 2006	$—	$—	$—	$—
Year ended March 31, 2007	$—	$128	$—	$128

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 25th day of October, 2007.

3PAR Inc.

By:	/s/ DAVID SCOTT
David Scott
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID SCOTT David Scott	President, Chief Executive Officer and Director (Principal Executive Officer)	October 25, 2007

/s/ ADRIEL LARES Adriel Lares	Chief Financial Officer (Principal Accounting and Financial Officer)	October 25, 2007

* Kevin Fong	Director	October 25, 2007

* Mark Jung	Director	October 25, 2007

* Jeffrey Price	Director	October 25, 2007

* Chris Paisley	Director	October 25, 2007

* Michael Sheridan	Director	October 25, 2007

* Mark Siegel	Director	October 25, 2007

* James Wei	Director	October 25, 2007

*By:	/s/ ADRIEL LARES
Adriel Lares Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description
1.01	Form of Underwriting Agreement

3.01**	Certificate of Incorporation of Registrant

3.01.1*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect upon the completion of this offering

3.02**	Bylaws of Registrant

4.01*	Specimen common stock certificate

4.02**	Fourth Amended and Restated Shareholder Rights Agreement between Registrant and certain holders of Registrant’s common stock named therein

5.01*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.01*	Form of Indemnification Agreement between Registrant and its directors and officers

10.02**	1999 Stock Plan of Registrant, as amended

10.02.1**	Forms of Stock Option Agreements under the 1999 Stock Plan

10.03**	2000 Management Stock Option Plan of Registrant, as amended

10.03.1**	Forms of Stock Option Agreements under the 2000 Management Stock Option Plan

10.04**	2007 Equity Incentive Plan of Registrant, to be in effect upon the completion of this offering

10.04.1*	Forms of Agreements under the 2007 Equity Incentive Plan

10.05**	2007 Employee Stock Purchase Plan

10.06*	Employee and Executive Incentive Compensation Plan

10.07**	Standard Industrial Lease by and between Registrant and The Realty Associates Fund V, L.P. dated April 28, 2005

10.08**	Standard Industrial Lease by and between Registrant and The Realty Associates Fund V, L.P. dated March 23, 2007

10.09**	Revised Offer Letter Agreement by and between Registrant and Adriel G. Lares dated November 5, 2001

10.10**	Offer Letter Agreement by and between Registrant and Jeffrey A. Price dated April 19, 1999

10.11**	Revised Offer Letter Agreement by and between Registrant and Randall T. Gast dated March 31, 2006

10.12**	Offer Letter Agreement by and between Registrant and James L. Dawson dated March 10, 2004

10.13**	Offer Letter Agreement by and between Registrant and Mark A. Jung dated December 11, 2006

10.14**	Offer Letter Agreement by and between Registrant and Christopher B. Paisley dated July 26, 2006

10.15**	Management Retention Agreement by and between Registrant and Alastair Short dated July 1, 2007

10.16**	Form of Management Retention Agreement with each vice president except for Alastair Short

10.17**	Employment Agreement by and between Registrant and David C. Scott dated July 30, 2007

Exhibit Number	Description

10.18†**	Production Purchase Agreement by and between Registrant and Xyratex Technology Limited dated January 31, 2006

10.19†**	Manufacturing and Purchase Agreement by and between Registrant and Flash Electronics, Inc. dated September 5, 2003

10.20**

Loan and Security Agreement by and among the Registrant, Gold Hill Lenders and Silicon Valley Bank dated June 30, 2005, and the 1st through 5th amendments thereto dated between December 9, 2005 and April 30, 2007

10.21**	Warrant to Purchase Stock Agreement by and between Registrant and Gold Hill Venture Lending 03, LP dated June 30, 2005

10.22**	Warrant to Purchase Stock Agreement by and between Registrant and Silicon Valley Bank dated June 30, 2005

10.23**	Standard NNN Lease by and between Registrant and Brandin Court Partners, LLC dated August 17, 2007

21.01**	List of subsidiaries of Registrant

23.01	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.02*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.01)

24.01**	Power of Attorney (see page II-7 to this registration statement on Form S-1)

99.1**	Consent of Valuation Research Corporation dated September 25, 2007

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

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